UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF August 2006

Commission File Number _______________

INTRAWEST CORPORATION
(Registrant’s name)

Suite 800, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3L6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [   ]               Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]               No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2006

INTRAWEST CORPORATION

By:	/s/ ROSS MEACHER

Name: Ross Meacher
Title: Corporate Secretary and Chief Privacy Officer

Form 51-102F3
Material Change Report
1.	Name and Address of Company

Intrawest Corporation Suite 800, 200 Burrard Street Vancouver, British Columbia V6C 3L6

2.	Date of Material Change

August 10, 2006

3.	News Release

Intrawest Corporation (“Intrawest” or the “Company”) issued a news release through Canada NewsWire Ltd. with respect to a material change on August 11, 2006. A copy of such news release is attached hereto as Schedule A and forms a part hereof.

4.	Summary of Material Change

On August 10, 2006, Intrawest entered into a definitive agreement with 3167113 Nova Scotia Company (the “Purchaser”) and Wintergames Acquisition LLC (“Parent”), corporations which are owned by 18 private equity funds managed by Fortress Investment Group LLC or managed by an affiliate of Fortress Investment Group LLC, under which all of the outstanding common shares of Intrawest will be acquired by the Purchaser for US$35.00 per share payable in cash.

5.	Full Description of Material Change

On August 10, 2006, Intrawest entered into a definitive agreement (the “Arrangement Agreement”) with the Purchaser and Parent pursuant to which all of the outstanding common shares of Intrawest will be acquired by the Purchaser for US$35.00 per share in cash. Parent is owned by 18 private equity funds which are managed by Fortress Investment Group LLC or managed by an affiliate of Fortress Investment Group LLC and the Purchaser is a subsidiary of Parent.

Intrawest previously announced, on February 28, 2006, that it had initiated a review of strategic options available to the Company for enhancing shareholder value. Following a thorough review of all strategic options to maximize value for Intrawest’s shareholders, which included the appointment of a Special Committee of directors to oversee the process, the Intrawest Board of Directors determined that the proposed transaction is in the best interests of the Company and unanimously resolved to recommend that shareholders of Intrawest approve the proposed transaction. In deciding to recommend the transaction to the Intrawest shareholders, Intrawest’s Board of Directors considered a number of factors and received an opinion from the Company’s financial advisors, Goldman, Sachs & Co., to the effect, and subject to the assumptions and conditions set forth in such opinion, that the consideration to be received for the common shares of the Company is fair, from a financial point of view, to the Intrawest shareholders. Capital West Partners provided additional advice to the Company, its Board of Directors and the Special Committee.

The transaction is to be carried out by way of statutory plan of arrangement and will be subject to the approval of 66 2/3 per cent of the votes cast by holders of Intrawest common shares and options to acquire Intrawest common shares at a meeting of shareholders and optionholders currently anticipated to take place in October 2006. Closing is subject to certain other conditions, including court and regulatory approvals. The Arrangement Agreement is not subject to any financing condition. The proposed transaction is expected to close in October 2006.

The Arrangement Agreement contains terms and conditions typical for transactions of this nature and prohibits Intrawest from soliciting any competing offers. In certain circumstances, Intrawest may terminate the Arrangement Agreement and withdraw its recommendation to shareholders to vote in favour of the plan of arrangement. In such an event and in certain other circumstances, Intrawest would be required to pay a termination fee to Parent of US$60 million. The Arrangement Agreement further provides that if it is terminated under certain circumstances, the Purchaser and Parent must pay Intrawest a termination fee of US$60 million.

The Arrangement Agreement also contemplates that the Purchaser will make an offer to purchase and consent solicitation with respect to Intrawest’s outstanding 6.875% Senior Notes due October 15, 2009 and 7.50% Senior Notes due October 15, 2013 to purchase such Notes and adopt a supplemental indenture that has the effect of eliminating covenants and other provisions in the applicable Indentures governing the Notes. The Purchaser may, at its option, require Intrawest to make such offer and consent solicitation, conditional upon the plan of arrangement becoming effective, in which case payment would be made by the Purchaser, on behalf of Intrawest. It is anticipated that such offer and solicitation will be made in September 2006.

A copy of the Arrangement Agreement is attached hereto as Schedule B and forms a part hereof.

6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

2

7.	Omitted Information

Not applicable.

8.	Executive Officer

The following senior officer may be contacted for further information in connection with this material change:

John Currie Chief Financial Officer Intrawest Corporation Suite 800, 200 Burrard Street Vancouver, BC V6C 3L6 Telephone: (604) 669-9777 Facsimile: (604) 669-0605

9.	Date of Material Change Report

August 18, 2006.

3

SCHEDULE A
NEWS RELEASE
 A-1

INTRAWEST
NEWS RELEASE
FOR IMMEDIATE RELEASE
INTRAWEST CORPORATION ANNOUNCES AGREEMENT TO BE ACQUIRED BY
FORTRESS INVESTMENT GROUP LLC FOR US$35.00 PER SHARE OR
US$2.8 BILLION IN TOTAL TRANSACTION VALUE
ALL DOLLAR AMOUNTS ARE IN U.S. CURRENCY
Vancouver, BC and New York, NY, August 11, 2006 — Intrawest Corporation (“Intrawest” or “the company”) (IDR:NYSE; ITW:TSX) and Fortress Investment Group LLC (“Fortress”) announced today that they have entered into a definitive agreement under which funds managed by affiliates of Fortress will acquire all of Intrawest’s outstanding common shares at a price of $35.00 per share payable in cash. The total value of the transaction, including the existing debt of Intrawest, is approximately $2.8 billion.
Fortress is a global investment and asset management firm with approximately $23 billion in equity capital under management.
This all-cash transaction for 100 per cent of the company’s shares represents a 20 per cent premium over Intrawest’s closing price on February 27, 2006, the last trading day before the company announced its intention to review its strategic options, and a 32 per cent premium over the closing price prior to the announcement of the offer.
“Following a thorough review of all strategic options to maximize value for Intrawest’s shareholders, which included the appointment of a Special Committee of Directors to oversee the process, the Board of Directors of Intrawest has determined that the transaction with Fortress is the best alternative for the shareholders and is in the best interests of the company,” said Gordon MacDougall, lead director of Intrawest Corporation. “The Intrawest Board has unanimously recommended that the shareholders of Intrawest approve the transaction.”
In deciding to recommend the transaction to the Intrawest shareholders, the Board of Directors considered a number of factors and received an opinion from the company’s financial advisors, Goldman, Sachs & Co. to the effect, and subject to the assumptions and conditions set forth in such opinion, that the consideration to be received for the common shares of the company is fair, from a financial point of view, to the Intrawest shareholders. Capital West Partners provided additional advice to the company, the Board of Directors and the Special Committee.
“I am pleased with the result of our review of strategic alternatives that was announced on February 28, 2006,” said Joe Houssian, chairman and chief executive officer of Intrawest Corporation. “Over the past five months, we have thoroughly analyzed the financial and strategic options for the company and believe that the value inherent in this transaction is in the best interests of all of our shareholders. Fortress was attracted by our assets, people, business strategies and loyal customer base and is able to support Intrawest becoming a global leader across all of our businesses.”

“Fortress has a disciplined strategy of acquiring asset-based businesses with high quality platforms and Intrawest is truly unique in this regard,” said Wesley R. Edens, principal and chairman of the management committee of Fortress Investment Group LLC. “We have a great opportunity to continue Intrawest’s evolution into a leading global leisure player and look forward to working with its management team, employees and partners.”
The transaction will be carried out by way of a statutory plan of arrangement and must be approved by the applicable court and by 66 2/3 per cent of the votes cast by holders of Intrawest shares. Closing is also subject to customary conditions of closing, including regulatory approvals. The closing of the transaction is not subject to any financing condition. The proposed transaction is expected to close in October 2006, shortly after receipt of shareholder and court approvals.
Further information regarding the proposed transaction will be contained in an information circular which Intrawest will mail to the holders of common shares in connection with the special meeting of shareholders to be held to approve the transaction. It is expected that the materials will be mailed in September 2006 for a meeting anticipated to be held in October 2006.
Goldman, Sachs & Co. acted as financial advisor and McCarthy Tetrault acted as legal advisor to Intrawest Corporation. Farris, Vaughan, Wills & Murphy LLP provided legal advice to the Special Committee. Lehman Brothers Inc. acted as financial advisor and Skadden, Arps, Slate, Meagher & Flom LLP and Goodmans LLP acted as legal advisors to Fortress, Lehman Brothers, Deutsche Bank and Bear Stearns provided a debt financing commitment for this acquisition.
A conference call is scheduled for August 11 at 9:00am ET (6:00am PT) to discuss the transaction. To access the call, dial 1-800-921 -9431 before the scheduled start time. A playback version of the conference call will be available until August 18 at 1-877-519-4471 with password 7729315. The call will also be web cast live on www.intrawest.com (or http://viavid.net/dce.aspx?sid=0000347B).
Intrawest Corporation (IDR:NYSE; ITW:TSX) is a world leader in destination resorts and adventure travel. The company has interests in 10 resorts at North America’s most popular mountain destinations, including Whistler Blackcomb, a host venue for the 2010 Winter Olympic and Paralympic Games. Intrawest owns Canadian Mountain Holidays, the largest heli-skiing operation in the world, and an interest in Abercrombie & Kent, the world leader in luxury adventure travel. The Intrawest network also includes Sandestin Golf and Beach Resort in Florida and Club Intrawest — a private resort club with nine locations throughout North America. Intrawest develops real estate at its resorts and at other locations across North America and in Europe. Intrawest is headquartered in Vancouver, British Columbia. For more information, visit www.intrawest.com.
Fortress Investment Group LLC is a global investment and asset management firm founded in 1998 with approximately $23 billion in equity capital under management. Fortress is headquartered in New York, and its affiliates have offices in Dallas, Frankfurt, Geneva, Hong Kong, London, Rome, San Diego, Sydney and Toronto.

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. Intrawest’s actual results could differ materially from those expressed or implied by such forward-looking statements, Factors that could cause or contribute to such differences include, but are not limited to, Intrawest’s ability to implement its business strategies, seasonality, weather conditions, competition, general economic conditions, currency fluctuations and other risks detailed in the company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. In addition, the completion of the transaction contemplated by this release is conditional upon a number of factors, many of which are outside
 2

of lntrawest’s control. There is no assurance that the transaction will be completed at all or upon the same terms and conditions described above.

Investors please call:
Mr. John Currie	Ms. Lilly Donohue
Chief Financial Officer	Managing Director
Intrawest Corporation	Fortress investment Group
(604) 669-9777	(212) 798-6118
or
Mr. Tim McNulty
Director, Investor Relations
Intrawest Corporation
(604) 623-6620

Media please call:
Mr. Dan Gagnier
Citigate Sard Verbinnen
(212) 687-8080
If you would like to receive future news releases by email, please contact: investor.relations@intrawest.com
 3

SCHEDULE B
ARRANGEMENT AGREEMENT
 B-1

ARRANGEMENT AGREEMENT
WINTERGAMES ACQUISITION LLC
- and -
3167113 NOVA SCOTIA COMPANY
- and -
INTRAWEST CORPORATION
August 10, 2006

i

		Page
4.12	Notes Offers	67

ARTICLE 5 ADDITIONAL AGREEMENTS		68
5.1	Permitted Activities	68
5.2	Non-Solicitation	69
5.3	Notification of Acquisition Proposal	70
5.4	Right to Match	71
5.5	Value	73
5.6	Payments to Parent	73
5.7	Reimbursement of Expenses to Parent and Acquisitionco	74
5.8	Effect of Payments	75
5.9	Payment to Intrawest	75

ARTICLE 6 TERMINATION OF AGREEMENT		76
6.1	Termination	76
6.2	Void upon Termination	77
6.3	Notice of Unfulfilled Conditions	77

ARTICLE 7 CONDITIONS PRECEDENT		78
7.1	Mutual Conditions Precedent	78
7.2	Additional Conditions Precedent to the Obligations of Intrawest	79
7.3	Additional Conditions Precedent to the Obligations of Parent
	and Acquisitionco	79

ARTICLE 8 GENERAL		80
8.1	Notices	80
8.2	Fees and Expenses	82
8.3	No Assignment	82
8.4	Binding Effect	83
8.5	Parent and Acquisitionco	83
8.6	Time of Essence	83
8.7	Public Announcements	83
8.8	Governing Law	84
8.9	Entire Agreement	84
8.10	No Third-Party Beneficiaries	84
8.11	Amendment	85
8.12	Waiver and Modifications	85
8.13	Severability	86
8.14	Mutual Interest	86
8.15	Further Assurances	86
8.16	Injunctive Relief	86
8.17	No Personal Liability	87
8.18	Counterparts	87

SCHEDULE A		1

SCHEDULE B APPROPRIATE REGULATORY APPROVALS		1

ii

ARRANGEMENT AGREEMENT
THIS AGREEMENT made the 10th day of August, 2006,

BETWEEN:

WINTERGAMES ACQUISITION LLC, a limited liability company incorporated under the laws of the State of Delaware

(“Parent”)

AND:

3167113 NOVA SCOTIA COMPANY, an unlimited liability company incorporated under the laws of the Province of Nova Scotia

(“Acquisitionco”)

AND:

INTRAWEST CORPORATION, a corporation continued under

the Canada Business Corporations Act

(“Intrawest”)

WHEREAS:
A.	Acquisitionco is prepared to acquire all of the outstanding common shares of Intrawest pursuant to the Arrangement as provided in this Agreement;

B.	Parent has taken the initiative in incorporating and organizing Acquisitionco and is the legal and beneficial owner of all of the issued and outstanding shares of Acquisitionco; and

C.	The Board of Directors has determined that it is in the best interests of Intrawest and its shareholders for Intrawest to enter into this Agreement and to recommend that holders of Common Shares vote in favour of the Arrangement Resolutions;
NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto hereby agree as follows:
ARTICLE 1
INTERPRETATION
1.1 Definitions
In this Agreement, unless the context otherwise requires:

“6.875% Notes” means the 6.875% Senior Notes due October 15, 2009 issued by Intrawest pursuant to an indenture dated as of October 6, 2004 between Intrawest and JPMorgan Chase Bank and CIBC Mellon Trust Company;
“7.50% Notes” means the 7.50% Senior Notes due October 15, 2013 issued by Intrawest on each of October 9, 2003 and October 6, 2004 pursuant to an indenture dated as of October 9, 2003 between Intrawest and JPMorgan Chase Bank and CIBC Mellon Trust Company;
“Acquisitionco” means 3167113 Nova Scotia Company, an unlimited liability company incorporated under the laws of the Province of Nova Scotia;
“Acquisition Proposal” means, at any time, any proposal or offer (written or oral) relating to the acquisition by any person, or two or more persons acting “jointly or in concert” (within the meaning of that expression as used in the Securities Act (British Columbia)), of more than 20% of the Common Shares outstanding at such time or assets (including shares of subsidiaries) of Intrawest or any of its subsidiaries at such time representing more than 20% of the book value or fair market value (each on a consolidated basis) of the total assets of Intrawest and its subsidiaries, taken as a whole (including a lease having the same economic effect as a purchase of assets), whether by way of plan of arrangement, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution or other business combination, sale of assets, take over bid, tender offer, share exchange, exchange offer or otherwise, other than the Arrangement and the other transactions contemplated by this Agreement;
“affiliate” has the meaning of such term as used in the Securities Act (British Columbia);
“Agreement” means this agreement (including the Schedules attached hereto) as the same may be amended from time to time;
“Amalgamation” means the amalgamation of Acquisitionco and Intrawest which Acquisitionco anticipates will occur following the Effective Time;
“applicable privacy laws” means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including the Personal Information Protection and Electronic Documents Act (Canada) and any comparable provincial law (including the Personal Information Protection Act (British Columbia) and An Act Respecting the Protection of Personal Information in the Private Sector (Quebec));
“Appropriate Regulatory Approvals” means those sanctions, rulings, orders, determinations, exemptions, licences, permits, certificates and other consents, approvals and authorizations (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of, and notifications to and filings and registrations with, Governmental Authorities set forth in Schedule B hereto or under the heading “Appropriate Regulatory Approvals” in the Intrawest Disclosure Letter;

“Arrangement” means an arrangement under the provisions of section 192 of the CBCA, on the terms and conditions set forth in the Plan of Arrangement;
“Arrangement Resolutions” means the resolutions to be considered and, if thought fit, passed, by the Intrawest Securityholders at the Intrawest Meeting to approve the Arrangement;
“Articles of Arrangement” means the articles of arrangement of Intrawest in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made;
“associate” has the meaning attributed to such term under the Securities Act (British Columbia);
“Board of Directors” means the board of directors of Intrawest;
“business day” means any day on which commercial banks are generally open for business in Vancouver, British Columbia and New York, NY, other than a Saturday, a Sunday or a day observed as a holiday in Vancouver, British Columbia under the laws of the Province of British Columbia or the federal laws of Canada or in New York, NY under the laws of the State of New York;
“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued pursuant to section 192(7) of the CBCA;
“CBCA” means the Canada Business Corporations Act (Canada);
“Circular” means the notice of the Intrawest Meeting and accompanying information circular (including all schedules, appendices and exhibits thereto) to be sent to the Intrawest Securityholders in connection with the Intrawest Meeting, including any amendments or supplements thereto;
“Code” means the United States Internal Revenue Code of 1986;
“commercially reasonable efforts” with respect to any party hereto means the agreement of such party to cooperate and to use its reasonable efforts consistent with commercial practice without payment or incurrence of any liability or obligation, other than reasonable expenses, or the requirement to engage in litigation;
“Commitment Letter” has the meaning defined in section 3.3(e);
“Common Shareholders” at any time means the holders at that time of Common Shares;
“Common Shares” means common shares without par value in the capital of Intrawest;
“Competition Act” means the Competition Act (Canada);
“Confidentiality Agreement” means the Confidentiality Agreement dated March 29, 2006 between Fortress Investment Group LLC and Intrawest;

“constating documents” means, with respect to any person, the certificate and articles of incorporation, amalgamation or continuation, by-laws, articles of organization, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement, shareholder agreement or declaration or similar governing document of such person;
“Contract” means any contract, agreement, licence, franchise, lease, arrangement, commitment or understanding to which Intrawest or any of its subsidiaries is a party or by which Intrawest or any of its subsidiaries is bound;
“Court” means the Supreme Court of British Columbia;
“Director” means the Director appointed pursuant to section 260 of the CBCA;
“DSUs” means:
(a)	in the case of the Intrawest Director DSU Plan, all of the deferred share units credited to the participants thereunder immediately prior to the Effective Time;

(b)	in the case of the Intrawest Key Executive DSU Plan, all of the deferred share units credited to the participants thereunder immediately prior to the Effective Time;

(c)	in the case of the Intrawest Return on Capital Plan, the “Target Allocation” in respect of each of the participants thereunder (being a total of 337,950 notional Common Shares); and

(d)	in the case of the Intrawest LTIP, all of the notional Common Shares that would be allotted to each participant thereunder in the event of the termination of the employment of each of them with Intrawest after July 1, 2006 and before September 30, 2006 in circumstances which do not entitle any of them to a “Reasonable Notice Period Allotment” thereunder;
“Effective Date” means the date on which all conditions to the completion of the Arrangement as set out in Article 7 have been satisfied or waived in accordance with the provisions of this Agreement and all documents agreed to be delivered hereunder have been delivered to the satisfaction of the parties hereto, acting reasonably, which will be the date shown on the Certificate of Arrangement giving effect to the Arrangement;
“Effective Time” has the meaning defined in the Plan of Arrangement;
“Environment” means the natural environment, including soil, land surface, subsurface strata, surface water, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, and any other environmental medium or natural resource;
“Environmental Laws” means all applicable Laws (including, in the United States, the Comprehensive Environmental Response, Compensation and Liability Act) relating to occupational and human health and safety, noise control, pollution or the protection of the

Environment or to the generation, production, installation, use, storage, disposal, treatment, transportation, packaging, handling, containment, clean-up, remediation or corrective action, Release or threatened Release of Hazardous Substances;
“Environmental Permit” means any permit, approval, authorization, license, certificate, registration, or consent issued by any Governmental Authority pursuant to any Environmental Laws;
“Equity Commitment Letter” has the meaning defined in section 3.3(e);
“equity interests” means any security of a subsidiary or Joint Venture of Intrawest that carries a residual right to participate in the earnings of such subsidiary or Joint Venture, and on the liquidation or winding up of such subsidiary or Joint Venture, in its properties or assets;
“Exchange” means the Toronto Stock Exchange or the New York Stock Exchange, and “Exchanges” means both of them;
“Exchange Act” means the United States Securities Exchange Act of 1934;
“Executive Employment Agreements” means the Amended and Restated Executive Employment Agreements dated April 1, 2006 between Intrawest and each of Joseph S. Houssian, Daniel O. Jarvis, Michael F. Coyle, John E. Currie and Hugh R. Smythe;
“Fairness Opinion” means the opinion of the Financial Advisor to the effect that the consideration to be received under the Arrangement is fair, from a financial point of view, to the Common Shareholders;
“Financial Advisor” means the person engaged by the Board of Directors, or the Special Committee, on behalf of Intrawest, to provide the Fairness Opinion;
“Final Order” means the order of the Court approving the Arrangement under section 192 of the CBCA, as such order may be affirmed, amended or modified by the Court at any time prior to the Effective Date or, if appealed, unless such appeal is withdrawn, abandoned or denied, as affirmed or amended on appeal;
“Fortress” means, collectively, the entities party to the Equity Commitment Letter, each of which is a private equity fund managed by Fortress Investment Group LLC or an affiliate of Fortress Investment Group LLC;
“Funded Share Purchase Plan” means the Intrawest 2002 Funded Senior Employee Share Purchase Plan;
“Governmental Authority” means any multinational, federal, provincial, state, regional, municipal, local or other government or governmental body and any division, agent, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;
“Hazardous Substances” means any waste or other substance that is alone or in any combination regulated, prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive or toxic, a hazardous waste, a deleterious substance, or a contaminant or pollutant, under or pursuant to any applicable Environmental Laws, including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials or any substance which is deemed under Environmental Laws to be deleterious to natural resources or worker or public health and safety;
“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976;
“Indebtedness” means, without duplication, with respect to any person (a) every obligation of such person for borrowed money, secured or unsecured, (b) every obligation of such person evidenced by bonds, debentures, notes or other similar instruments, (c) every obligation of such person under purchase money mortgages, conditional sale agreements or other similar instruments relating to purchased property or assets, (d) every capitalized lease obligation of such person, (e) every obligation of such person under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof) and (f) every obligation of the type referred to above of any other person, the payment of which such person has guaranteed or for which such person is otherwise responsible or liable;
“Intellectual Property Rights” has the meaning defined in section 3.1(w);
“Interim Order” means the interim order of the Court to be issued following the application therefor contemplated by section 2.1 and containing declarations and directions with respect to the Arrangement and the holding of the Intrawest Meeting, as such order may be amended, modified, supplemented or varied by the Court;
“Intrawest” means Intrawest Corporation, a corporation continued under the CBCA;
“Intrawest Benefit Plans” means all employee, officer or director, health, dental, prescription drug or other medical, life, disability or other insurance, death or survivor benefits, fringe benefits, bonus, stock compensation, deferred compensation, stock option, phantom stock option, incentive pay or compensation, stock purchase, profit sharing, severance or termination pay, vacation pay, employee assistance, supplementary unemployment benefit, pension, retirement and supplementary retirement plans, programs or arrangements and other similar employee, officer or director plans, programs or arrangements maintained or contributed to by Intrawest or any of its subsidiaries (or under which Intrawest or any of its subsidiaries has any actual or contingent liability) for the benefit of employees, officers or directors, or former employees, officers or directors, of Intrawest or any of its subsidiaries, or the dependents or beneficiaries of such employees, officers or directors, but excluding (a) any pension, health, prescription drug or other medical, workers’ compensation, unemployment insurance or other comparable plan or program established or maintained by any Governmental Authority, and (b) any multi-employer pension or welfare benefit plan;
“Intrawest Director DSU Plan” means the “Director Deferred Share Unit Plan” of Intrawest, as amended from time to time;
“Intrawest Disclosure Letter” means the letter of disclosure dated as of the date of this Agreement and signed by one or more officers of Intrawest and delivered by Intrawest to Parent;
“Intrawest DSU Plans” means the Intrawest LTIP, the Intrawest Return on Capital Plan, the Intrawest Key Executive DSU Plan and the Intrawest Director DSU Plan;
“Intrawest Employee Share Purchase Plan” means the “Intrawest Employee Share Purchase Plan”, as amended from time to time;
“Intrawest Financial Statements” means the audited consolidated financial statements of Intrawest as at, and for the year ended, June 30, 2005 and the unaudited consolidated financial statements of Intrawest as at, and for the nine months ended March 31, 2006, including, in each case, the notes thereto;
“Intrawest Key Executive DSU Plan” means the “Key Executive Deferred Share Unit Plan — 2001” of Intrawest, as amended from time to time;
“Intrawest LTIP” means the “Executive Long Term Incentive Plan” of Intrawest, as amended from time to time;
“Intrawest Meeting” means the special meeting of the Intrawest Securityholders, including any adjournment or postponement thereof, to be called pursuant to the Interim Order for the purpose of considering, and if thought fit approving the Arrangement Resolutions;
“Intrawest Options” at any time means options to acquire Common Shares granted pursuant to the Intrawest Stock Option Plan which are, at such time, outstanding and unexercised, whether or not vested;
“Intrawest Public Disclosure Record” means all documents and information filed by Intrawest under the applicable securities Legislation since June 30, 2003, including the Intrawest financial statements filed since such date, the management’s discussion and analysis relating to such Intrawest financial statements filed since such date, the Annual Information Forms of Intrawest for the years ended June 30, 2003, June 30, 2004 and June 30, 2005, the information circular relating to Intrawest’s annual meetings of shareholders held on November 10, 2003, November 8, 2004 and November 7, 2005 and all material change reports and news releases filed since June 30, 2003;
“Intrawest Return on Capital Plan” means the “Key Executive Long Term Incentive Plan” of Intrawest, as amended from time to time;

“Intrawest Securityholders” at any time means the Common Shareholders and holders of Intrawest Options at that time;
“Intrawest Senior Employee RSU Plan” means the “Senior Employee Restricted Share Unit Plan” of Intrawest;
“Intrawest Senior Management” means the Chief Executive Officer, the President and Chief Operating Officer, the Chief Financial Officer, the Chief Corporate Development Officer and the Corporate Secretary of Intrawest;
“Intrawest Stock Option Plan” means the “Stock Option Plan” of Intrawest, as amended from time to time;
“Joint Venture” means:
(a)	any corporation, partnership, limited liability company, joint venture or similar entity in which Intrawest or any subsidiary of Intrawest owns voting shares or equity interests but which is not a subsidiary of Intrawest if such voting shares or equity interests have a book value which exceeds $10,000,000; and

(b)	any subsidiary of a person referred to in subparagraph (a) of this definition;
“Joint Venture Interest” means, with respect to any Joint Venture, the voting shares or equity interests owned by Intrawest or any subsidiary of Intrawest or Joint Venture in such Joint Venture;
“Laws” means all laws, statutes, codes, ordinances, decrees, rules, regulations, by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations or awards or other requirements of any Governmental Authority having the force of law, and any legal requirements or bases for liability arising under the common law and the term “applicable” with respect to such Laws in the context that refers to any person means such Laws as are applicable to such person or its business, undertaking, property or securities and that emanate from a Governmental Authority having jurisdiction over the person or its business, undertaking, property or securities;
“Legislation” at any time means (a) the CBCA, (b) the applicable securities legislation of each province and territory of Canada and (c) applicable United States federal and state securities laws, the respective rules and regulations and published policies made or promulgated under that legislation, and the blanket rulings and orders issued by the regulatory authorities administering that legislation in effect at such time, in each case as amended and in force from time to time;
“Lenders” has the meaning defined in section 3.3(e);
“Lien” means any mortgage, lien, hypothec, security interest, pledge or other encumbrance, charge or adverse right or claim, defect of title, restriction or other rights of third parties;

“Luxco” has the meaning defined in section 8.3;
“Material Adverse Effect” means, with respect to any person, a fact, circumstance, change, effect, matter, action, condition, event, occurrence or development that, individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to the business, affairs, results of operations or financial condition of that person and its subsidiaries, taken as a whole provided that a Material Adverse Effect will not include or be deemed to result from any effect (whether alone or in combination with any other effect), directly or indirectly, arising out of, relating to, resulting from or attributable to (and none of the following will be taken into account in determining whether there has been or will be a Material Adverse Effect):
(a)	changes or developments in general international political, economic or financial conditions, or the economy or political conditions in any jurisdiction in which such person or its subsidiaries operates or carries on business, including any changes or developments in the Canadian or United States economies or the global economy or financial, credit, banking, currency or securities markets in general, including any reduction in major market indices, except to the extent such changes or developments adversely affect such person or any of its subsidiaries in a manner distinct from and with materially disproportionate effect than it affects other persons, including other persons carrying on the business being carried on by such person or any of its subsidiaries in the industry or industries in which such person or any of its subsidiaries operates in any jurisdiction affected by such changes or developments;

(b)	changes or developments resulting from any act of sabotage or terrorism or any outbreak of hostilities or war, or any escalation of such acts of sabotage or terrorism or hostilities or war, except to the extent such sabotage or terrorism or hostilities or war adversely affect such person or any of its subsidiaries in a manner distinct from and with a materially disproportionate effect than it affects other persons, including other persons carrying on the business being carried on by such person or any of its subsidiaries in the industry or industries in which such person or any of its subsidiaries operates in any jurisdiction affected by such sabotage or terrorism or hostilities or war;

(c)	changes or developments in or relating to currency exchange rates;

(d)	changes or developments generally affecting or relating to the industries in which such person operates except to the extent such changes or developments adversely affect such person or any of its subsidiaries in a manner distinct from and with a materially disproportionate effect than it affects other persons carrying on the business being carried on by such person or any of its subsidiaries in such industries;

(e)	any natural disaster, or weather conditions adverse to the business being carried on by such person or any of its subsidiaries, except to the extent such natural disaster or adverse weather conditions directly or indirectly and adversely affect such person or any of its subsidiaries in a manner distinct from and with a materially disproportionate effect on such person as compared to other persons carrying on the business being carried on by such person or any of its subsidiaries in the industry or industries in which such person or any of its subsidiaries operates in any jurisdiction subject to such natural disaster or adverse weather conditions;

(f)	the announcement of the execution of this Agreement or the transactions contemplated hereby or the acceleration of any Indebtedness of Intrawest or any subsidiary of Intrawest or any Joint Venture, provided that such Indebtedness has been previously disclosed to Parent, as a result of the completion of any of the transactions contemplated herein, including any Pre-Acquisition Reorganization, the Amalgamation and any financing contemplated in section 4.8 or any contravention, breach, violation, default, right, cancellation, suspension, alteration or Lien that would result as a result of any Pre-Acquisition Reorganization contemplated in section 4.2 or any financing contemplated in section 4.8;

(g)	any changes in any Laws or the interpretation, application or non-application of any Laws by any Governmental Authority or self-regulatory authority (other than orders, judgments or decrees against Intrawest or any of its subsidiaries), including any changes in applicable accounting requirements or principles, except to the extent such changes in Laws or interpretation, application or non application of Laws adversely affect such person or any of its subsidiaries in a manner distinct from and with a materially disproportionate effect than it affects other persons, including other persons carrying on the business being carried on by such person or any of its subsidiaries in the industry or industries in which such person or any of its subsidiaries operates in any jurisdiction subject to such Laws; or

(h)	any action taken by any person or any of its subsidiaries to which the other party hereto has consented to in writing;
and provided further that no failure to meet any earnings estimates previously made public by Intrawest, or included as part of the information disclosed or made available by Intrawest to Parent prior to the date of this Agreement, and no decrease in the market price or trading volume of Common Shares on either of the Exchanges will, in and of itself (where such failure or decrease is not as a result of other facts, circumstances, changes, matters, actions, conditions, events, occurrences, developments, terms or effects, individually or in the aggregate, that constitute a Material Adverse Effect), constitute a Material Adverse Effect on Intrawest;
“Material Contract” means:
(a)	any Contract which, if terminated, would reasonably be expected to have a Material Adverse Effect on Intrawest;

(b)	any lease of real property by Intrawest or any of its subsidiaries with third parties under which Intrawest or any of its subsidiaries is required to pay, or entitled to receive, annual rents in excess of $2,500,000;

(c)	any partnership agreement, limited liability company agreement, joint venture agreement or other similar agreement or arrangement relating to the formation,

creation or operation of any partnership, limited liability company or joint venture the properties and assets of which exceed $10,000,000 in which Intrawest or any of its subsidiaries is a partner, member or joint venturer and in which the interest of Intrawest and its subsidiaries has a value which exceeds $10,000,000 other than any such partnership, limited liability company or joint venture which is a wholly-owned subsidiary of Intrawest;

(d)	any shareholder agreement, voting trust, right to require registration under any applicable securities Laws (including the securities Laws forming part of the Legislation) or other arrangement or commitment to which Intrawest or any of its subsidiaries the properties and assets of which exceed $10,000,000 is a party or bound with respect to the voting, disposition or registration of any outstanding shares in Intrawest or any such subsidiaries;

(e)	any Contract under which Indebtedness (other than indebtedness of the type referred to in clause (f) of the definition of “Indebtedness” in respect of Indebtedness of Intrawest or any wholly-owned subsidiary of Intrawest) in excess of $10,000,000 is outstanding or may be incurred or pursuant to which any property or asset of Intrawest or any of its subsidiaries having a fair market value in excess of $10,000,000 is mortgaged, pledged or otherwise subject to a Lien (other than a Permitted Lien) other than any such Contract between two or more wholly owned subsidiaries of Intrawest or between Intrawest and one or more wholly owned subsidiaries of Intrawest;

(f)	any Contract providing for the sale or exchange of, or option to sell or exchange, any property or asset where the sale price or agreed value (or, where the Contract does not specify a sale price or agreed value for the property or asset expressed in terms of money, the fair market value) of such property or asset is in excess of $10,000,000, or the purchase or exchange of, or option to purchase or exchange, any property or asset where the purchase price or agreed value (or, where the Contract does not specify a purchase price agreed value for the property or asset expressed in terms of money, the fair market value) of such property or asset is in excess of $10,000,000 entered into in the past 12 months (or entered into more than 12 months prior to the date hereof in respect of which the applicable transaction has not been consummated) other than any such Contract between two or more wholly-owned subsidiaries of Intrawest or between Intrawest and one or more wholly-owned subsidiaries of Intrawest;

(g)	any Contract pursuant to which Intrawest or any of its subsidiaries manages or operates any real property on behalf of any third party under which such third party is obliged to make annual payments in excess of an aggregate of $2,500,000, and any Contract pursuant to which Intrawest or any of its subsidiaries grants any rights to a third party to manage or operate any real property on behalf of Intrawest or any such subsidiaries under which Intrawest or any such subsidiaries are obliged to make annual payments in excess of an aggregate of $2,500,000;

(h)	any Contract to which Intrawest or any of its subsidiaries is a party or otherwise bound (i) granting or obtaining any right to use any material Intellectual Property Rights (other than any Contract granting rights to use readily available commercial software that is generally available on non-discriminatory pricing terms) or (ii) restricting the rights of Intrawest or any of its subsidiaries, or permitting other persons, to use or register any material Intellectual Property Rights, except any such Contract which, if terminated, would not reasonably be expected to have a Material Adverse Effect on Intrawest;

(i)	any Contract restricting the incurrence of Indebtedness by Intrawest or any subsidiary of Intrawest or the incurrence of Liens on any properties or assets of Intrawest or any wholly-owned subsidiary of Intrawest which are material to Intrawest and its subsidiaries, taken as a whole, or restricting the payment of dividends by Intrawest or the transfer by Intrawest or any subsidiary of Intrawest of any real property of Intrawest or any subsidiary of Intrawest which is material to Intrawest and its subsidiaries, taken as a whole, in each case other than any such Contract between two or more wholly-owned subsidiaries of Intrawest or between Intrawest and one or more wholly-owned subsidiaries of Intrawest;

(j)	any Contract that purports to limit the right of Intrawest or any of its subsidiaries (i) to engage in any line of business or (ii) to compete with any person or operate in any location, except any such Contract that does not have a Material Adverse Effect on Intrawest;

(k)	any Contract under which Intrawest or any of its subsidiaries is obliged to make annual payments in excess of an aggregate of $2,500,000 other than any Contract of the types referred to in clauses (b) through (g) of this definition (without regard to the dollar amounts set forth in such clauses) and other than any such Contract between two or more wholly-owned subsidiaries of Intrawest or between Intrawest and one or more wholly-owned subsidiaries of Intrawest; and

(l)	any Contract entered into in the past 12 months or in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition, directly or indirectly (by merger or otherwise), of assets or capital stock or other equity interests of another person for aggregate consideration in excess of $10,000,000;
“material subsidiary”, at any time, means each subsidiary of Intrawest, the total assets of which constitute more than five percent of the consolidated assets of Intrawest and its subsidiaries at such time or the total revenues of which constitute more than five percent of the consolidated revenues of Intrawest and its subsidiaries at such time and including each subsidiary of Intrawest that directly or indirectly holds an equity interest in each such subsidiary;
“misrepresentation” means (a) an untrue statement of a material fact or (b) an omission to state a material fact that is (i) required to be stated or (ii) necessary to prevent a statement that is made from being false or misleading in light of the circumstances in which it was made;

“Notes” means, collectively, the 6.875% Notes and the 7.50% Notes;
“Parent” means Wintergames Acquisition LLC, a limited liability company incorporated under the laws of the State of Delaware;
“parties” means, collectively, the parties to this Agreement, and “party” means any one of them and “other party”, with respect to Intrawest, means Parent and Acquisitionco, and, with respect to either of Parent or Acquisitionco, or both of them, means Intrawest;
“Performance RSU Agreement” means the Performance Based Restricted Share Unit Agreement made as of the 24th day of April, 2006 between Intrawest and Alex Wasilov;
“Permitted Lien” means, in respect of any property or asset of any person at any time, any one or more of the following:
(a)	Liens for Taxes not at the time due and payable or the validity of which is being contested at such time by such person in good faith by proper Proceedings, and which contested Liens would not reasonably be expected to have a Material Adverse Effect on Intrawest and in respect of which Intrawest has made adequate provisions in accordance with generally accepted accounting principles;

(b)	the Lien of any judgment rendered or claim filed against such person which such person is contesting at such time in good faith by proper Proceedings, and which contested Lien would not reasonably be expected to have a Material Adverse Effect on Intrawest; and in respect of which Intrawest has made adequate provisions in accordance with generally accepted accounting principles;

(c)	Liens or privileges imposed by Law such as carriers, warehousemen’s, mechanics, builder’s and materialmen’s Liens for construction in progress and (i) privileges arising in the ordinary course of business of such person not at such time due and payable or which are being contested at such time by such person in good faith by proper Proceedings, (ii) which do not individually or in the aggregate render the title to any real estate asset invalid or unmarketable, (iii) which would not materially interfere with the conduct of the business of such person, and (iv) which contested Liens or privileges would not reasonably be expected to have an Material Adverse Effect on Intrawest;

(d)	undetermined or inchoate Liens incidental to current operations which have not at such time been filed and which do not secure Indebtedness;

(e)	restrictions, covenants, land use contracts, rent charges, building schemes, declarations of covenants, conditions and restrictions, servicing agreements in favour of any Governmental Authority, easements, rights-of-way, servitudes or other similar rights in or with respect to real property (including open space and conservation easements. restrictions or similar agreements and rights of way and servitudes for railways, water, sewer, drainage, gas and oil pipelines, electricity, light, power, telephone, telegraph, internet or cable television services and utilities) granted to or reserved by other persons or properties, which in the aggregate do not materially impair the use of or the operation of the business of such person or the property subject thereto and provided that same have been complied with;

(f)	subdivision plans, site plans, subdivision plats, maps, surveys and similar instruments registered or recorded in the ordinary course of business which do not materially impair the use of or the operation of the business or the property subject thereto and provided the same have been complied with;

(g)	any right reserved to or vested in any Governmental Authority, by the terms of any permit, licence, certificate, order, grant, classification ( including any zoning laws and ordinances and similar legal requirements), registration or other consent, approval or authorization acquired by such person from any Governmental Authority or by any Law, to terminate any such permit, licence, certificate, order, grant, classification, registration or other consent, approval or authorization or to require annual or other payments as a condition to the continuance thereof and which in the aggregate do not materially impair the use of or the operation of the business or the property subject thereto;

(h)	any Lien resulting from the deposit of cash or securities in connection with any of the Liens referred to in clauses (a), (b) or (c) of this definition or in connection with contracts, tenders, leases or expropriation Proceedings or to secure workmen’s compensation, surety or appeal bonds, costs of litigation when required by Law and public and statutory obligations;

(i)	any security given to a public or private utility or other service provider or any other Governmental Authority when required by such utility or other Governmental Authority in connection with the operations of such person in the ordinary course of its business;

(j)	Liens imposed by any metro district, special district or similar district encumbering purchased properties or assets, which would not reasonably be expected to have a Material Adverse Effect on Intrawest and provided the same have been complied with;

(k)	any agreement to lease, option to lease, licence, sub-lease or other right of use or occupancy assumed or entered into by or on behalf of such person in the ordinary course of its business, which do not individually or in the aggregate render the title to any real estate asset invalid or unmarketable and which would not materially interfere with the conduct of the business of such person;

(l)	the reservations, limitations, provisos and conditions, if any, expressed in any grants from the Crown or similar Governmental Authority;

(m)	title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purposes for which it is held by such person;

(n)	any right of set-off, refund or charge-back available to any bank or other financial institution;

(o)	Liens securing (i) reimbursement obligations of Intrawest or any of its subsidiaries or Specified Joint Ventures under letters of credit, letters of guarantee or similar instruments, (ii) obligations of Intrawest or any of its subsidiaries or Specified Joint Ventures in respect of surety bonds, performance bonds and similar instruments provided in the ordinary course of business (iii) indemnities in respect of liabilities of directors and officers and (iv) obligations of Intrawest or any of its subsidiaries or Specified Joint Ventures in respect of guarantees, indemnities, surety or performance bonds and the like given in respect of purchase price adjustments or otherwise in connection with the acquisition or disposition of properties or assets, and Liens incurred or deposits made in the ordinary course of business in connection with workers compensation, unemployment insurance and other types of social security benefits;

(p)	Liens granted under purchase money mortgages, conditional sale agreements and other similar instruments relating to purchased properties or assets;

(q)	Liens in existence on the date hereof securing any Indebtedness of Intrawest or any of its subsidiaries or Specified Joint Ventures (in the case of outstanding Indebtedness that exceeds $10,000,000 (other than Indebtedness arising under a Contract between two or more wholly-owned subsidiaries of Intrawest or between Intrawest and one or more wholly-owned subsidiaries of Intrawest) which Contract under which such Indebtedness arises has been previously disclosed to Parent) and Liens granted after the date hereof to secure any Indebtedness of Intrawest or any of its subsidiaries or Specified Joint Ventures arising under existing Contracts for or in respect of any Indebtedness of Intrawest or any of its subsidiaries or Specified Joint Ventures or to secure any other Indebtedness incurred by Intrawest or any of its subsidiaries or Specified Joint Ventures after the date hereof which incurrence is not prohibited by section 4.1;

(r)	Liens on any properties or assets acquired by Intrawest or any of its subsidiaries or Specified Joint Ventures after the date hereof which are existing at the time of such acquisition, provided such acquisition is not prohibited pursuant to section 4.1;

(s)	Liens granted in the ordinary course of business to partners, limited liability company members, shareholders, joint venturers or co-owners securing obligations under partnership, limited liability company, shareholders’, joint venture or co-ownership agreements disclosed pursuant to the Intrawest Disclosure Letter or under any such agreement which is not a Material Contract and any Liens contained in or arising under the constating documents of any person; and

(t)	other non-financial Liens in existence on the date hereof, which do not materially impair or encumber the use or the value of the property subject thereto, and provided the same have been complied with;

“person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, Governmental Authority or other entity, whether or not having legal status;
“Personal Information” means information about an identifiable individual collected, used or disclosed by Intrawest or any of its subsidiaries, such as an individuals’ name, address, age, gender, identification number, income, family status, citizenship, employment, assets, liabilities, source of funds, payment records, credit information, personal references and health records;
“Plan of Arrangement” means the plan of arrangement substantially in the form and content set out in Schedule A, as amended, varied or supplemented from time to time in accordance with Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;
“Proceeding” has the meaning defined in section 3.1(h);
“Release” means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment, including the threat of any such Release, and when used as a noun has a corresponding meaning;
“Representatives” of any person means its officers, directors, employees, investment bankers, legal counsel and financial and other advisors and other representatives and agents of such person;
“Restricted Share Unit Agreement” means the Restricted Share Unit Agreement made as of the 24th day of April, 2006 between Intrawest and Alex Wasilov;
“RSUs” means:
(a)	in the case of the Performance RSU Agreement, the “Target Allocation” thereunder (being 48,270 notional Common Shares);

(b)	in the case of the Restricted Share Unit Agreement, all the 29,439 notional Common Shares granted thereunder; and

(c)	in the case of the Intrawest Senior Employee RSU Plan, all of the notional Common Shares that would be allocated to each participant thereunder in the event of the termination of the employment of each of them with Intrawest after July 1, 2006 and before September 30, 2006 in circumstances which would result in section 4.2(a) of the Intrawest Senior Employee RSU Plan applying to them;

“Sarbanes-Oxley Act” means the United States Sarbanes Oxley Act of 2002 and the rules and regulations promulgated under such act;
“Securities Authorities” means the applicable securities commissions and other securities regulatory authorities in Canada and the United States;
“Share Consideration” has the meaning defined in section 2.6(b);
“Special Committee” means the special committee of the Board of Directors formed in relation to the Strategic Review;
“Specified Joint Ventures” means (i) A Storied Place At Snowmass LLC, (ii) Futura I Developments LLC, (iii) Futura II Developments LLC, (iv) Intrawest/Brush Creek Development Company LLC, (v) Leisura II Developments LLC, (vi) Leisura III Developments LLC, (vii) CNL Village Retail Partnership, LP, (viii) Maui Beach Resort Limited Partnership, (ix) Orlando Village Development Limited Partnership, (x) Intrastar Mammoth LLC, and (xi) Blue Mountain Resorts Limited, and each subsidiary of each of the foregoing Joint Ventures;
“Strategic Review” means the review by Intrawest of strategic options available to Intrawest for enhancing shareholder value announced by Intrawest on February 28, 2006, including the review of the capital structure of Intrawest, possible strategic partnerships, possible business combinations or acquisitions of the shares or properties or assets of Intrawest and solicitations of interest in relation thereto;
“subsidiary” means, with respect to a specified entity, any:
(a)	corporation of which issued and outstanding voting securities of such corporation to which are attached more than 50% of the votes that may be cast to elect directors of the corporation (whether or not shares of any other class or classes will or might be entitled to vote upon the happening of any event or contingency) are at the time owned by such specified entity and the votes attached to those voting securities are sufficient, if exercised, to elect a majority of the directors of such corporation;

(b)	partnership, limited liability company, joint venture or other similar entity in which such specified entity has more than 50% of the equity interests and the power to direct the policies, management and affairs thereof; and

(c)	a subsidiary (as defined in clauses (a) or (b) hereof) of any subsidiary (as so defined) of such specified entity;
“Superior Proposal” means an unsolicited bona fide written Acquisition Proposal made by a third party to Intrawest after the date hereof (a) that involves not less than 100% of the outstanding Common Shares (excluding any Common Shares held by the person making such Acquisition Proposal or its affiliates) or assets of Intrawest or any of its subsidiaries representing not less than substantially all of the consolidated assets of Intrawest and its subsidiaries, taken as a whole, and (b) which the Board of Directors determines, in its good faith judgment after, among other things, consultation, to the extent considered appropriate by the Board of Directors, with Intrawest’s financial advisors (including the Financial Advisor) and after taking into account the terms and conditions of the Acquisition Proposal and the Arrangement (but not assuming away any risk of non-completion of either the Acquisition Proposal or the Arrangement), (i) is reasonably capable of being completed without undue delay, taking into account, to the extent considered appropriate by the Board of Directors, all legal, financial, regulatory and other aspects of such proposal and the person making such proposal, (ii) is on terms and conditions more favourable from a financial point of view to the Common Shareholders than those contemplated by this Agreement (including any proposal in writing that as of that time has been received by Intrawest from Parent and Acquisitionco to amend this Agreement and the Plan of Arrangement pursuant to section 5.4(c) and not withdrawn) and (iii) for which financing is then committed to at least the extent that the financing for the transactions contemplated herein is committed as at the date of this Agreement, and (c) in respect of which the Board of Directors determines in good faith (after receipt of advice from its outside legal counsel) that failure to recommend such Acquisition Proposal to the Common Shareholders would be inconsistent with its fiduciary duties, and (d) that, subject to compliance with the requirements of sections 5.3 and 5.4, the Board of Directors has determined to recommend to Common Shareholders;
“Surviving Corporation” means any corporation or other entity continuing following the amalgamation, merger, consolidation or winding up of Intrawest with or into one or more other entities (pursuant to a statutory procedure or otherwise);
“Tax Act” means the Income Tax Act (Canada);
“Tax” or “Taxes” means all federal, state, provincial, municipal, local and foreign taxes, assessments and other governmental charges, levies, duties, impositions and liabilities lawfully imposed by any Governmental Authority, including taxes based on or measured by gross receipts, income, profits, sales, capital, use, occupation, net worth, goods and services, value added, ad valorem, withholding, payroll or employment, franchise, premium, land transfer and excise or property taxes, Canada or Quebec pension plan premiums, social security premiums, workers’ compensation premiums, employment or unemployment insurance premiums, stamp taxes, alcohol taxes and custom duties together with all interest, penalties, fines and additions imposed with respect to such amounts;
“Termination Deadline” means March 31, 2007;
“Transfer Agent” means CIBC Mellon Trust Company;
“United States” means the United States of America;
“voting security” means a security that:
(a)	is not a debt security; and

(b)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing; and
“Whistler/Blackcomb Employee Share Purchase Plan” means the “Whistler/ Blackcomb Employee Registered Savings and Share Purchase Plan”, as amended from time to time.
1.2 Currency
Except where otherwise specified, all references to sums of money in this Agreement are expressed in lawful money of the United States and “$” refers to United States dollars.
1.3 Interpretation Not Affected by Headings
The division of this Agreement into Articles, sections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Agreement. The terms “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement, including the Schedules hereto, and not to any particular Article, section, subsection or other subdivision hereof. Unless the contrary intention appears, references in this Agreement to an Article, section, subsection or other subdivision hereof by number or letter or both refer to that Article, section, subsection or other subdivision, respectively, bearing that designation in this Agreement. Any references to the date of this Agreement, “the date hereof” or similar expressions or references will mean August 10, 2006.
1.4 Knowledge
Any reference in this Agreement to the “knowledge” of Intrawest means the actual knowledge that any of the Intrawest Senior Management or other management or other employees of Intrawest or one of its subsidiaries specified in the Intrawest Disclosure Letter has or would have after reasonable inquiry within Intrawest as to the subject matter, including without limitation with respect to compliance with Applicable Laws. In addition, “knowledge” means such knowledge as at the date of this Agreement, except, with respect to references to “knowledge” in representations and warranties in section 3.1 which are not specified to be as at a specified date and pursuant to the terms of this Agreement are to be true and correct as of the Effective Date as if made on and as of such date, in order for the condition set out in section 7.3(b) to be satisfied, will include knowledge obtained (or which after due enquiry should have been obtained) at any time after the date hereof and prior to the Effective Time.
1.5 Disclosure
(a)	The phrase “as previously disclosed” and similar expressions used in this Agreement will be construed for all purposes of this Agreement as referring solely to disclosure pursuant to the Intrawest Disclosure Letter and any such disclosure made to Fortress Investment Group LLC will be deemed to be made to Parent for all purposes of this Agreement. Disclosure by Intrawest in the Intrawest Disclosure Letter will be deemed to be disclosure for all purposes of this Agreement, where reasonably apparent, whether or not such disclosure refers to one or more Articles, sections, subsections or other subdivisions of this Agreement.

(b)	The inclusion of any information or disclosure in the Intrawest Disclosure Letter may be for greater certainty and the fact of the inclusion of such information or disclosure in the Intrawest Disclosure Letter will not affect the construction or interpretation of this Agreement, including the expression “ordinary course of business”, “material” or the definition of “Material Adverse Effect”.
1.6 Number and Gender
Unless the context otherwise requires, words importing the singular number only will include the plural and vice versa; words importing the use of any gender will include all genders; and words importing persons will include firms and corporations and vice versa. Whenever used in this Agreement, the words “including” or “includes” and similar terms of inclusion will not, unless expressly modified by the words “only” or “solely”, be construed as terms of limitation, but rather will mean “including but not limited to” and “includes but is not limited to”, so that references to included matters will be regarded as illustrative without being either characterizing or exhaustive.
1.7 Date of any Action
In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a business day, such action will be required to be taken on the next succeeding day which is a business day.
1.8 Accounting Principles
Whenever in this Agreement reference is made to generally accepted accounting principles, such reference will be deemed to be the Canadian generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor thereto, applicable as at the date on which any applicable calculation is made or required to be made in accordance with generally accepted accounting principles. Unless otherwise stated, or the context otherwise requires, all accounting terms used in this Agreement in respect of Intrawest will have the meanings attributable thereto under generally accepted accounting principles and all determinations of an accounting nature in respect of Intrawest required to be made will be made in a manner consistent with generally accepted accounting principles consistently applied.
1.9 Statutory References
References to any statute, enactment or legislation or to any section or provision thereof include a reference to any order, ordinance, regulation, rule or by-law or proclamation made under or pursuant to that statute, enactment or legislation and all amendments, modifications, consolidations, re-enactments or replacements thereof or substitutions therefor from time to time.
1.10 Legal, Valid and Binding
All representations, warranties and covenants in this Agreement as to any covenant, agreement or document being legal, valid and binding are subject to the qualification that enforceability of such covenant, agreement or document is subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other Laws relating to or affecting the availability of equitable remedies and the enforcement of creditors’ rights generally and general principles of equity and public policy and to the qualification that equitable remedies such as specific performance and injunction may be granted only in the discretion of a court of competent jurisdiction and that enforcement may otherwise be limited under applicable Laws.
1.11 Schedules
The following are the Schedules to this Agreement, which are incorporated by reference into and form an integral part hereof:
Schedule A – Plan of Arrangement
Schedule B – Appropriate Regulatory Approvals
ARTICLE 2
THE ARRANGEMENT
2.1 The Arrangement
(a)	Intrawest, Parent and Acquisitionco agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

(b)	Subject to the terms of this Agreement, as soon as reasonably practicable, but in any event not later than September 29, 2006 or such other date as is agreed to by Parent and Intrawest, Intrawest will apply to the Court pursuant to the provisions of section 192 of the CBCA for the Interim Order.

(c)	Subject to the terms of this Agreement and in accordance with the Interim Order and applicable Legislation, Intrawest will convene and use commercially reasonable efforts to hold the Intrawest Meeting on or before October 31, 2006 or as soon as reasonably practicable thereafter.

(d)	Except as required for quorum purposes or a postponement or adjournment not exceeding five business days for the purpose of attempting to obtain the requisite approval of the Arrangement Resolutions, and except as otherwise permitted under this Agreement or agreed to by Parent in writing, Intrawest will not cancel, postpone or adjourn the Intrawest Meeting.

(e)	Subject to the terms of this Agreement and compliance by the directors and officers of Intrawest with their fiduciary duties, Intrawest will use commercially reasonable efforts to solicit from the Intrawest Securityholders proxies in favour of the approval of the Arrangement Resolutions, including, if so requested by Parent, using the services of dealers and proxy solicitation services.

(f)	Subject to the terms of this Agreement and compliance by the directors and officers of Intrawest with their fiduciary duties, and obtaining such approvals as required by the Interim Order, Intrawest will make and diligently pursue an application to the Court for the Final Order.

(g)	Subject to the terms of this Agreement, Acquisitionco and Parent will cooperate with, assist and consent to Intrawest seeking the Interim Order and the Final Order.

(h)	Subject to obtaining the Final Order and the satisfaction or waiver (subject to applicable Laws) of the conditions (excluding conditions that by their terms cannot be satisfied until the Effective Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Date) set forth in Article 7 (as confirmed by each party hereto to the others in writing) as soon as reasonably practicable thereafter Acquisitionco will, and Parent will cause Acquisitionco to, provide the Transfer Agent with sufficient funds to complete the transactions contemplated by sections 3.1(b), (f), (h) and (i) of the Plan of Arrangement and Intrawest will, in consultation with Parent, send to the Director, for endorsement and filing by the Director, the Articles of Arrangement and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement and Parent, Acquisitionco and Intrawest will forthwith carry out the terms of the Plan of Arrangement applicable to each of them, respectively.

(i)	Parent and Acquisitionco acknowledge and agree that Intrawest will take all such steps as may be necessary or desirable to allow all holders of Intrawest Options to participate in the Arrangement in respect of all vested and unvested unexercised Intrawest Options so that each holder of Intrawest Options will be entitled to receive from Intrawest, under the Arrangement, a cash amount in respect of each Intrawest Option equal to the difference between the Share Consideration and the applicable exercise price under such Intrawest Option.

(j)	In the event that Parent concludes that it is necessary or desirable to deal with the unexercised Intrawest Options in a different manner than described above, having consequences to the holders thereof which are equivalent to or better than those contemplated in this Agreement (an “Alternative Plan”), and which gives those holders of Intrawest Options the election to participate in the Alternative Plan or to receive a cash amount as provided in section 2.1(i), and so advises Intrawest in writing prior to September 1, 2006 (or such later date as Intrawest may agree), Intrawest agrees to cooperate with Parent in implementing such Alternative Plan.
2.2 Intrawest Meeting
(a)	Subject to Parent and Acquisitionco complying with section 2.2(d), as soon as reasonably practicable after the execution of this Agreement but in any event not later than September 29, 2006, Intrawest will prepare the Circular. Subject to the issuance of the Interim Order, as promptly as practicable after the completion of the Circular, Intrawest will cause the Circular to be sent to the Intrawest Securityholders as required by the Legislation and the Interim Order and filed with the appropriate Securities Authorities in accordance with the Legislation. The Circular will include the unanimous recommendation of the Board of Directors that the Intrawest Securityholders vote in favour of the Arrangement Resolutions unless such recommendation has been withdrawn, modified or amended in accordance with the terms of this Agreement and will include a copy of the Fairness Opinion.

(b)	Parent, Acquisitionco and Intrawest will cooperate in the preparation, filing and mailing of the Circular. Intrawest will provide Parent and its representatives with a reasonable opportunity to review and comment on the Circular, including by Parent providing in a timely and expeditious manner any information required to be supplied by Parent and Acquisitionco for inclusion in the Circular, prior to filing and mailing to Intrawest Securityholders in accordance with the Interim Order and the Legislation. Parent and Acquisitionco acknowledge that whether or not such comments are appropriate, or any revisions will be made as a result thereof to the Circular, will be determined solely by Intrawest acting reasonably.

(c)	Intrawest will ensure that the Circular complies with all applicable requirements under the Legislation including to ensure that the Circular complies with applicable requirements of National Instrument 51-102 – Continuous Disclosure Requirements and Form 51-102F5 thereunder adopted by the Securities Authorities in Canada and (other than information relating to or provided by Acquisitionco and Parent, which will be the responsibility of Parent and Acquisitionco), does not contain any misrepresentation and provides Intrawest Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Intrawest Meeting.

(d)	Acquisitionco and Parent will, in a timely and expeditious manner, furnish Intrawest with all such information regarding Acquisitionco and Parent and its affiliates as may reasonably be required to be included in the Circular pursuant to the Legislation or any other Laws and any other filings required to be made by Intrawest under the Legislation or any other Laws in connection with the transactions contemplated herein. If requested by Intrawest, Parent and Acquisitionco will provide to Intrawest a certificate of Parent and Acquisitionco, signed by a senior officer of Parent and Acquisitionco, certifying that the information relating to Acquisitionco and Parent and its affiliates that is contained in the Circular or contained in other filings (a copy of which have been provided to Parent) to be made by or on behalf of Intrawest in compliance or intended compliance with requirements under the Legislation or any other applicable Laws does not contain any misrepresentation.

(e)	Parent and Acquisitionco will indemnify and save harmless Intrawest and the directors, officers, employees and agents of Intrawest from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (not including loss of profits or consequential damages) to which Intrawest or any director, officer, employee or agent of Intrawest may be subject or which Intrawest or any director, officer, employee or agent of Intrawest may suffer, whether under the provisions of the Legislation or any other Laws or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of (i) any misrepresentation or alleged misrepresentation in any information relating to Acquisitionco or Parent provided by Parent or Acquisitionco or their affiliates and included in the Circular or other filings made by or on behalf of Intrawest in compliance or intended compliance with requirements under the Legislation or other applicable Laws in connection with the transactions contemplated herein and (ii) any order made, or any inquiry, investigation or proceeding by any Securities Authority or other competent authority, based on any misrepresentation or any alleged misrepresentation in any information relating to Acquisitionco or Parent or their affiliates provided by Parent or Acquisitionco and included in the Circular or in any filing by or on behalf of Intrawest in compliance or intended compliance with applicable Legislation or other applicable Laws; provided that Parent and Acquisitionco will not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses do not arise out of or are not based upon any information provided by Parent or Acquisitionco.

(f)	Intrawest will promptly inform Parent of any requests or comments made by Securities Authorities in connection with the Circular.

(g)	Intrawest will advise Parent as Parent may reasonably request, and at least on a daily basis on each of the last seven business days prior to the Intrawest Meeting, as to the aggregate tally of the proxies received by Intrawest in respect of the Arrangement Resolutions and any other matters to be considered at the Intrawest Meeting.

(h)	Intrawest will promptly advise Parent of any written notice of dissent or purported exercise by any Common Shareholder of dissent rights received by Intrawest in relation to the Intrawest Meeting and the Arrangement Resolutions and any withdrawal of dissent rights received by Intrawest and, subject to applicable Laws, any written communications sent by or on behalf of Intrawest to any Common Shareholder exercising or purporting to exercise dissent rights in relation to the Arrangement Resolutions.

(i)	If, at any time before the Effective Date, Parent or Acquisitionco becomes aware that the information relating to it and its subsidiaries which is contained in the Circular or any filing by or on behalf of Intrawest in compliance or intended compliance with applicable Legislation or other applicable Laws contains a misrepresentation or if, for any reason, before the Effective Date the information relating to Acquisitionco and Parent and its subsidiaries that is contained in the Circular or any such filing no longer fails to contain any misrepresentation or otherwise requires an amendment or supplement to the Circular or such filing, Parent and Acquisitionco will promptly deliver written notice thereof to Intrawest setting out full particulars thereof. In such event Parent and Acquisitionco and Intrawest will cooperate in the preparation of a supplement or amendment to the Circular or filing, as required under the Legislation or any other Laws, and, if required under the Legislation or by the Court, cause the same to be distributed to the Intrawest Securityholders or filed with the relevant Securities Authorities.

(j)	Intrawest will give notice to Parent of the Intrawest Meeting and allow Parent’s representatives and legal counsel to attend the Intrawest Meeting.
2.3 Interim Order
The application referred to in section 2.1(b) will include a request that the Interim Order provide, among other things:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Intrawest Meeting and for the manner in which such notice is to be provided;

(b)	that, subject to the approval of the Court, the requisite approval of the Arrangement Resolutions will be 66 2/3% of the vote cast on the Arrangement Resolutions by Intrawest Securityholders present in person or by proxy at the Intrawest Meeting with Common Shareholders and holders of Intrawest Options voting together (with each Common Shareholder being entitled to one vote for each Common Share held and each holder of Intrawest Options being entitled to one vote for each Common Share subject to the Intrawest Options held by such holder that they would be entitled to acquire if they exercised all Intrawest Options held by them, without reference to any vesting provisions or exercise price) provided that as part of such approval the Arrangement Resolutions are approved by 66 2/3% of the votes cast on the Arrangement Resolution by Common Shareholders present in person or by proxy at the Intrawest Meeting;

(c)	for the grant of rights of dissent as provided in the Plan of Arrangement; and

(d)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order.
2.4 Court Proceedings
Intrawest will provide legal counsel to Parent with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, including by providing on a timely basis any information required to be supplied by Parent and Acquisitionco for inclusion in such material, prior to the service and filing of that material and will accept the reasonable comments of Parent and its counsel. In addition, Intrawest will not object to legal counsel to Parent and Acquisitionco making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that Intrawest is advised of the nature of any submissions prior to the hearing. Intrawest will also provide legal counsel to Parent and Acquisitionco on a timely basis with copies of any notice of appearance and evidence served on Intrawest or its legal counsel in respect of the application for the Final Order or any appeal therefrom. Subject to the terms of this Agreement, Parent and Acquisitionco will cooperate with, assist and consent to Intrawest seeking and obtaining the Interim Order and Final Order. Subject to applicable Laws, Intrawest will not file any material with the Court in connection with the Arrangement or serve any such material, and not agree to modify or amend materials so filed or served except as contemplated hereby or with Parent’s prior written consent, such consent not to be unreasonably withheld or delayed.
2.5 Preparation of Filings
(a)	Parent, Acquisitionco and Intrawest will as promptly as practicable hereafter cooperate in:
(i)	the preparation of any application for the Appropriate Regulatory Approvals;

(ii)	the preparation of any filings and documents and submissions of information required or requested by any Governmental Authority from the parties or any of their subsidiaries relating to the Arrangement (including filings, documents and submissions of information requested in respect of the Appropriate Regulatory Approvals) the failure to effect which, individually or in the aggregate, would prevent or materially delay the consummation of the Arrangement or would reasonably be expected to have a Material Adverse Effect on Intrawest; and

(iii)	in connection with the foregoing, subject to applicable Laws relating to access to and exchange of information, keep the other party reasonably informed as to the status of the proceedings relating to obtaining the Appropriate Regulatory Approvals, including providing the other party with copies of all related applications and notifications (other than confidential information contained in such applications and notifications), in draft form, in order for the other party to provide its comments thereon and providing the other party or, if the information is competitively sensitive, the other party’s outside legal counsel, with all information it reasonably requests for purposes of obtaining the Appropriate Regulatory Approvals, and if a party hereto intends to participate in any meeting with any Governmental Authority with respect to any such Appropriate Regulatory Approval, it shall give the other parties reasonable prior notice of, and an opportunity to participate in, such meeting.
(b)	Each party will promptly notify the other party if at any time before the Effective Time it becomes aware that:
(i)	any application for an Appropriate Regulatory Approval or any registration statement, circular or other filing under applicable Laws made in connection with this Agreement and the transactions contemplated herein contains a misrepresentation; or

(ii)	any Appropriate Regulatory Approval or other sanction, ruling, consent, order, exemption, permit, no-action letter or other approval applied for as contemplated herein which has been obtained contains or reflects or was obtained following submission of any application, filing, document or submission as contemplated herein that contained a misrepresentation;
such that an amendment or supplement to such application, registration statement, circular, filing, document or submission or sanction, ruling, consent, order, exemption, permit or approval or no-action letter may be necessary or advisable. Parent, Acquisitionco and Intrawest will cooperate in the preparation of such amendment or supplement as required.

(c)	If the Arrangement becomes effective, Acquisitionco and Intrawest will use reasonable commercial efforts to cause the Common Shares to be delisted from the Exchanges and de-registered under the Exchange Act promptly, with effect immediately following the acquisition by Acquisitionco of all of the Common Shares pursuant to the Plan of Arrangement.
2.6 Plan of Arrangement and Closing
(a)	Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, each holder of Intrawest Options, whether vested or unvested, will be entitled to receive from Intrawest an amount equal to the Share Consideration less the exercise price per share under the applicable Intrawest Option, in respect of each Common Share which such holder has the right to acquire under the Intrawest Options.

(b)	Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, each holder of Common Shares (other than any “Dissenting Shareholder” (as defined in the Plan of Arrangement)) will be entitled to receive $35.00 (the “Share Consideration”) for each Common Share held.

(c)	Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, all DSUs under the Intrawest DSU Plans and all RSUs under the Performance RSU Agreement, the Restricted Share Unit Agreement and, at the election of Parent, the Intrawest Senior Employee RSU Plan will be acquired or cancelled by Intrawest for cash equal to the Share Consideration per DSU or RSU, as the case may be and, at the election of Parent, all of the RSUs under the Intrawest Senior Employee RSU Plan will be acquired or cancelled by Intrawest for cash equal to the Share Consideration per RSU (it being acknowledged and agreed by the parties that, if Parent exercises such election, the Plan of Arrangement will be amended accordingly).

(d)	Subject to obtaining the Final Order, on the second business day after the satisfaction or waiver (subject to applicable Laws) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Effective Date) set out in Article 7, the Articles of Arrangement will be filed with the Director. Upon such filing, unless otherwise provided in the Plan of Arrangement, the events set out in section 3.1 of the Plan of Arrangement will occur in the order or sequence indicated therein and each Common Share outstanding immediately prior to the Effective Time will be transferred to Acquisitionco as provided in the Plan of Arrangement. Acquisitionco will make arrangements for all payments required to be made by it as contemplated pursuant to section 3.1 of the Plan of Arrangement to be made at the time of completion of the transactions contemplated in the Plan of Arrangement. The Arrangement will, from and after the Effective Time, have all of the effects provided by applicable Laws, including the CBCA and Intrawest, Parent and Acquisitionco will be bound by the provisions of the Plan of Arrangement as provided therein. The closing of the transactions contemplated by the Plan of Arrangement will take place at the Vancouver, British Columbia offices of McCarthy Tétrault LLP at the Effective Time (or such other time as may be agreed by Parent and Intrawest).
2.7 Withholding
Intrawest, Parent or Acquisitionco, as the case may be, will deduct and withhold or cause to be deducted and withheld, as appropriate, from the amount otherwise payable pursuant to this Agreement or the Plan of Arrangement to any Intrawest Securityholder (including any consideration payable to holders of Common Shares or of Intrawest Options or any payments to Common Shareholders that exercise dissent rights with respect to the exercise of such rights) or to any person in respect of DSUs under the Intrawest DSU Plans or RSUs under the Performance RSU Agreement, the Restricted Share Unit Agreement and, if applicable, the Intrawest Senior Employee RSU Plan such amounts as are required to be deducted and withheld with respect to any such payment by the Tax Act or the Code and will be entitled to deduct and withhold such amounts as may be required by any other Law relating to Taxes as counsel may advise is required to be made by Intrawest, Parent or Acquisitionco, as the case may be. To the extent any amounts are so deducted and withheld and remitted or caused to be deducted, withheld or remitted to the appropriate Governmental Authority by Intrawest, Parent or Acquisitionco, as the case may be, such amount will be treated for all purposes of this Agreement as having been paid to the particular Intrawest Securityholder on account of the obligation to make any payments to such Intrawest Securityholder hereunder.
2.8 Registrar and Transfer Agent
Intrawest will permit the Transfer Agent to act as depositary in connection with the Arrangement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES
3.1 Representations and Warranties of Intrawest
Intrawest represents and warrants to and in favour of Parent and Acquisitionco as follows and acknowledges that Parent and Acquisitionco are relying upon such representations and warranties in entering into this Agreement:
(a)	Board Approval. As of the date hereof, the Board of Directors, after, among other things, consultation with and receiving advice from its legal advisors and consultation with and receiving advice from Intrawest’s financial advisors (including the Financial Advisor), and after receiving the Fairness Opinion, has approved this Agreement and the Arrangement, has unanimously determined that the Arrangement is fair to the Common Shareholders and is in the best interests of Intrawest and its shareholders and has resolved to recommend that Common Shareholders vote in favour of the Arrangement Resolutions.

(b)	Organization and Qualification. Intrawest and each of its subsidiaries (i) is a corporation duly incorporated, continued or amalgamated or an entity duly formed and validly existing under the laws of its jurisdiction of incorporation, continuance, amalgamation or formation, (ii) has the requisite corporate or other power and capacity to own its properties and assets as now owned and to carry on its business as it is now being carried on and (iii) is duly registered or otherwise authorized to do business and is in good standing in each jurisdiction in which the nature of its properties and assets, or the nature of its activities, makes such registration necessary; except, in each case, where the failure to satisfy the foregoing does not have a Material Adverse Effect on Intrawest.

(c)	Authority. Intrawest has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated herein.

(d)	Execution and Delivery. The execution and delivery of this Agreement and, subject to obtaining the approval of the Intrawest Securityholders of the Arrangement and the Final Order as contemplated in section 2.1 and subject to approval of the Circular by the Board of Directors, and subject to the approval of the directors and shareholders of Intrawest of the Amalgamation, the consummation by Intrawest of the transactions contemplated by this Agreement, have been duly authorized by the Board of Directors and no other corporate proceedings on the part of Intrawest are necessary to authorize the execution and delivery by it of this Agreement or the Arrangement or the consummation by Intrawest of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Intrawest and constitutes a legal, valid and binding obligation of Intrawest enforceable against Intrawest in accordance with its terms.

(e)	No Violation. Except as previously disclosed by Intrawest to Parent, and subject to obtaining the Appropriate Regulatory Approvals, the execution and delivery by Intrawest of this Agreement and the performance by Intrawest of its obligations hereunder and the consummation of the transactions contemplated herein do not and will not (nor will they with the giving of notice or the lapse of time or both) (i) result in a contravention, breach, violation or default under any Law applicable to Intrawest or any of its subsidiaries or, to the knowledge of Intrawest, Specified Joint Ventures or any of their respective properties or assets, (ii) result in a contravention, breach, violation or default under the constating documents of Intrawest or any of its subsidiaries or, to the knowledge of Intrawest, Specified Joint Ventures, (iii) result in a breach or default under, or give to any person any right of purchase or sale, termination, cancellation or acceleration under, or to require any payment from, or reduce any payment to, Intrawest or any of its subsidiaries or, to the knowledge of Intrawest, Specified Joint Ventures under, any Contract, (iv) result in the cancellation, suspension or alteration in the terms of any permit, licence, certificate, order, grant, classification, registration or any other consent, approval or authorization of any Governmental Authority held by Intrawest or any of its subsidiaries or, to the knowledge of Intrawest, Specified Joint Ventures other than those which are in the normal course or of a purely administrative nature and which will either be obtained or completed prior to the Effective Date or which can reasonably be expected to be obtained or completed after the Effective Date without adverse effect on the conduct of the operations of Intrawest or such subsidiaries or, to the knowledge of Intrawest, Specified Joint Ventures or (v) result in the creation of any Lien upon any properties or assets of Intrawest or any of its subsidiaries, except, in the case of clauses (i), (iii), (iv) and (v) above, for any such contravention, breach, violation, default, right, cancellation, suspension, alteration or Lien which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Intrawest.

(f)	Compliance with Laws. Except as previously disclosed by Intrawest to Parent, Intrawest and each of its subsidiaries and, to the knowledge of Intrawest, Specified Joint Ventures is currently conducting its business, and has since at least June 30, 2003 conducted its business, in compliance with all applicable Laws, except for any non-compliance which does not have, and would not be reasonably expected to have, a Material Adverse Effect on Intrawest and, to the knowledge of Intrawest, there have been no actions taken by any of Intrawest or any of its subsidiaries that would cause it to be in violation of the Foreign Corrupt Practices Act of the United Sates of America or the Corruption of Foreign Public Officials (Canada) Act.

(g)	Consents. Except as previously disclosed, no material consent, approval, order or authorization of, or declaration or filing with, any Governmental Authority is required to be obtained by Intrawest or any of its subsidiaries in connection with the execution and delivery of this Agreement, other than those which are contemplated by this Agreement and other than those which are in the normal course or of a purely administrative nature and which will either be obtained or completed prior to the Effective Date or which can reasonably be expected to be obtained or completed after the Effective Date without adverse effect on the conduct of the operations of

Intrawest or such subsidiaries, except any of the foregoing the failure to obtain or make does not have, and would not be reasonably expected to have, a Material Adverse Effect on Intrawest.

(h)	Litigation. Except as previously disclosed by Intrawest to Parent, there is no court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, or any claim, action, suit, demand, arbitration, charge, indictment, hearing or other similar civil, quasi-criminal or criminal, administrative or investigative material matter or proceeding, or to the knowledge of Intrawest, any investigation or inquiry by or complaint before any Governmental Authority, (collectively, “Proceedings”) against or involving Intrawest or any of its subsidiaries or, Specified Joint Ventures or any of their respective properties or assets pending or, to the knowledge of Intrawest, threatened and, to the knowledge of Intrawest, no event has occurred which would reasonably be expected to give rise to any Proceeding, in each case which, if adversely determined, would reasonably be expected to have a Material Adverse Effect on Intrawest. There is no judgment, decree, injunction, rule, award or order of any Governmental Authority outstanding against Intrawest or any of its subsidiaries or Specified Joint Ventures that has had, or would reasonably be expected to have, a Material Adverse Effect on Intrawest.

(i)	Capitalization. Under its articles of continuance Intrawest is authorized to issue an unlimited number of common shares without par value, 50,000,000 Non-Resort Preferred Shares without par value (of which a total of 25,143,436 Non-Resort Preferred Shares were issued by Intrawest and subsequently redeemed by Intrawest and cancelled) and an unlimited number of Preferred Shares without par value. As at the date of this Agreement there are 49,063,126 Common Shares issued and outstanding and non-assessable, and no Non-Resort Preferred Shares or Preferred Shares are issued or outstanding. As at the date of this Agreement there are outstanding Intrawest Options to acquire an aggregate of 2,853,400 Common Shares and, except for such Intrawest Options, there are no outstanding options, warrants, subscriptions, puts, calls or other rights, entitlements, agreements, understandings or commitments (pre-emptive, contingent or otherwise) of any nature whatsoever requiring or which may require Intrawest to issue or sell any shares of Intrawest (including Common Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Intrawest (including Common Shares). All outstanding Common Shares have been duly authorized and validly issued, are fully paid and non-assessable. All Common Shares issuable on exercise of the outstanding Intrawest Options in accordance with their terms, upon issuance, will be validly issued as fully paid and non-assessable. All shares and bonds, debentures or other evidences of indebtedness of Intrawest that constitute securities, or other securities of Intrawest that are convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Intrawest have been issued in compliance, in all material respects, with all applicable securities Laws. There are no outstanding options, warrants, puts, calls or other rights, entitlements, agreements, arrangements, understandings or commitments requiring or which may require Intrawest or any of its subsidiaries to redeem, repurchase or otherwise acquire any of the shares of Intrawest. Other than Intrawest Options, there are no bonds, debentures or other evidences of indebtedness, or other securities, of Intrawest or any of its subsidiaries outstanding which have the right to vote generally (or are convertible into or exchangeable for or otherwise evidence a right to acquire, securities which have the right to vote generally) with the Common Shareholders on the election of directors of Intrawest or other matters in respect of which Common Shareholders are entitled to vote at general meetings of Intrawest. There is no outstanding shareholder agreement, voting trust, right to require registration under any applicable securities Laws (including the Legislation) or any other arrangement or commitment to which Intrawest or any of its subsidiaries is a party or by which it is bound with respect to the voting, transfer or registration of any outstanding shares of Intrawest under any securities laws.

(j)	Subsidiaries. Except as previously disclosed by Intrawest to Parent, (i) Intrawest, directly or indirectly, beneficially owns all of the outstanding shares, voting securities or equity interests, as the case may be, of all of the subsidiaries of Intrawest, and (ii) all of the outstanding shares which are owned directly or indirectly by Intrawest in the capital of the subsidiaries of Intrawest which are corporations are validly issued, fully paid and non-assessable and all such outstanding shares, voting securities and equity interests in subsidiaries of Intrawest owned directly or indirectly by Intrawest are owned free and clear of any Liens other than Permitted Liens and there are no outstanding options, warrants, puts, calls or other rights, entitlements, agreements, understandings or commitments (pre-emptive, contingent or otherwise) of any nature whatsoever (other than any Permitted Lien) giving any other person the right to acquire any such shares or voting securities or equity interests owned directly or indirectly by Intrawest and there are no outstanding options, warrants, subscriptions, puts, calls or other rights, entitlements, agreements, understandings or commitments (pre-emptive, contingent or otherwise) requiring or which may require any subsidiary of Intrawest to issue or sell any shares or voting securities or equity interests of such subsidiary or any securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares or voting securities or equity interests of any such subsidiary.

Except as previously disclosed by Intrawest to Parent, and except pursuant to the provisions of the constating documents of the subsidiaries of Intrawest or the constating documents of Joint Ventures, there are no outstanding contractual or other obligations of any subsidiaries of Intrawest (A) to repurchase, redeem or otherwise acquire any of the outstanding securities of such subsidiary, (B) with respect to the voting or disposition of any outstanding securities of any subsidiaries of Intrawest, (C) other than in the ordinary course of business, to make any loan, capital contribution or equity investment in any subsidiary of Intrawest, other than a wholly-owned subsidiary of Intrawest, or any Joint Venture or (D) other than in the ordinary course of business, to provide any guarantee with respect to Indebtedness in excess of $10,000,000 of any subsidiary of Intrawest, other than a wholly-owned subsidiary of Intrawest, or Joint Venture, other than any replacement guarantee which does not increase the amount of the guarantee being replaced. All Joint Ventures are listed in the Intrawest Disclosure Letter other than any Joint Venture

(the “Subsidiary JV”) which is a subsidiary of a Joint Venture (the “Parent JV”) if all or substantially all of the Joint Venture Interests of the Subsidiary JV are owned by the Parent JV or the general partner or member thereof. Except as previously disclosed by Intrawest to Parent, all Joint Venture Interests are owned free and clear of any Liens other than Permitted Liens, and, except as contained in the constating documents of any Joint Venture, there are no outstanding options, warrants, puts, calls or other rights, entitlements, agreements, understandings or commitments (pre-emptive, contingent or otherwise) of any nature whatsoever (other than any Lien) giving any other person the right to acquire any such Joint Venture Interests. Except as previously disclosed by Intrawest, as at June 30, 2006 there was no indebtedness (other than indebtedness of the type referred to in clause (f) of the definition of “Indebtedness” in respect of Indebtedness of Intrawest or any wholly-owned subsidiary of Intrawest) of Intrawest or any wholly-owned subsidiary of Intrawest to Intrawest or any wholly-owned subsidiary of Intrawest in excess of $10,000,000.

(k)	Financial Statements. The Intrawest Financial Statements have been prepared in accordance with generally accepted accounting principles applied on a basis consistent with those of previous years except (i) as otherwise stated in the notes to such statements or in the auditor’s report thereon and (ii) the unaudited interim consolidated financial statements are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited financial statements, and the Intrawest Financial Statements, together with the related management’s discussion and analysis, present fairly, in all material respects, the financial position of Intrawest and its subsidiaries as at the respective dates thereof and the results of operations and changes in financial position of Intrawest and its subsidiaries on a consolidated basis for the periods covered thereby (subject, in the case of any unaudited interim consolidated financial statements, to normal period-end adjustments that are not material).

(l)	Books, Records and Disclosure Controls. Intrawest and each of its officers and directors are in compliance in all material respects with and have complied in all material respects with the provisions of the Sarbanes-Oxley Act, the Exchange Act and applicable requirements of the Exchanges that are applicable to Intrawest as at the date of this Agreement. To the knowledge of Intrawest, the records, systems, controls, data and information of Intrawest and each of its subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Intrawest or such subsidiary, except for any non-exclusive ownership or non-direct control that would not have a material adverse effect on the system of internal accounting control described in the following sentence. Intrawest and its subsidiaries have devised and maintain a system of internal controls over financial reporting sufficient to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements in accordance with generally accepted accounting principles. Intrawest:

(i)	has designed disclosure controls and procedures to ensure that material information is made known to its management by others within Intrawest and its subsidiaries; and

(ii)	has devised and maintains a system of internal accounting controls sufficient to provide reasonable assurances that:
A.	transactions are executed in accordance with management’s general or specific authorization; and

B.	transactions are recorded as necessary (1) to permit preparation of financial statements in conformity with generally accepted accounting procedures, or any other criteria applicable to such statements and (2) to maintain accountability for assets.
Intrawest and its subsidiaries’ corporate records and minute books have been maintained substantially in compliance with applicable Laws and are complete and accurate in all material respects.

(m)	Absences of Certain Changes or Events. Except as previously disclosed by Intrawest to Parent, and except in connection with the Strategic Review and the transactions contemplated herein:
(i)	Intrawest and its subsidiaries have no liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) which is material to Intrawest and its subsidiaries, taken as a whole, including any agreement, contract or commitment to create, assume or issue any bond, debenture, note or other similar instrument or any agreement, contract or commitment providing for the guarantee, indemnification, assumption or endorsement or any similar commitment with respect to the obligations, liabilities (contingent or otherwise) or indebtedness of any other person, required by generally accepted accounting principles to be set forth in a consolidated balance sheet of Intrawest and its subsidiaries or in the notes thereto, which individually or in the aggregate has not been reflected in the consolidated balance sheet of Intrawest and its subsidiaries dated March 31, 2006 forming part of the unaudited consolidated financial statements of Intrawest as at, and for the nine months ended March 31, 2006, including the notes thereto and the related management’s discussion and analysis filed under the Legislation (or, in the case of contingent liabilities, indebtedness or obligations, in the consolidated balance sheet of Intrawest and its subsidiaries dated June 30, 2005 forming part of the audited consolidated financial statements of Intrawest as at, and for the year ended, June 30, 2005, and the notes thereto and the related management’s discussion and analysis filed under the Legislation), other than liabilities, indebtedness or obligations incurred by Intrawest and its subsidiaries in the ordinary course of business since March 31, 2006 (and, in the case of contingent liabilities, indebtedness or obligations, incurred by Intrawest and its subsidiaries in the ordinary course of business since June 30, 2005); and

(ii)	during the period from March 31, 2006 to the date of this Agreement:
A.	each of Intrawest and each of its material subsidiaries and Specified Joint Ventures has conducted its business only in the ordinary course;

B.	there has not occurred (or been threatened) any change, or any condition or event, which individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on Intrawest;

C.	there has been no amendment to the articles of continuation or other constating documents of Intrawest;

D.	there has been no action taken which, if it had been taken after the date hereof, would have required Parent’s agreement in writing pursuant to section 4.1 hereof; and

E.	there has been no agreement or commitment by Intrawest or any of its subsidiaries or Joint Ventures to do any of the foregoing.
(n)	Reporting Issuer Status and Securities Laws Matters. Intrawest is a “reporting issuer” within the meaning of the Legislation and not on the list of reporting issuers in default under the Legislation in the provinces and territories of Canada and is a “foreign private issuer” as defined in Rule 405 of the United States Securities Act of 1933, and no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Intrawest, Intrawest is not in default of any material applicable provision of the Legislation, and, to the knowledge of Intrawest, no inquiry or investigation (formal or informal) of any Securities Authority is in effect or ongoing or, to the knowledge of Intrawest, expected to be implemented or undertaken and which would reasonably be expected to have a Material Adverse Effect on Intrawest. Intrawest is in compliance in all material respects with the Legislation. The Common Shares are listed on the Exchanges and trading in the Common Shares is not currently halted or suspended. Intrawest is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940. No subsidiary of Intrawest is subject to the continuous disclosure requirements under any of the Legislation. The documents and information comprising the Intrawest Public Disclosure Record, as at the respective date they were filed, or, as applicable, the time of becoming effective, were in compliance in all material respects with the Legislation and, where applicable, the rules and policies of the Exchanges and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; and Intrawest is up-to-date in all forms, reports, statements and documents, including financial statements and management’s discussion and analysis, required to be filed by it under the Legislation and, where applicable, the rules and policies of the Exchanges.

(o)	Property. Except as previously disclosed by Intrawest, all real property owned in fee simple (or equivalent title) by Intrawest or any subsidiary of Intrawest or Specified Joint Venture (the “Real Property”) is listed in the Intrawest Disclosure Letter and (i) Intrawest or one of its subsidiaries or Specified Joint Ventures, as the case may be, has good and marketable title to the Real Property and good and sufficient title to all other property owned or leased or otherwise held by Intrawest or any subsidiary of Intrawest or Specified Joint Venture, in the case of Intrawest or any of its subsidiaries and, to the knowledge of Intrawest, in the case of the Specified Joint Ventures, free and clear of all Liens other than Permitted Liens, and Intrawest and its subsidiaries and Specified Joint Ventures hold all such real and personal property as is necessary for them to conduct their business as presently conducted, (ii) there are no pending, or to the best of the knowledge of Intrawest, threatened condemnation or expropriation proceedings with respect to any real property owned or leased or otherwise held by Intrawest or any subsidiary of Intrawest or Specified Joint Venture, (iii) there are no outstanding options or rights of first refusal to purchase any real property (or any portion thereof or interest therein) owned or leased or otherwise held by Intrawest or any subsidiary of Intrawest or Specified Joint Venture, (iv) to the knowledge of Intrawest all of the material buildings, fixtures, systems and utilities on the real property owned or leased or otherwise held by Intrawest or any subsidiary of Intrawest or Specified Joint Venture (A) were constructed and are maintained in accordance with all applicable Laws; (B) are in good operating condition and in a state of good maintenance and repair, reasonable wear and tear excepted and (C) are adequate and suitable for the conduct of the business being conducted by Intrawest or any of its subsidiaries or Specified Joint Ventures thereon and (v) there is no material default by Intrawest or any of its subsidiaries or Specified Joint Ventures, nor to the best of the knowledge of Intrawest is there any event that with the passage of time or the giving of notice would constitute a material default by Intrawest or any of its subsidiaries or Specified Joint Ventures, in the performance or observance of the terms and provisions of the Permitted Liens, each of which has been complied with in all material respects; except, in each case, for any such failure of title, proceeding, option or right of first refusal, defect or default as individually or taken cumulatively would not reasonably be expected to have a Material Adverse Effect on Intrawest.

Each of Intrawest and its subsidiaries and Specified Joint Ventures has good and sufficient title to such other real property interests, licenses, easements and rights of way permitting the use of land or premises by Intrawest and its subsidiaries and Specified Joint Ventures, which, together with its interest in the Real Property and any real property leased by Intrawest or any of its subsidiaries or Specified Joint Ventures (the “Leased Real Property”), is necessary to permit the operation of its current business, as it is now being conducted, except for such failure of title in respect of such other real property interests, licenses, easements, and rights of way as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Intrawest.

(p)	Employment Arrangements and Collective Agreements. Except as previously disclosed by Intrawest to Parent, none of Intrawest or any of its subsidiaries is:
(i)	a party to or bound by any written employment, retention or change of control agreement or other arrangement or understanding with any President, Senior Vice President or Executive Vice President or any person to whom they report that provides for any retention, severance or termination payments to any such officer or employee of Intrawest;

(ii)	a party to or bound by any collective bargaining or union agreement, any actual or, to the knowledge of Intrawest, threatened application for certification or bargaining rights in respect of Intrawest or any of its subsidiaries; or

(iii)	subject to any notice to bargain or ongoing collective bargaining negotiations, mediation or conciliation, any ongoing labour dispute, strike or lock-out relating to or involving any employees of Intrawest or any of its subsidiaries that is having, or would reasonably be expected to have, a Material Adverse Effect on Intrawest.
(q)	Financial Advisers or Brokers. Neither Intrawest nor any of its subsidiaries has incurred any obligation or liability, contingent or otherwise, or agreed to pay or reimburse any broker, finder, financial adviser or investment banker for any brokerage, finder’s, advisory or other fee or commission, or for the reimbursement of expenses, in connection with this Agreement or the transactions contemplated herein other than Goldman, Sachs & Co. and Capital West Partners.

(r)	Taxes. Except as previously disclosed by Intrawest to Parent, (i) Intrawest and each of its subsidiaries has, in respect of all taxation years which are open for review by the relevant Governmental Authority and which have not been reviewed at the date hereof, (A) duly and timely filed, or caused to be filed, all material Tax returns required to be filed by it prior to the date hereof, other than those which have been administratively waived and all such Tax returns are true and correct in all material respects; (B) paid on a timely basis all Taxes and all assessments and reassessments of Taxes due on or before the date hereof, other than Taxes which are being or have been contested in good faith and in respect of which, in the reasonable opinion of Intrawest, for which adequate reserves have been provided in the Intrawest Financial Statements, and other than Taxes the failure to pay which does not have, and would not reasonably be expected to have, a Material Adverse Effect on Intrawest; (C) duly and timely withheld, or caused to be withheld, all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account of any person, including any employees, officers or directors and any non-resident person) and duly and timely remitted, or caused to be remitted, to the appropriate Tax authority such Taxes and other amounts required by Law to be remitted by it, except to the extent that such failure has or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse

Effect on Intrawest; and (D) duly and timely collected, or caused to be collected, all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and duly and timely remitted to the appropriate Tax authority any such amounts required by Law to be remitted by it, except to the extent that such failure has or would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; (ii) reserves and provisions for Taxes accrued but not yet due as reflected in Intrawest Financial Statements are adequate as of the date of the Intrawest Financial Statements, in accordance with Canadian generally accepted accounting principles, and Taxes payable by Intrawest and its subsidiaries through the Effective Date will not exceed such reserve as adjusted through the Effective Date in accordance with the past custom and practice of Intrawest and its subsidiaries in filing their Tax returns; (iii) no deficiencies, litigation, proposed adjustments or matters in controversy with respect to Taxes exist or have been asserted which remain unresolved at the date hereof, and no action or Proceeding for assessment or collection of Taxes has been taken, asserted, or to the knowledge of Intrawest, threatened, against Intrawest or any of its subsidiaries or any of their respective assets, except, in each case, as disclosed or provided for in the Intrawest Financial Statements or except such deficiencies, litigation, proposed adjustments, confirmations, actions or proceedings that would not reasonably be expected to have a Material Adverse Effect on Intrawest; (iv) there are no outstanding elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of any Taxes of, or the filing of any Tax return or any payment of any Taxes by, Intrawest or any of its subsidiaries; and (v) Intrawest is a “taxable Canadian corporation” as defined in the Tax Act.

(s)	Material Contracts.
(i)	Except as previously disclosed by Intrawest to Parent, neither Intrawest nor any of its subsidiaries is a party to or bound by any Material Contracts.

(ii)	Except as previously disclosed by Intrawest to Parent and except as does not have, and would not reasonably be expected to have, a Material Adverse Effect on Intrawest, none of Intrawest, its subsidiaries or Joint Ventures or, to the knowledge of Intrawest, any of the other parties thereto, is in breach or violation of, or default (in each case, with or without notice or lapse of time or both) under, any Material Contract and none of Intrawest or any of its subsidiaries or Joint Ventures has received or given any notice of default under any Material Contract which remains uncured, and, to the knowledge of Intrawest, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach in any material respect under any Material Contract. Except as previously disclosed by Intrawest to Parent, true copies of the Material Contracts (or, in the case of oral Material Contracts, accurate summaries of the material terms of such Material Contracts) have been made available to Parent or its Representatives.

(t)	Permits. Intrawest and each of its subsidiaries and, to the knowledge of Intrawest, Specified Joint Ventures has obtained and is in compliance with all permits, licences, certificates, orders, grants, classifications, registrations and any other consents, approvals or authorizations of any Governmental Authority required by applicable Laws that are necessary for Intrawest or each of its subsidiaries or, to the knowledge of Intrawest, Specified Joint Ventures to own its respective properties and conduct its business as presently conducted (for greater certainty, excluding any consent, approval or authorization of any Governmental Authority which is required to complete the development of any land held for development but not yet developed or any real estate project which is under development, until such time as the failure to obtain such consent, approval or authorization would unduly delay or hinder the completion of the development of such land or real estate project), other than where the absence of any such consent, approval or authorization or the failure to comply does not have and would not reasonably be expected to have a Material Adverse Effect on Intrawest.

(u)	Restrictions on Business Activities. Except as previously disclosed by Intrawest to Parent, there is no judgment, injunction, order or decree binding upon Intrawest or any of its subsidiaries that has had or could reasonably be expected to have the effect of prohibiting, restricting or impairing any business of theirs, where such prohibition, restriction or impairment has had or would reasonably be expected to have a Material Adverse Effect on Intrawest.

(v)	Benefits and Pensions.

Except as previously disclosed by Intrawest to Parent:
(i)	the Intrawest Disclosure Letter contains a complete and correct list of each Intrawest Benefit Plan and Intrawest has no formal plans or commitments, legally binding or otherwise, to create any additional pension, benefit or compensation plan or modify or change any such existing Intrawest Benefit Plan;

(ii)	there are no unfunded liabilities in respect of any Intrawest Benefit Plan that is a pension, retirement or supplementary retirement plan (not including the Intrawest DSU Plans) that provides pensions, superannuation benefits or retirement savings, including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies;

(iii)	to the knowledge of Intrawest, none of Intrawest, any of its subsidiaries, any administrator or fiduciary in respect of one or more of the Intrawest Benefit Plans or any agent of any of the foregoing have been in breach in any material respect of any fiduciary obligation with respect to the administration of the Intrawest Benefit Plans or have engaged in any transaction or have acted or failed to act in a manner which would subject such person to any liability for breach of fiduciary duty under applicable Laws;

(iv)	no event has occurred respecting any registered Intrawest Benefit Plan which would result in the revocation of the registration of such Intrawest Benefit Plan (where applicable) or entitle any person or entity (without the consent of Intrawest) to wind-up or terminate any such Intrawest Benefit Plan, in whole or in part, or which could otherwise reasonably be expected to adversely affect the tax status of any such Intrawest Benefit Plan;

(v)	any payments, distributions or withdrawals from or transfers of assets to or from any Intrawest Benefit Plan have been made in all material respects in accordance with the terms of such Intrawest Benefit Plan, applicable Laws and any applicable collective agreements, and occurred with the consent of any applicable Governmental Authority (where required);

(vi)	none of Intrawest or any of its subsidiaries participates in or makes contributions on behalf of any employees or former employees to any multi-employer pension plan (as defined under the provisions of any applicable Law) or any multi-employer welfare benefit plan;

(vii)	to the knowledge of Intrawest, neither Intrawest nor any of its subsidiaries has any liabilities or contingent liabilities which are material to Intrawest and its subsidiaries taken as a whole in respect of any pension, benefit or compensation plan that was previously in effect that has been discontinued;

(viii)	all contributions and premiums required to be paid by Intrawest or any of its subsidiaries under any pension, health, prescription drug or other medical, workers’ compensation, unemployment insurance or comparable plan or program established or maintained by any Governmental Authority have been paid by Intrawest or its subsidiaries in accordance with applicable Law or have been accrued by Intrawest and its subsidiaries, as applicable, in accordance with generally accepted accounting principles;

(ix)	all of the Intrawest Benefit Plans are and have been established, registered (where required), qualified, funded (to the extent applicable), invested (to the extent applicable) and administered, in all material respects, in accordance with all applicable Laws and in accordance with their terms and the terms of agreements between Intrawest or any of its subsidiaries and their respective employees and former employees who are participants in the Intrawest Benefit Plans;

(x)	all current obligations of Intrawest or any of its subsidiaries regarding the Intrawest Benefit Plans have been satisfied except as have not had, and would not reasonably be expected to have, a Material Adverse Effect on Intrawest; all contributions or premiums required to be made by Intrawest or any of its subsidiaries under the terms of each Intrawest Benefit Plan or by applicable Laws have been made in a timely fashion in accordance with applicable Laws and the terms of the Intrawest Benefit Plans;

(xi)	each Intrawest Benefit Plan is, in all material respects, insured or funded as may be required by applicable Laws and in good standing with such Governmental Authorities as may be applicable and, as of the date hereof, no currently outstanding notice of non compliance has been received by Intrawest or any of its subsidiaries from any such Governmental Authorities;

(xii)	no Intrawest Benefit Plan provides any non pension post retirement or post employment benefits;

(xiii)	to the knowledge of Intrawest, no Intrawest Benefit Plan is subject to any pending investigation, examination or other Proceeding, action or claim initiated by any Governmental Authority, or by any other person (other than routine claims for benefits), and, to the knowledge of Intrawest, there exists no state of facts which after notice or lapse of time or both would reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or affect the registration or qualification of any Intrawest Benefit Plan required to be registered or qualified; and

(xiv)	neither the execution and delivery of this Agreement by Intrawest nor the consummation of the Arrangement nor the compliance by Intrawest with any of the provisions hereof will result in any payment becoming due to any director or employee of Intrawest or any of its subsidiaries or result in any increase or acceleration of contributions, liabilities or benefits, or acceleration of vesting, under any Intrawest Benefit Plan.
(w)	Intellectual Property.

Except as previously disclosed by Intrawest to Parent:
(i)	Intrawest and its subsidiaries own, or have validly licensed (and are not in material breach of such licences), free and clear of all Liens other than Permitted Liens, all patents, trade-marks, trade names, service marks, domain names, logos, slogans, trade dress, and other copyrights, know how trade secrets, software, technology, inventions, rights of publicity, rights of privacy and rights to personal information, and all other intellectual property and proprietary rights that are material to the conduct of the business, as presently conducted, of Intrawest and its subsidiaries taken as a whole (all such rights that are owned being collectively referred to as the “Owned IP Rights” and the Owned IP Rights together with all such rights that are licensed being collectively referred to as the “Intellectual Property Rights”);

(ii)	(A) Intrawest and its subsidiaries are the sole and exclusive owners of all Owned IP Rights, (B) to the knowledge of Intrawest, the Owned IP Rights are valid and enforceable and the conduct of the business of Intrawest and its subsidiaries (including the Owned IP Rights and the products and services of Intrawest and its subsidiaries) does not infringe upon, misappropriate, or otherwise violate any third parties’ intellectual property and proprietary rights, and the entering into of this Agreement and completion of the transactions contemplated hereby will not render invalid or unenforceable, or result in the loss of or require additional payment with respect to, any Intellectual Property Rights, except as would not reasonably be expected to have a Material Adverse Effect on Intrawest;

(iii)	to the knowledge of Intrawest, no third party is infringing upon the Owned IP Rights except as does not have a Material Adverse Effect on Intrawest;

(iv)	Intrawest and its subsidiaries own, or have validly licensed (and are not in material breach of such licences), all hardware, software and firmware, processed data, technology infrastructure and other computer systems that are material to the conduct of the business, as presently conducted, of Intrawest and its subsidiaries taken as a whole (collectively, the “Technology”) and have taken commercially reasonable steps to implement and maintain appropriate virus protection and security measures in relation to the Technology;

(v)	Intrawest and its subsidiaries have reasonable back-up systems and a disaster recovery plan adequate to ensure the continuing availability of the functionality provided by the Technology except for such unavailability as would not reasonably be expected to have a Material Adverse Effect on Intrawest, and have ownership of, or a valid licence to, the Intellectual Property Rights necessary to allow them to continue to provide the functionality provided by the Technology in the event of any malfunction of the Technology or other form of disaster affecting the Technology; and

(vi)	except for any claims which do not have, and would not reasonably be expected to have, a Material Adverse Effect on Intrawest, no claims have been asserted which are outstanding against Intrawest or its subsidiaries or, to the knowledge of Intrawest, threatened against Intrawest or its subsidiaries alleging a violation of any person’s privacy or personal information rights, nor, to the knowledge of Intrawest, does there exist a substantial basis for any material claim therefor and, except for any non-performance which does not have, and would not reasonably be expected to have, a Material Adverse Effect on Intrawest, Intrawest and its subsidiaries have taken commercially reasonable measures consistent with industry standard practices to ensure that such personal information is protected against unauthorized access, use, modification, or other misuse.
(x)	Insurance. Intrawest and its subsidiaries maintain the policies or binders of insurance listed in the Intrawest Disclosure Letter and Intrawest and its subsidiaries are in compliance in all material respects with all requirements with respect thereto.

(y)	Environment. Except as previously disclosed by Intrawest to Parent and except as would not reasonably be expected to have a Material Adverse Effect on Intrawest:

(i)	there is not any presence of any Hazardous Substances (except in quantities or concentrations below applicable criteria, standards or concentrations and in respect of which Intrawest has received no written notice from a Governmental Authority requiring the removal or remediation thereof, or otherwise in compliance with applicable Environmental Laws) or Release of any Hazardous Substances on, at, in, under or from any of the real property (including the workplace environment) currently, or, to the knowledge of Intrawest, on, at, in, under or from any of the real property (including the work place environment) previously, owned, leased or operated by Intrawest or any of its subsidiaries or Specified Joint Ventures;

(ii)	none of Intrawest or its subsidiaries or Specified Joint Ventures nor any of their respective directors or officers in such capacity has ever (A) been convicted of any offence for non-compliance with any Environmental Law; (B) been fined or otherwise penalized for non-compliance with any Environmental Law; or (C) settled any prosecution for non-compliance with an Environmental Law short of conviction;

(iii)	none of Intrawest or its subsidiaries or Specified Joint Ventures has any liability pursuant to any Environmental Law, including any liability arising as a result of Hazardous Substances and there is no past or present fact, condition or circumstance that could result in any claim of liability against Intrawest or its subsidiaries or Specified Joint Ventures under any Environmental Law. None of Intrawest or its subsidiaries has received written notice of, or raising concerns in respect of, any liability pursuant to any Environmental Law for any reason and there are no grounds which would give rise to the issuance of any such notice concerning liability pursuant to any Environmental Law;

(iv)	to the knowledge of Intrawest, (A) none of the real property or other assets currently or previously owned, operated, or leased by Intrawest or its subsidiaries or Specified Joint Ventures has ever been used by any person as a landfill site, a waste disposal site, or as a location for the disposal of Hazardous Substances; or contains any urea formaldehyde foam insulation, asbestos, polychlorinated biphenyl waste, non-natural radioactive substances or above ground or underground storage tanks, active or abandoned, located thereon; and (B) there are at present no Hazardous Substances migrating onto or off of any of such real property;

(v)	no employee of Intrawest or its subsidiaries or Specified Joint Ventures or other Person has notified Intrawest that Intrawest or its subsidiaries or Specified Joint Ventures is liable for alleged injury or illness resulting from an alleged exposure to a Hazardous Substance;

(vi)	true and correct copies of all environmental reports requested by Parent and in the possession or control of Intrawest and its subsidiaries relating to any of its real property or the business of Intrawest have been made available to Parent;

(vii)	there are no pending claims of which Intrawest or its subsidiaries or Specified Joint Ventures have been provided notice or, to the knowledge of Intrawest, threatened claims, against Intrawest or any of its subsidiaries or Specified Joint Ventures arising out of any Environmental Laws;

(viii)	no Lien in favour of any Governmental Authority arising under Environmental Laws affecting Intrawest or any of its subsidiaries or Specified Joint Ventures or any real or personal property of Intrawest or any of its subsidiaries or Specified Joint Ventures is pending, or to the knowledge of Intrawest, threatened;

(ix)	the real property and business carried on by Intrawest and its subsidiaries and Specified Joint Ventures have all Environmental Permits necessary to be in compliance with Environmental Laws. All such Environmental Permits are validly issued, in full force and effect, have been materially complied with and there are no pending proceedings of which Intrawest or its subsidiaries have been provided notice or, to the knowledge of Intrawest, threatened proceedings by any Governmental Authority, which may result in the cancellation, revocation, suspension or modification of any such Environmental Permit; and

(x)	none of Intrawest or its subsidiaries or Specified Joint Ventures has received any written request for information, complaint, demand, administrative inquiry, notice of claim, notice of responsibility, notice of violation or notice of intent to bring a “citizens suit” under any Environmental Laws or any other written notice stating that it is or may be liable or held responsible under Environmental Laws, and there are no pending civil, administrative, or criminal proceedings of which Intrawest or its subsidiaries have been provided notice or, to the knowledge of Intrawest, threatened proceedings, against Intrawest or any of its subsidiaries or Specified Joint Ventures under any Environmental Laws.
The parties agree that the representations and warranties contained in section 3.1(y) are the sole representations and warranties of Intrawest relating to the Environment, including compliance with Environmental Laws, contained in this section 3.1. The parties further agree that all representations contained in section 3.1 which are made in respect of Specified Joint Ventures, to the extent that such representations relate to (i) Intrastar Mammoth LLC, and (ii) Blue Mountain Resorts Limited, and each subsidiary of Intrastar Mammoth LLC or Blue Mountain Resorts Limited, are made, and shall be deemed to be made to the knowledge of Intrawest, whether or not such representation and warranty is expressly qualified and stated to be the knowledge of Intrawest.

3.2 Disclaimer of Additional Representations and Warranties
Acquisitionco and Parent acknowledge and agree that, except as set forth in this Agreement, Intrawest makes no representation or warranty, express or implied, at law or in equity, with respect to Intrawest, its subsidiaries, its Joint Ventures, their respective businesses, their past, current or future financial condition, their properties, assets, liabilities or operations, their past, current or future profitability or performance, or any other matter, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed. Without limiting the generality of the foregoing, Intrawest expressly disclaims any representation or warranty that is not set forth in this Agreement.
3.3 Representations and Warranties of Acquisitionco and Parent
Each of Acquisitionco and Parent represents and warrants to Intrawest as follows and acknowledges that Intrawest is relying upon these representations and warranties in entering into this Agreement:
(a)	Organization and Corporate Capacity. Parent has been duly incorporated and is validly existing under the laws of Delaware and has the requisite corporate power and capacity to own its properties and assets as now owned and to carry on its business as it is now being carried on. Acquisitionco has been duly incorporated and is validly existing under the laws of the Province of Nova Scotia. Acquisitionco is a wholly-owned subsidiary of Parent and has been incorporated for the purpose of acquiring the Common Shares pursuant to the Arrangement and has not carried on any business or operations of any kind. Acquisitionco does not have any liabilities or obligations of any kind whatsoever and, as at the date of this Agreement, does not have any material assets. Subject to section 8.3, all of the outstanding shares of Acquisitionco are held and beneficially owned, directly or indirectly, by Parent. Following the assignment referred to in section 8.3, Acquisitionco will be a wholly-owned subsidiary of Luxco. At the Effective Time, Luxco will be duly incorporated and validly existing under the laws of Luxembourg and will have the requisite corporate power and capacity to own its properties and assets as owned at the Effective Time and to carry on its business as it is being carried on at the Effective Time. Parent is wholly-owned by Fortress. Parent has been incorporated for the purpose of participating in the transactions contemplated in this Agreement and has not carried on any business or operations of any kind. Parent does not have any liabilities or obligations of any kind whatsoever and, as at the date of this Agreement, does not have any material assets. All of the outstanding membership interests of Parent are held and beneficially owned, directly or indirectly, by Fortress. At the time of the assignment referred to in section 8.3, Luxco will be wholly-owned by Fortress. At the time of the assignment referred to in section 8.3, Luxco will not have carried on any business or operations of any kind and will not have any liabilities or obligations of any kind whatsoever and, as at the time of such assignment, will not have any material assets. As at the time of the assignment referred to in section 8.3, and as at the Effective Time, all of the outstanding shares of Luxco will be held as beneficially owned, directly or indirectly, by Fortress.

(b)	Authority. Each of Parent and Acquisitionco has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated herein. Immediately prior to the assignment to Luxco referred to in section 8.3, and at the Effective Time, Luxco will have the requisite corporate power and authority to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated herein.

(c)	Execution and Delivery. The execution and delivery of this Agreement and the consummation by Parent and Acquisitionco of the transactions contemplated by this Agreement, including, in the case of Parent, the assignment contemplated in section 8.3, have been duly authorized by the manager and directors of Parent and Acquisitionco, respectively, and no other corporate proceedings on the part of Parent or Acquisitionco are necessary to authorize the execution and delivery by it of this Agreement or the Arrangement or the consummation by it of the transactions contemplated hereby or, in the case of Parent, the assignment contemplated in section 8.3. This Agreement has been duly executed and delivered by each of Parent and Acquisitionco and constitutes a legal, valid and binding obligation of each of Parent and Acquisitionco enforceable against each of Parent and Acquisitionco in accordance with its terms. The consummation by Luxco of the transactions contemplated by this Agreement will, at the Effective Time, have been duly authorized by the directors of Luxco and no other corporate proceedings on the part of Luxco will, at the Effective Time, be necessary to authorize the execution and delivery by it of the assignment of this Agreement or the Arrangement or the consummation by it of the transactions contemplated hereby. The assignment contemplated in section 8.3 will, prior to such assignment being effected, have been duly authorized by all necessary corporate proceedings on the part of Parent and Luxco and, following such assignment, this Agreement will constitute a legal, valid and binding obligation of Luxco enforceable against Luxco in accordance with its terms.

(d)	No Violation. Subject to obtaining the Appropriate Regulatory Approvals the execution and delivery by each of Parent and Acquisitionco of this Agreement and the performance by each of Parent and Acquisitionco of its obligations hereunder, including, in the case of Parent, the assignment contemplated in section 8.3, and the completion of the transactions contemplated herein do not and will not (nor will they with the giving of notice or the lapse of time or both) (i) result in a material contravention, breach, violation or default under any Law applicable to it or any of its properties or assets, (ii) result in a material contravention, breach, violation or default under its constating documents or (iii) result in a material breach or default under, or give to any person any right of purchase or sale, termination, cancellation or acceleration under, or to require any payment from, or reduce any payment to, it under any material contract or other material instrument or obligation to which it is bound or to which any of its properties or assets are subject; except, in each case, where such contravention, breach, violation, right or requirement would not impair the ability of Parent or Acquisitionco to perform its obligations hereunder or effect the Arrangement. Subject to obtaining the Appropriate Regulatory Approvals the acquisition by Luxco of rights under this Agreement pursuant to the assignment contemplated in section 8.3 and the performance by Luxco of its obligations hereunder and the completion of the transactions contemplated herein do not and will not (nor will they with the giving of notice or the lapse of time or both) (i) result in a material contravention, breach, violation or default under any Law applicable to it or any of its properties or assets, (ii) result in a material contravention, breach, violation or default under its constating documents or (iii) result in a material breach or default under, or give to any person any right of purchase or sale, termination, cancellation or acceleration under, or to require any payment from, or reduce any payment to, it under any material contract or other material instrument or obligation to which it is bound or to which any of its properties or assets are subject; except, in each case, where such contravention, breach, violation, right or requirement would not impair the ability of Luxco to perform its obligations hereunder or effect the Arrangement.

(e)	Availability of Debt and Equity Financing. Parent and Acquisitionco have made adequate arrangements to ensure that required funds are and will be available to provide to Acquisitionco the amount required for Acquisitionco and Parent (and, following the assignment contemplated in section 8.3, Luxco) to carry out their obligations under this Agreement and for Acquisitionco to carry out the terms of the Plan of Arrangement applicable to it and to pay all related fees and expenses. Prior to the execution and delivery of this Agreement, Parent has provided to Intrawest evidence of (i) the availability of committed credit facilities pursuant to an executed commitment letter (the “Commitment Letter”) dated August 10, 2006 made by Lehman Brothers Inc., Lehman Commercial Paper Inc., Deutsche Bank Securities Inc., Deutsche Bank AG. Cayman Islands Branch, Bear Stearns & Co. Inc. and Bear Stearns Corporate Lending Inc. (collectively the “Lenders”) in favour of Fortress and (ii) equity commitments pursuant to an executed equity commitment letter (the “Equity Commitment Letter”) dated August 10, 2006 made by Fortress in favour of Acquisitionco, pursuant to which the Lenders, in the case of the Commitment Letter, and Fortress, in the case of the Equity Commitment Letter, have committed to provide Acquisitionco with debt and equity financing in the amounts of $1,775,000,000 and $1,250,000,000, respectively. The commitments described in the Commitment Letter and the Equity Commitment Letter are not subject to any condition precedent other than the conditions set forth therein. As of the date hereof each of the Commitment Letter and the Equity Commitment Letter is in full force and effect and is a legal, valid and binding obligation of Fortress and Acquisitionco, respectively, and, to the knowledge of the senior officers of Parent and Acquisitionco, after due enquiry, the other parties thereto, and no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Fortress or Acquisitionco under the Commitment Letter or the Equity Commitment Letter, respectively. The senior officers of Parent and Acquisitionco, after due enquiry, have no reason to believe that Acquisitionco and Parent will be unable to satisfy on a timely basis any term or condition of closing of the financing to be satisfied by them contained in the Commitment Letter or the Equity Commitment Letter and are not aware of any fact, occurrence or condition that may cause either of such financing commitments to terminate or be ineffective or any of the terms or conditions of closing of such financings not to be met or of any impediment to the funding of the cash payment obligations of Acquisitionco under the Arrangement. Acquisitionco will have at the Effective Time cash funds sufficient to consummate the Arrangement upon the terms contemplated by this Agreement and the Plan of Arrangement.
3.4 Disclaimer of Additional Representations and Warranties
Intrawest acknowledges and agrees that, except as set forth in this Agreement and in the Confidentiality Agreement, Parent and Acquisitionco make no representation or warranty, express or implied, at law or in equity, with respect to Parent, Acquisitionco or their respective subsidiaries, their respective businesses, their past, current or future financial condition, their properties, assets, liabilities or operations, their past, current or future profitability or performance, or any other matter, individually or in the aggregate, and any such other representations or warranties are hereby expressly disclaimed. Without limiting the generality of the foregoing, Parent and Acquisitionco expressly disclaim any representation or warranty that is not set forth in this Agreement or in the Confidentiality Agreement.
3.5 Survival of Representations and Warranties
No investigation by or on behalf of any party hereto prior to the execution of this Agreement will mitigate, diminish or affect the representations and warranties made by the other parties. The representations and warranties of the parties contained in this Agreement will not survive the completion of the Arrangement and will expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms. This section 3.5 will not limit any covenant or agreement of any of the parties which, by its terms, contemplates performance after the Effective Time or date on which this Agreement is terminated, as the case may be.
ARTICLE 4
COVENANTS
4.1 Covenants of Intrawest Regarding the Conduct of Business
Intrawest covenants and agrees that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, unless Parent will otherwise consent in writing (to the extent that such consent is permitted by applicable Law), which consent will not be unreasonably withheld or delayed, or as is otherwise expressly permitted or specifically contemplated by this Agreement or as is otherwise required by applicable Law:
(a)	the business of Intrawest and its subsidiaries and, to the extent it is within the control of Intrawest or a subsidiary of Intrawest, the Joint Ventures, will be conducted only, and Intrawest and its subsidiaries and, to the extent it is within the control of Intrawest or a subsidiary of Intrawest, the Joint Ventures, will not take any action except, and Intrawest will use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ and Joint Ventures’ business organization, properties, assets, properties, employees, goodwill and business relationships, in each case, in the ordinary course of business or pursuant to plans or proposals previously disclosed by Intrawest to Parent;

(b)	Intrawest will not, and, where applicable, will not permit any of its subsidiaries or, to the extent it is within the control of Intrawest or a subsidiary of Intrawest, the Joint Ventures, to, directly or indirectly, except pursuant to plans and proposals previously disclosed by Intrawest to Parent:
(i)	alter or amend the articles or by-laws of Intrawest or materially alter or amend the articles, charter, by-laws or other constating documents of any subsidiary of Intrawest or Joint Venture;

(ii)	declare, set aside or pay any dividend on or make any distribution or payment (whether in cash, shares or property) or return of capital in respect of the Common Shares, other than pursuant to plans or proposals previously disclosed by Intrawest to Parent, and the regularly scheduled quarterly cash dividends with respect to the Common Shares consistent with past practice;

(iii)	adjust, split, divide, consolidate, combine, exchange or reclassify any of the shares of Intrawest or any of the shares or voting securities or equity interests of any of the subsidiaries of Intrawest or Joint Ventures or issue or authorize the issuance of any other securities in lieu of, or in substitution for, any of such shares, voting securities or equity interests (other than any such action taken by any wholly-owned subsidiary of Intrawest);

(iv)	issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of Intrawest or shares, voting securities or equity interests of any of the subsidiaries of Intrawest or Joint Ventures, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, such shares of Intrawest or shares or voting securities or equity interests of any of the subsidiaries of Intrawest or Joint Ventures, other than (A) the issuance of Common Shares issuable pursuant to the terms of Intrawest Options, (B) transactions between two or more wholly-owned subsidiaries of Intrawest or between Intrawest and one or more wholly-owned subsidiaries of Intrawest and (C) pursuant to pledge commitments contained in any written agreement previously disclosed by Intrawest to Parent;

(v)	issue or grant any Intrawest Options;

(vi)	create any new phantom stock or deferred compensation plan, program or arrangement or materially modify or change any of the Intrawest DSU Plans or issue any securities or make any payments under any of the Intrawest DSU Plans other than pursuant to obligations existing as of the date of this Agreement that have been previously disclosed;

(vii)	redeem, purchase or otherwise acquire any of the outstanding shares of Intrawest or any of the shares or voting securities or equity interests of any subsidiary of Intrawest or securities convertible or exchangeable into or exercisable for any such shares, voting securities or equity interests, unless otherwise required by the terms of such securities and other than transactions between two or more wholly-owned subsidiaries of Intrawest or between Intrawest and one or more wholly-owned subsidiaries of Intrawest;

(viii)	amend or modify the terms of any of the shares of Intrawest or amend or modify in any material respect any of the shares, voting securities or equity interests of any subsidiary of Intrawest or any securities convertible or exchangeable into or exercisable for any such shares, voting securities or equity interests or any of the instruments or agreements governing such shares, voting securities or equity interests;

(ix)	adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Intrawest or any of its material subsidiaries;

(x)	make any changes to its existing accounting policies and principles or adopt new accounting policies or principles or make any material changes to any of its accounting methods, practices or procedures (including by adopting any material new accounting methods, practices or procedures), except, in each case, as previously disclosed by Intrawest to Parent or required by applicable Laws or in accordance with generally accepted accounting principles;

(xi)	make, change or rescind any material election relating to Taxes, amend any tax return, surrender any right to claim a Tax refund, offset or other reduction in Tax liability, consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment, or settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; or

(xii)	enter into, modify or terminate any Contract with respect to any of the foregoing;
provided that nothing herein will restrict or prevent the dissolution, liquidation or winding-up of any subsidiary of Intrawest that does not own any assets or carry on any business and any such subsidiary taking any action of a type contemplated in this section 4.1(b) in connection with such dissolution, liquidation or winding-up or Intrawest or any of its subsidiaries causing or permitting such dissolution, liquidation or winding-up in the ordinary course of business of Intrawest and its subsidiaries;
(c)	Intrawest will promptly notify Parent in writing of (i) any circumstance or development occurring after the date of this Agreement that, to the knowledge of Intrawest, has, or would reasonably be expected to have, a Material Adverse Effect on Intrawest and (ii) the occurrence of any loss, breakage or damage to a property or asset owned or managed by Intrawest or any of its subsidiaries in excess of $10,000,000 (irrespective of insurance or third party proceeds which have been or may be received in connection with such loss, breakage or damage);

(d)	Intrawest will not, and will not permit any of its subsidiaries and, to the extent it is within the control of Intrawest or a subsidiary of Intrawest, the Joint Ventures, to, directly or indirectly, except in the ordinary course of business consistent with past practice or pursuant to any Contract existing as at the date of this Agreement or pursuant to plans or proposals previously disclosed by Intrawest to Parent:
(i)	sell, pledge, lease, licence or dispose of any properties or assets (including the shares or voting securities or equity interests of or in any subsidiary of Intrawest or Joint Venture) of Intrawest or of any subsidiary of Intrawest or Joint Venture;

(ii)	acquire (by merger, amalgamation, consolidation or acquisition of shares or other equity securities or interests or properties or assets or otherwise) any corporation, partnership or other business organization or division thereof, or any property or asset, or make any investment (either by the purchase of securities, contributions of capital, property transfer, or purchase of any properties or assets of any other person) or enter into or extend any option to acquire, or exercise an option to acquire any real property or commence construction of, or enter into any Contract to develop or construct any, real estate projects or developments, in each case if such transaction would reasonably be expected to be material to Intrawest and its subsidiaries, taken as a whole (provided that any such transaction will be deemed not to be material for this purpose if the consideration paid or payable has a value of less than $10,000,000 and is otherwise not in the ordinary course of business);

(iii)	incur any Indebtedness, or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person, in each case, in excess of $25,000,000, except refinancing, renewal or replacement of existing debt on substantially market terms;

(iv)	make any loans, advances or capital contributions to, or investments in, any other person, other than to wholly-owned subsidiaries of Intrawest, in excess of $10,000,000;

(v)	authorize or make, or become obligated to make, capital expenditures unless such capital expenditures (i) are reflected in the Intrawest fiscal 2007 budget that was provided to Parent, or (ii) do not exceed $5,000,000 in respect of any single transaction or series of transactions constituting part of an overall transaction;

(vi)	dispose of, grant, or permit to lapse any rights to any material Intellectual Property Rights;

(vii)	waive or release any rights of material value;

(viii)	engage in any new business, enterprise or other activity that is material to Intrawest and its subsidiaries, taken as a whole, and that is inconsistent with the existing businesses of Intrawest and its subsidiaries in the manner such existing businesses generally have been carried on prior to the date of this Agreement;

(ix)	except pursuant to any Contract existing as at the date of this Agreement, (or, in the case of payment, discharge or satisfaction of any claims, liabilities or obligations, except the payment, discharge or satisfaction of liabilities reflected or reserved against in the Intrawest Financial Statements), pay, discharge or satisfy any claim, liability or obligation which is material to Intrawest and its subsidiaries, taken as a whole, or voluntarily waive, release, assign, settle or compromise any Proceeding where such Proceeding is:
A.	material to Intrawest and its subsidiaries taken as a whole; or

B.	brought by any current, former or purported holder of any shares of Intrawest in its capacity as such;

where such payment, discharge, satisfaction, waiver, release, assignment, settlement or compromise:

C.	requires any payment to any person by Intrawest or any subsidiary of Intrawest; or

D.	would reasonably be expected to have a Material Adverse Effect on Intrawest; or
(x)	authorize any of the foregoing or enter into or modify any Contract to do any of the foregoing;
provided that nothing herein will restrict the entering into of any transaction described above between two or more wholly-owned subsidiaries of Intrawest or between Intrawest and one or more wholly-owned subsidiaries of Intrawest involving property or assets having a value, or an amount, of $10,000,000 or less;
(e)	Intrawest will not, and will not permit any of its subsidiaries or, to the extent it is within the control of Intrawest or a subsidiary of Intrawest, the Joint Ventures, to, directly or indirectly, except in the ordinary course of business or pursuant to plans or proposals previously disclosed by Intrawest to Parent and except for transactions between two or more wholly-owned subsidiaries of Intrawest or between Intrawest and one or more wholly-owned subsidiaries of Intrawest:
(i)	except for the incurrence of Indebtedness, or issuance of debt securities or the assumption, guarantee, endorsement or otherwise becoming responsible for the obligations of any person in amounts not in excess of $25,000,000 which is not restricted pursuant to section 4.1(d)(iii), enter into, or amend in any material respect, any Contract or series of related Contracts resulting in a new Contract or series of related new Contracts or modifications to an existing Contract or series of related existing Contracts that would result in any Contract having a term in excess of 12 months from the date hereof and which is not terminable by Intrawest or its subsidiary or Joint Ventures upon notice of 90 days or less (without the payment of any penalty or like amount) or would impose payment or other obligations on Intrawest or any of its subsidiaries or Joint Ventures in excess of $10,000,000;

(ii)	enter into any Contract that would limit or otherwise restrict Intrawest or any of its subsidiaries or Joint Ventures or any of their successors or that would, after the Effective Time, limit or otherwise restrict Parent or any of its subsidiaries or any of their successors, from engaging or competing in any line of business or in any geographic area in any material respect; or

(iii)	terminate, cancel or amend in any material respect any Material Contract if such termination, cancellation or amendment would reasonably be expected to have a Material Adverse Effect on Intrawest;
(f)	except in the ordinary course of business and consistent with past practices or pursuant to plans or proposals previously disclosed by Intrawest to Parent or pursuant to any obligation existing as at the date of this Agreement, including pursuant to the Intrawest DSU Plans, the Intrawest Benefit Plans or any other employment, compensation or termination policy, program or arrangement in effect on the date hereof, and except as is necessary to comply with applicable Laws, neither Intrawest nor any of its subsidiaries will:
(i)	grant to any officer or director of Intrawest or any of its subsidiaries an increase in compensation;

(ii)	grant any general salary increase to the employees of Intrawest or any of its subsidiaries;

(iii)	grant any retention, severance or termination pay or amend or modify any such grant previously made;

(iv)	enter into any employment agreement with any officer or director of Intrawest or any of its subsidiaries;

(v)	increase any benefits payable under its current retention, severance or termination pay policies;

(vi)	adopt, materially amend or make any contribution to any bonus, profit sharing, compensation, incentive compensation, pension, retirement, deferred compensation, stock option, Intrawest Benefit Plan or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers or employees of Intrawest or any of its subsidiaries;

(vii)	make any loan to any officer or director of Intrawest or any of its subsidiaries; or

(viii)	voluntarily enter into any collective bargaining or union agreement or agree to voluntarily recognize any union, bargaining agent or association for the purpose of employee representation, or agree to, whether orally or in writing, any new terms of any existing collective bargaining agreement to which Intrawest or any subsidiary is bound or to any agreement that would serve as an estoppel to the enforcement of any term of any such collective bargaining agreement; and
(g)	Intrawest will use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Intrawest or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless at the time of such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductibles and providing coverage comparable to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that none of Intrawest or any of its subsidiaries will obtain or renew any material insurance (or re-insurance) policy for a term exceeding a reasonable period based on business needs.
For purposes of this section 4.1, the parties agree that the power to restrict or prevent any of (i) Intrastar Mammoth LLC, or (ii) Blue Mountain Resorts Limited, or any subsidiary of either of the foregoing Joint Ventures, from taking any actions will be deemed to not be within the control of Intrawest or a subsidiary of Intrawest to the extent that such power is derived from a veto right contained in a shareholder agreement or other constating document relating to such Joint Venture.
4.2 Pre-Acquisition Reorganization
Intrawest agrees that, upon request by Parent, Intrawest shall, and shall cause its subsidiaries to, in each case, at the expense of Parent, use its commercially reasonable efforts to:
(a)	effect such reorganizations of its business, operations and assets and the integration of other affiliated businesses of Intrawest or its subsidiaries as Parent may request, acting reasonably (each a ‘‘Pre-Acquisition Reorganization’’); and

(b)	cooperate with Parent and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they most effectively be undertaken. Parent and Acquisitionco acknowledge and agree that the Pre-Acquisition Reorganizations shall (i) not impede, delay or prevent consummation of the Arrangement (including by giving rise to litigation by third parties), (ii) be such that, in the opinion of Intrawest, acting reasonably, would not prejudice the Intrawest Securityholders, (iii) not require Intrawest to obtain the approval of the Common Shareholders, and (iv) not be considered in determining whether a representation, warranty or covenant of Intrawest hereunder has been breached, it being acknowledged by Parent that these actions could require the consent of third parties under applicable Contracts. Parent shall provide written notice to Intrawest of any proposed Pre-Acquisition Reorganization at least ten days prior to the Effective

Date. Upon receipt of such notice, Parent and Intrawest shall, at the expense of Parent, work cooperatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganizations. The parties shall seek to have any such Pre-Acquisition Reorganization made effective as of the last moment of the day ending immediately prior to the Effective Date, or such other time as Parent reasonably requests (but after Parent shall have waived (subject to applicable Laws) or confirmed that all conditions referred to in sections 7.1, 7.2 and 7.3 have been satisfied) and provided that no such Pre-Acquisition Reorganization will be made effective unless (i) it is reasonably certain that the Arrangement will become effective; or (ii) such Pre-Acquisition Reorganization can be reversed or unwound without adversely affecting Intrawest and its subsidiaries in the event the Arrangement does not become effective and this Agreement is terminated or (iii) Intrawest otherwise agrees. If the Arrangement is not completed, Parent will forthwith reimburse Intrawest for all reasonable fees and expenses (including any professional fees and expenses) incurred by Intrawest and its subsidiaries in considering and effecting a Pre-Acquisition Reorganization and shall be responsible for any costs of Intrawest and its subsidiaries in reversing or unwinding any Pre-Acquisition Reorganization that was effected prior to termination of the Agreement at Parent’s request. The obligation of Parent to reimburse Intrawest for fees and expenses and be responsible for costs as set out in this section will be in addition to any other payment Parent may be obligated to make hereunder and will survive termination of this Agreement.
4.3 Access to Information
(a)	Subject to compliance with applicable Laws (including pre-merger notification and other competition law requirements and other laws relating to the exchange of information) and the terms of any Contract existing as at the date of this Agreement (including any confidentiality obligation or undertaking binding on Intrawest), and except where disclosure would undermine or void any applicable legal privilege, Intrawest will, and will cause its subsidiaries to, afford to Parent and its officers, employees and other representatives reasonable access, during normal business hours, until the earlier of the Effective Time or the termination of this Agreement, to their respective businesses, properties, books and records, as well as to their respective management personnel, including in order to facilitate the ability to grant the collateral package required by the Lenders in connection with the financing contemplated by the Commitment Letter and the definitive agreements contemplated therein, subject, however, to such access not interfering with the ordinary conduct of the businesses of Intrawest and its subsidiaries. Parent will not contact employees of Intrawest or its subsidiaries except after prior consultation with the Chief Financial Officer, the General Counsel or the Corporate Secretary of Intrawest.

(b)	Notwithstanding the foregoing, except as expressly provided for herein, Intrawest will not be obligated to make available to Parent any materials relating to the Strategic Review or the assessment or evaluation of the transactions contemplated hereby or any alternative transaction considered in connection with the Strategic

Review nor any information supplied by any of its officers, directors, employees, financial advisors, legal advisors, auditors, representatives or agents or other advisors in connection therewith or any confidentiality agreement made between Intrawest and any other person in connection with the Strategic Review or any such alternative transaction.

(c)	Without limiting the generality of the provisions of the Confidentiality Agreement, Parent acknowledges that all information provided to it under section 4.3(a) of this Agreement or otherwise pursuant to this Agreement or in connection with the transactions contemplated hereby (including the Disclosed Personal Information referred to in section 4.5(a)) is subject to the Confidentiality Agreement, which will remain in full force and effect notwithstanding any other provision of this Agreement or any termination of this Agreement. If any provision of this Agreement conflicts or is inconsistent with any provision of the Confidentiality Agreement, the provisions of this Agreement will supersede those of the Confidentiality Agreement but only to the extent of the conflict or inconsistency and all other provisions of the Confidentiality Agreement will remain in full force and effect.

(d)	Without limiting the generality of the foregoing, each of Parent and Acquisitionco acknowledges and agrees that the Intrawest Disclosure Letter and all information contained in it is confidential and may not be disclosed to any other person unless (i) such disclosure is required under applicable Law, unless such Law permits it to refrain from disclosing such information for confidentiality or other reasons or (ii) such disclosure is required in order to enforce its rights under this Agreement.

(e)	Nothing in this section 4.3 will require Intrawest or its subsidiaries to disclose information subject to a written confidentiality agreement, covenant or obligation or undertaking with a third party (provided that, at the request of Parent, Intrawest will use commercially reasonable efforts to obtain the consent of the other party thereto to the disclosure of any information reasonably requested by Parent which is material to Intrawest and its subsidiaries, taken as a whole) or customer specific or competitively sensitive information (“Confidential Data”). For greater certainty, until the Effective Date, access to and exchange of Confidential Data as between the parties will be limited to what is reasonably necessary for the purposes of securing all necessary regulatory approvals, the preparation and settlement of definitive documents and the advancement of the Arrangement and will be limited such that the dissemination of Confidential Data will be confined to the Representatives of the parties and their counsel who have a need to know such information for such purposes and who agree to respect such confidentiality in their dealings with Confidential Data. In particular, with reference to access to and the sharing of Confidential Data of one party with Representatives of the other party for purposes of preparing any filings or submissions in respect of the Appropriate Regulatory Approvals, the general principle which will be applied is that such information will be made available to, exchanged or shared with counsel to the parties rather than the parties or their Representatives.

4.4 Access for Financial Advisor
Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, Intrawest, Parent and Acquisitionco will each, and will cause their subsidiaries and their respective management personnel to, allow the Financial Advisor and its representatives to conduct all due diligence investigations and examinations which the Financial Advisor may reasonably require, and Intrawest, Parent and Acquisitionco will each promptly provide to the Financial Advisor all information relating to its respective financial condition, results of operation, business, properties, assets, operations or prospects reasonably requested by the Financial Advisor in order to permit the Financial Advisor to prepare the Fairness Opinion pursuant to its engagement.
4.5 Privacy Matters
(a)	Parent, Acquisitionco and Intrawest acknowledge and agree that:
(i)	certain information provided by Intrawest to Parent or Acquisitionco in connection with the transactions contemplated hereunder constitutes Personal Information (the “Disclosed Personal Information”) which is necessary in connection with completion of the Arrangement;

(ii)	that the disclosure of the Disclosed Personal Information relates solely to the carrying on of the business of Intrawest or the completion of the Arrangement; and

(iii)	that such Disclosed Personal Information is subject to the Confidentiality Agreement and:
A.	may not be used for any purpose other than those related to the performance of this Agreement;

B.	must be kept strictly confidential and Parent and Acquisitionco will ensure that access to such Personal Information will be restricted to those officers, employees and other authorized representatives and advisors of Parent and Acquisitionco who have a bona fide need for access to such information and will instruct those representatives to protect the confidentiality of such information in a manner consistent with the obligations of Parent and Acquisitionco hereunder; and

C.	upon the termination of this Agreement, or otherwise upon the request of Intrawest, Parent and Acquisitionco will forthwith cease all use of the Disclosed Personal Information acquired by Parent and Acquisitionco in connection with this Agreement and will return to Intrawest or, at Intrawest’s request, destroy in a secure manner the Disclosed Personal Information (and any copies).
(b)	In addition to the foregoing obligations:

(i)	Parent and Acquisitionco agree to employ appropriate technology and procedures to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of the Disclosed Personal Information;

(ii)	each of Intrawest, Parent and Acquisitionco agree to promptly notify the other of all inquiries, complaints, requests for access and claims of which the party is made aware in connection with the Disclosed Personal Information, and the parties will fully cooperate with one another, with the persons to whom the Disclosed Personal Information relates, and any Governmental Authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims; and

(iii)	if the Arrangement is completed Intrawest may disclose additional Personal Information regarding its employees, customers, directors and officers to Parent or Acquisitionco and their Representatives on condition that:
A.	except as otherwise permitted by Intrawest, Parent and Acquisitionco and their Representatives must use or disclose such Personal Information only for the same purposes for which it was collected, used or disclosed by Intrawest, and

B.	except as otherwise reasonably directed by Intrawest, the employees, customers, directors, officers and shareholders to whom the Personal Information which is disclosed relates are notified that:
(1)	the Arrangement has been completed, and

(2)	the Personal Information about them has been disclosed to Parent and Acquisitionco and their Representatives.
4.6 Covenants of Intrawest Regarding the Arrangement
Subject to the terms and conditions of this Agreement, Intrawest will, and, where applicable, will cause its subsidiaries to, perform all of the obligations required or desirable to be performed by Intrawest and its subsidiaries under this Agreement, co-operate with Acquisitionco and Parent in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the Arrangement contemplated in this Agreement and use commercially reasonable efforts to consummate the transactions contemplated in this Agreement, and without limiting the generality of the foregoing, Intrawest will, and, where appropriate will cause its subsidiaries to:
(a)	subject to compliance by the directors and officers of Intrawest with their fiduciary duties, use all commercially reasonable efforts to obtain the approval by the Intrawest Securityholders of the Arrangement Resolutions at the Intrawest Meeting,

including, if requested by Parent participating, together with representatives of Parent, in joint presentations to selected individual Intrawest Securityholders;

(b)	apply for and use commercially reasonable efforts to obtain all Appropriate Regulatory Approvals;

(c)	apply for and use commercially reasonable efforts to obtain such other consents, approvals and authorizations reasonably requested by Parent or Acquisitionco which are necessary or desirable in connection with the consummation of the Arrangement and the other transactions contemplated herein (which, for greater certainty, will include consents, approvals or authorizations required in connection with the Amalgamation as well as consents, approvals or authorizations which may be necessary or desirable in connection with Parent or Acquisitionco’s financing of the transactions contemplated herein as contemplated in, and subject to, section 4.8(i));

(d)	use commercially reasonable efforts to oppose, lift or rescind any injunction or restraining or other order against it seeking to stop, or otherwise adversely affecting its ability to consummate, the Arrangement and to defend, or cause to be defended any Proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby; and

(e)	as soon as is reasonably practicable, carry out the terms of the Interim Order and Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Intrawest or its subsidiaries with respect to the transactions contemplated hereby.
4.7 Covenants of Acquisitionco and Parent Regarding the Performance of Obligations
Each of Acquisitionco and Parent will perform all its obligations under this Agreement, cooperate with Intrawest in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, each of Acquisitionco and Parent will:
(a)	apply for and use commercially reasonable efforts to obtain all Applicable Regulatory Approvals;

(b)	cooperate with Intrawest and its subsidiaries in connection with, and use commercially reasonable efforts to assist Intrawest and its subsidiaries in obtaining, all other consents, approvals and authorizations referred to in section 4.6(c) or which Intrawest may otherwise determine are necessary or desirable in connection with Intrawest and Parent and Acquisitionco performing and complying with their respective obligations hereunder and consummating the Arrangement and the other transactions contemplated herein;

(c)	use commercially reasonable efforts to oppose, lift or rescind any injunction or restraining or other order against it seeking to stop, or otherwise adversely affecting its ability to perform and comply with its obligations under the Plan of Arrangement and to defend, or cause to be defended any Proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby;

(d)	designate one individual from whom Intrawest may seek approval to undertake any actions not permitted to be taken under section 4.1 and will ensure that such person will respond, on behalf of Parent, to Intrawest’s requests in an expeditious manner; and

(e)	forthwith carry out the terms of the Interim Order and Final Order to the extent applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Acquisitionco or Parent or its subsidiaries with respect to the transactions contemplated herein.
4.8 Acquisitionco and Parent Financing
(a)	Without limiting the generality of section 4.7, Acquisitionco and Parent will make arrangements to borrow or otherwise be in possession of all funds required to be provided by Acquisitionco to the Transfer Agent pursuant to section 2.1(h) prior to the Effective Date and otherwise carry out its obligations under this Agreement and the terms of the Plan of Arrangement applicable to it and to pay all related fees and expenses. To the extent that Parent does not presently have sufficient funded capital to provide, from internal resources, funds required to be provided by Acquisitionco to the Transfer Agent pursuant to section 2.1(h), Acquisitionco will obtain such funds pursuant to the Commitment Letter, which has been executed and delivered by or on behalf of the Lenders and by Fortress prior to the date of this Agreement and the Equity Commitment Letter which has been executed and delivered by Fortress prior to the date of this Agreement and Parent and Acquisitionco each represent and warrant that as at the date of this Agreement each of the Commitment Letter and Equity Commitment Letter is in full force and effect and are legal, valid and binding obligations of Fortress, in the case of the Commitment Letter and Acquisitionco, in the case of the Equity Commitment Letter and, to the knowledge of Parent and Acquisitionco, the other parties thereto on a basis that is not subject to any condition precedent other than the conditions set out therein.

(b)	Acquisitionco and Parent will satisfy, on a timely basis, all covenants, terms, representations and warranties applicable to Acquisitionco and Parent in the Commitment Letter and Equity Commitment Letter that are within their control and enforce their rights under the Commitment Letter and Equity Commitment Letter.

(c)	Each of Acquisitionco and Parent will use its best efforts to negotiate and enter into definitive credit or loan or other agreement and all other documentation with respect to the financings contemplated in this section 4.8 as may be necessary for Acquisitionco to obtain such funds, on the basis described in this section 4.8 and otherwise on terms and conditions no less favourable than the Commitment Letter and the Equity Commitment Letter, and otherwise (i) subject only to such other conditions precedent as are acceptable to Intrawest or (ii) on terms and conditions which do not impair the ability of Parent or Acquisitionco to perform its obligations hereunder or effect the Arrangement, as soon as reasonably practicable but in any event prior to the Termination Deadline. Parent will deliver to Intrawest correct and complete copies of such executed definitive agreements and documentation promptly upon request by Intrawest.

(d)	Parent will keep Intrawest informed with respect to all material activity concerning the status of the financings referred to in this section 4.8 and will give Intrawest prompt notice of any material change with respect to any such financing. Without limiting the generality of the foregoing, Parent agrees to notify Intrawest promptly, and in any event within 24 hours, if at any time prior to the Effective Time (i) the Commitment Letter or the Equity Commitment Letter referred to in this section 4.8 will expire or be terminated for any reason, (ii) any event occurs that, with or without notice, lapse of time or both, would individually or in the aggregate, constitute a default or breach on the part of Acquisitionco or Parent under any material term or condition of the Commitment Letter or the Equity Commitment Letter or definitive agreement or documentation referred to in this section 4.8 or if Parent has any reason to believe Acquisitionco or Parent will be unable to satisfy, on a timely basis, any term or condition of any funding referred to in this section 4.8 to be satisfied by it contained in the Commitment Letter or the Equity Commitment Letter or (iii) any financing source that is a party to the Commitment Letter or the Equity Commitment Letter that such source either no longer intends to provide or underwrite any financing referred to in this section 4.8 on the terms set forth in the Commitment Letter or requests amendments or waivers that are or may be materially adverse to the timely completion by Acquisitionco of the transactions contemplated by this Agreement.

(e)	Other than in connection with and as contemplated in this Agreement, neither Parent nor Acquisitionco will, nor will Parent permit Acquisitionco or any of the other affiliates of Parent to, without the prior written consent of Intrawest, take any action or enter into any transaction, including any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financing, that would reasonably be expected to materially and adversely impair, delay or prevent Acquisitionco or Parent obtaining any of the financings referred to in this section 4.8.

(f)	Neither Parent nor Acquisitionco will, nor will Parent permit Acquisitionco to, amend or alter, or agree to amend or alter, the Commitment Letter or the Equity Commitment Letter or any definitive agreement or documentation referred to in this section 4.8 in any manner that could materially and adversely impair, delay or prevent the consummation of the transactions contemplated by this Agreement without the prior written consent of Intrawest.

(g)	If the Commitment Letter or the Equity Commitment Letter referred to in this section 4.8 is terminated or modified in a manner materially adverse to Parent or Acquisitionco for any reason, or if any portion of the credit facilities or other source of funding referred to in section 4.8(a) ceases to be available, Parent and

Acquisitionco will, and Parent will cause Acquisitionco to, use its best efforts to (i) obtain, as promptly as practicable, and, once obtained, provide Intrawest with a copy of, a new financing commitment that provides for at least the same amount of financing as contemplated by the Commitment Letter, or the Equity Commitment Letter, as the case may be, on a basis that is not subject to any condition precedent other than the conditions precedent contained in the Commitment Letter, or the Equity Commitment Letter, as the case may be, and, if applicable, such other conditions as have been approved in writing by Intrawest prior to the date of this Agreement and otherwise on terms and conditions acceptable to Intrawest, (ii) negotiate and enter into definitive credit, loan or other agreements and all required documentation with such third parties as may be necessary for Acquisitionco to obtain such funds (to the extent reasonably practicable, on terms and conditions no less favourable than the Commitment Letter or the Equity Commitment Letter, as the case may be, being replaced) and on the basis described in this section 4.8 and otherwise on terms and conditions acceptable to Intrawest, as soon as reasonably practicable but in any event prior to the Termination Deadline, and deliver to Intrawest correct and complete copies of such executed definitive agreements and documentation promptly upon request by Intrawest, (iii) satisfy, on a timely basis, all covenants, terms, representations and warranties applicable to Acquisitionco and Parent in the Commitment Letter and the Equity Commitment Letter and all other required documentation referred to in this section 4.8(g) that are within their control and enforce their rights under the Commitment Letter and the Equity Commitment Letter and agreements and documentation, and (iv) obtain funds under such commitment to the extent necessary to consummate the transactions contemplated by this Agreement.

(h)	Parent will agree to guarantee Acquisitionco’s obligations under the Commitment Letter and the Equity Commitment Letter and under the definitive agreements entered into pursuant to the Commitment Letter or the Equity Commitment Letter.

(i)	Intrawest will, and will cause its subsidiaries to provide, and use its commercially reasonable efforts to have its and their Representatives cooperate with Parent and Acquisitionco in connection with the arrangements by Parent and Acquisitionco to obtain the advance of the financing referred to in this section 4.8 as contemplated in the Commitment Letter as may be reasonably requested by Parent (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Intrawest and its subsidiaries or interfere with or hinder or delay the performance by Intrawest of its other obligations hereunder), including (i) participation in meetings, drafting sessions and due diligence sessions, (ii) furnishing Parent and Acquisitionco and their financing sources with financial and other pertinent information regarding Intrawest as may be reasonably requested by Parent, (iii) assisting Parent and Acquisitionco and their financing sources in the preparation of (A) an offering document for any debt raised to complete the Arrangement and (B) materials for rating agency representations, (iv) cooperating with Parent and Acquisitionco in connection with applications to obtain such consents, approvals or authorizations which may be necessary or desirable in connection with such financing, (v) using commercially reasonable efforts to seek to take advantage of

Intrawest’s existing lending relationships, including attempting to persuade Intrawest’s existing lenders to participate in the syndicate organized by the Lenders, (vi) reasonably cooperating with the marketing efforts of Parent and Acquisitionco and their financing sources for any debt raised by Parent to complete the Arrangement, (vii) forming new direct or indirect subsidiaries, (viii) having officers execute, without personal liability, any reasonably necessary officers’ certificates or management representation letters to Intrawest’s accountants to issue unqualified reports with respect to the financial statements to be included in any offering documents, and (ix) using best efforts to permit Parent and Acquisitionco to be able to provide the Lenders with the collateral package required by the Lenders in connection with the financing contemplated by the Commitment Letter and the definitive agreements contemplated therein, in a form reasonably satisfactory to the Lender (it being acknowledged by the parties that such collateral package will include the same collateral, but not necessarily be limited to the same collateral, as is in place in connection with Intrawest’s current banking arrangements (it being understood that such banking arrangements will need to be repaid in connection therewith)); provided that none of Intrawest nor any subsidiary of Intrawest will be required to pay any commitment or other similar fee or incur any other liability in connection with any such financing prior to the Effective Time. Parent will, promptly upon request by Intrawest, reimburse Intrawest for all reasonable out-of-pocket costs (including legal fees) incurred by Intrawest or its subsidiaries and their respective advisers, agents and representatives in connection with such cooperation.

(j)	All non-public or otherwise confidential information regarding Intrawest obtained by Parent or its representatives pursuant to section 4.8(i) is information which is subject to the Confidentiality Agreement and will be kept confidential in accordance with the Confidentiality Agreement unless Intrawest otherwise agrees.

(k)	For the avoidance of doubt, if any financing referred to in this section 4.8 is not obtained, Acquisitionco will continue to be obligated to consummate the Arrangement, and Parent will continue to be obligated to cause Acquisitionco to consummate the Arrangement, subject to and on the terms contemplated by this Agreement. Any failure to consummate the Arrangement as a result of the failure by Acquisitionco and Parent to obtain the financing referred to in this section 4.8 will constitute a breach by Acquisitionco and Parent hereunder.
4.9 Mutual Covenants
Each of the parties covenants and agrees that, subject to the terms and conditions of this Agreement, except as contemplated in this Agreement, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms:
(a)	it will use, and, where appropriate, cause its subsidiaries to use, commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article 7 to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable and commercially reasonable to permit the completion of the transactions contemplated in this Agreement in accordance with its obligations under this Agreement, the Plan of Arrangement and the Legislation and cooperate with the other parties in connection therewith, including using its commercially reasonable efforts to:
(i)	cooperate with the other party in connection with the performance by it of its obligations hereunder; and

(ii)	if any takeover Law or statute that purports to limit or restrict business combinations or the ability to acquire or vote shares is or becomes applicable to this Agreement or the Arrangement, take necessary action to consummate the transactions contemplated herein as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (subject to applicable Laws) otherwise act to attempt to minimize the effects of such takeover Law or statute;
(b)	it will use commercially reasonable efforts within its control to ensure that the representations and warranties in section 3.1, in the case of Intrawest, and section 3.3, in the case of Acquisitionco and Parent, remain true and correct as of the Effective Date (or in the case of such representations and warranties which refer to another date, remain true and correct as at such date) as if such representations and warranties were made at and as of such date; and

(c)	it will not knowingly take or cause to be taken any action which is inconsistent with this Agreement or which would reasonably be expected to prevent, significantly impede or materially delay the consummation of the Arrangement except as permitted by this Agreement.
4.10 Employment Arrangements
(a)	Parent and Acquisitionco covenant and agree that, from and after the Effective Time, Parent and Acquisitionco will cause Intrawest, and any successor to Intrawest (including any Surviving Corporation), to agree to honour, perform or cause to be performed all existing employment, retention and change of control agreements of Intrawest as are disclosed in the Intrawest Disclosure Letter and all arrangements for the benefit of the officers or employees of Intrawest party thereto, provided for therein or contemplated thereby and will make available to Intrawest or any successor to Intrawest (including any Surviving Corporation) any financing required in order to make payment of amounts payable under any employment and retention agreements and incentive and deferred compensation plans or arrangements as are disclosed in the Intrawest Disclosure Letter.

(b)	Parent and Acquisitionco acknowledge that, pursuant to the provisions of the Intrawest Stock Option Plan, Intrawest may facilitate as necessary the acceleration of vesting of any unvested Intrawest Options as may be necessary or desirable to allow the persons holding Intrawest Options to exercise their Intrawest Options for the purpose of participating in the Arrangement as holders of Common Shares.

(c)	In the event the Arrangement becomes effective, the Intrawest Employee Share Purchase Plan, the Whistler/Blackcomb Employee Share Purchase Plan and the Funded Share Purchase Plan will each be terminated as of and from the Effective Time. Intrawest will take such actions as may be necessary to suspend the Intrawest Employee Share Purchase Plan, the Whistler/Blackcomb Employee Share Purchase Plan and Funded Share Purchase Plan so that employees participating in the plans will not make further contributions under the plans after the last day of the calendar month in which this Agreement is executed, provided that the plans may be reinstated if this Agreement shall have been terminated in accordance with its terms.

(d)	Prior to the Effective Date, and effective as of the Effective Date, Intrawest shall amend the Intrawest Supplemental Retirement Plan for Designated U.S. Executives so that the plan benefits shall not become payable in a single sum upon a Change of Control (as defined in the plan), but shall continue to become payable in accordance with the plan’s provisions in equal monthly installments for the life of the respective plan participant.

(e)	Immediately prior to the Effective Time, Intrawest shall amend each of the Executive Employment Agreements, in form reasonably acceptable to the respective executives party thereto (or deliver a written undertaking to each of them to do so), to preserve certain termination rights the executives are currently entitled to pursuant to the Intrawest LTIP (which is being cancelled in connection with the completion of the Arrangement) by providing that:
(i)	in the event of the termination of the employment of the relevant executive with Intrawest or any Surviving Corporation for any reason whatsoever within 180 days after the Effective Date, Intrawest or the Surviving Corporation, as the case may be, will pay to such executive, in addition to all other amounts to which such executive may be entitled pursuant to such executive’s Executive Employment Agreement or otherwise, an amount equal to the product obtained by multiplying the Share Consideration by the number of notional Common Shares to which such executive would be entitled pursuant to the Intrawest LTIP in respect of a “Reasonable Notice Period Allotment” if the Intrawest LTIP were in full force and effect at such time and such executive were entitled to a “Reasonable Notice Period Allotment” thereunder in respect of an “Event of Termination” occurring after June 30, 2006 and before July 1, 2007; and

(ii)	in the event of the termination of the employment of the relevant executive with Intrawest or any Surviving Corporation at any time after clause (i) above ceases to apply and such executive is entitled to the compensation provided for in section 5.4(b) of such executive’s Executive Employment Agreement (whether pursuant to section 5.4, 5.6 or 5.7 thereof), Intrawest will pay to such executive, in addition to all other amounts to which such executive may be entitled pursuant to such executive’s Executive Employment Agreement or otherwise, an amount equal to the product obtained by multiplying the Share Consideration by the number of notional Common Shares to which such executive would be entitled pursuant to the Intrawest LTIP in respect of a “Reasonable Notice Period Allotment” if the Intrawest LTIP were in full force and effect at such time and such executive were entitled to a “Reasonable Notice Period Allotment” thereunder in respect of an “Event of Termination” occurring after June 30, 2006 and before July 1, 2007;
4.11 Indemnification
(a)	Parent and Acquisitionco will ensure that (i) the bylaws of Intrawest, and the constating documents of any successor to Intrawest (including any Surviving Corporation) and (ii) the constating documents of the subsidiaries of Intrawest (or any successor to any such subsidiary), will contain provisions with respect to indemnification now set forth in the articles or bylaws of Intrawest and the constating documents of the subsidiaries of Intrawest (or equivalent provisions), as the case may be, such that all rights to indemnification existing in favour of the present and former directors and officers of Intrawest or of any of the subsidiaries of Intrawest and present and former directors and officers of Intrawest or of any of the subsidiaries of Intrawest serving or who served at the request of Intrawest or any subsidiary of Intrawest as a director, officer, employee, agent or representative of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise (each such present or former director or officer of Intrawest or of any subsidiary of Intrawest being herein referred to as an “Indemnified Party” and such persons collectively being referred to as the “Indemnified Parties”) as provided in the articles or bylaws of Intrawest or constating documents of any of the subsidiaries of Intrawest, or equivalent provisions, will survive and continue in full force and effect and without modification, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time in accordance with the terms of such bylaws and constating documents, or equivalent provisions, as at the Effective Time.

(b)	Intrawest, Parent and Acquisitionco agree that all rights to indemnification existing in favour of the Indemnified Parties as provided by any agreement to which Intrawest or any of its subsidiaries is a party and in effect as of the date hereof (including all provisions relating to advances for the funding of costs and expenses in connection with indemnification arrangements) will survive the completion of the Arrangement and will continue in full force and effect and without modification, and Parent and Acquisitionco will cause Intrawest, and any successor to Intrawest (including any Surviving Corporation), and its subsidiaries (including any successors thereto), to honour such rights of indemnification and indemnify the Indemnified Parties pursuant thereto, with respect to actions or omissions of the Indemnified Parties occurring prior to the Effective Time, for a period of not less than six years from the Effective Time.

(c)	Provided the Arrangement becomes effective, for a period of not less than six years after the Effective Date Intrawest will, and Parent and Acquisitionco will cause

Intrawest and any successor to Intrawest (including any Surviving Corporation) to, continue and maintain in effect policies of directors’ and officers’ liability insurance, without any gaps, lapses or reduction in scope or coverage, for the benefit of the Indemnified Parties in such amounts, and with such deductibles, retained amounts, coverages and exclusions and otherwise on terms and conditions no less advantageous or favourable to the Indemnified Parties, than such insurance maintained by Intrawest immediately prior to the Effective Time and providing protection in respect of claims arising from or related to facts or events which occurred on or prior to the Effective Date. Parent and Acquisitionco also agree that after the expiration of such six year period they will use all commercially reasonable efforts to cause such directors and officers to be covered under the Parent’s existing directors’ and officers’ insurance policy, if any. Notwithstanding any other provision of this Agreement, prior to the Effective Time Intrawest may, in the alternative, at its option, purchase prepaid non-cancellable run-off directors’ and officers’ liability insurance providing coverage (on terms comparable to those contained in Intrawest’s current insurance policies) for a period of up to six years from the Effective Date with respect to claims arising from or related to facts or events which occur on or prior to the Effective Date in the same manner as such claims would have been covered if they arose prior to the Effective Date and any such policy purchased by Intrawest will cover the interest of Intrawest in respect of its indemnification obligations under this section 4.11, provided, however, that the premiums payable for such insurance do not exceed 200% of the premiums currently payable by Intrawest for directors’ and officers’ liability insurance (which, for greater certainty shall be over and above any refunded premium for any unused portion of the current directors’ and officers’ liability insurance).

(d)	In the event that Parent or Acquisitionco or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successor or assignee of Parent or Acquisitionco (as the case may be) assumes the obligations set forth in this section 4.11.
4.12 Notes Offers
(a)	On a date reasonably in advance of the Effective Date, as agreed to by Parent and Intrawest, Acquisitionco shall, in accordance with applicable securities Laws and the applicable Indenture, effect an offer to purchase and consent solicitation with respect to each of the 6.875% Notes (the “6.875% Notes Offer”) and the 7.50% Notes (the “7.50% Notes Offer” and, together with the 6.875% Notes Offer, the “Notes Offers”). The purpose of each of the Notes Offers shall be to purchase the Notes and to adopt a supplemental indenture that has the effect of eliminating covenants and other provisions in the applicable Indenture as reasonably required by Acquisitionco. The initial settlement date of each of the Notes Offer shall be the Effective Date but prior to the Effective Time; provided, that Acquisitionco may, at its option, set an initial settlement date for any or all of the Notes Offers prior to the Effective Date provided that the terms of any Notes Offer with an earlier initial settlement date than the Effective Date shall provide that Acquisitionco shall extend such Notes Offer as necessary so that the initial settlement date of such Notes Offer occurs on the Effective Date but prior to the Effective Time.

(b)	Notwithstanding anything to the contrary in section 4.12(a), if Acquisitionco notifies Intrawest within seven business days after the date hereof that it wants Intrawest to effect the Notes Offers instead of Acquisitionco, then Intrawest will effect the Notes Offers in the manner contemplated by section 4.12(a), provided that such Notes Offers effected by Intrawest will be conditional upon the Arrangement becoming effective, and otherwise at the reasonable direction of Acquisitionco; provided, however, that Acquisitionco shall prepare all documentation relating to the Notes Offer, subject to the approval of Intrawest, not to be unreasonably withheld or delayed. Intrawest shall cooperate with Acquisitionco as reasonably requested by Acquisitionco with respect to preparing for, and effecting, the Notes Offers including, without limitation, taking the actions required by Section 903 of each of the Indentures applicable to the 6.875% Notes and the 7.50% Notes in connection with adoption of the supplemental indenture contemplated by the Note Offers and section 4.12(a). If Acquisitionco elects to have Intrawest effect the Notes Offers, then on settlement for such Notes Offers Acquisitionco shall, on behalf of Intrawest, pay to the applicable tender agent the amounts necessary to purchase all tendered Notes.
ARTICLE 5
ADDITIONAL AGREEMENTS
5.1 Permitted Activities
Nothing contained in this Agreement shall (a) prohibit or prevent Intrawest or its Board of Directors or officers from (i) making any disclosure of or in relation to an Acquisition Proposal to the Common Shareholders or holders of Intrawest Options prior to the Effective Time if, in the good faith judgment of the Board of Directors, after consultation with outside legal counsel, such disclosure is necessary for the directors or officers of Intrawest to act in a manner consistent with their duties or is otherwise required under applicable Laws, including obligations under Rule 14e 2 under the Exchange Act; or (ii) taking any other action in relation to an Acquisition Proposal to the extent required under applicable securities Laws or ordered or otherwise mandated by any court of competent jurisdiction, or (b) prior to the date on which the Arrangement Resolutions are passed by the Intrawest Securityholders at the Intrawest Meeting in accordance with the Interim Order and the applicable Legislation, prevent Intrawest or its Board of Directors or officers or other representatives from engaging in discussions or negotiations with any person in respect of an unsolicited bona fide Acquisition Proposal (including any unsolicited Acquisition Proposal made after the date of this Agreement by any person that made an Acquisition Proposal prior to the date of the Agreement), or providing information (subject to compliance with section 5.3) in respect of or otherwise responding to such an unsolicited Acquisition Proposal or entering into an agreement (subject to compliance with sections 5.3 and 5.4), where (i) the Acquisition Proposal does not result from a breach of section 5.2, and (ii) the Board of Directors determines in good faith after, among other things, consultation, to the extent considered appropriate by the Board of Directors, with Intrawest’s financial advisors (including the Financial Advisor) and outside legal counsel that the Acquisition Proposal would be reasonably likely to result in a Superior Proposal.
5.2 Non-Solicitation
(a)	Intrawest agrees with Parent and Acquisitionco that, except as expressly contemplated by this Agreement, until this Agreement is terminated none of Intrawest nor its subsidiaries will, directly or indirectly, through any Representative of it take any action that might, directly or indirectly, interfere with the consummation of the Arrangement and, without limitation, will not (and Intrawest will not permit its subsidiaries to), except as contemplated by this Article 5, without the consent in writing of Parent (which consent may be unreasonably withheld), directly or indirectly, through any subsidiary or Representative of it or any of its subsidiaries:
(i)	solicit, initiate or knowingly facilitate or encourage (including by way of furnishing confidential information or facilitating or permitting any visit to any facilities or properties of Intrawest or any of its subsidiaries by any person with the intention or for the purpose of encouraging such person to make or propose an Acquisition Proposal, or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer relating to or constituting an Acquisition Proposal from any person;

(ii)	enter into or participate in any discussions or negotiations or other activities with any person (other than Acquisitionco, Parent or its affiliates) regarding an Acquisition Proposal;

(iii)	withdraw, modify, qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Parent or Acquisitionco the approval or recommendation of the Board of Directors or any committee thereof of the Arrangement;

(iv)	approve, endorse, recommend or remain neutral with respect to, or propose to publicly approve, endorse, recommend or remain neutral with respect to, any Acquisition Proposal; or

(v)	accept or enter into, or propose publicly to accept or enter into, any letter of intent, agreement in principle, understanding, undertaking, arrangement or Contract in respect of or relating to an Acquisition Proposal.
(b)	Intrawest will, and will cause the Representatives of Intrawest and its subsidiaries and their Representatives to, immediately cease and cause to be terminated any existing solicitations, discussions, negotiations or activities with any person (other than Parent and Acquisitionco) with respect to any Acquisition Proposal or any proposal that may reasonably be expected to constitute an Acquisition Proposal. Parent and Acquisitionco acknowledge that standstill covenants or provisions contained in various confidentiality agreements entered into by Intrawest with other parties relating to a potential Acquisition Proposal will terminate in accordance with the terms thereof (without any further action on the part of any party thereto, including Intrawest or any of subsidiaries) upon Intrawest entering into this Agreement. Except to the extent such standstill covenants or provisions will so terminate pursuant to their terms, Intrawest agrees not to release, and to cause its subsidiaries not to release, any third party from any standstill or confidentiality agreement (or any term or condition of any such agreement) that Intrawest entered into prior to the date hereof with any person that was considering any Acquisition Proposal or to amend or waive any provision of any such agreement.

(c)	Intrawest will discontinue access by any third party (other than Parent or Acquisitionco or their representatives) to any data room (virtual or otherwise) and promptly request the return or deletion from retrieval systems and data bases or destruction of all information provided to any third party which, at any time since February 28, 2006, has entered into a confidentiality agreement with Intrawest relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and will use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such agreement.

(d)	Intrawest will ensure that its officers and directors and its investment bankers and financial or other advisors are aware of the provisions of this Article 5, and Intrawest will be responsible for any breach of this Article 5 by any of its officers, directors, investment bankers or financial or other advisors.
5.3 Notification of Acquisition Proposal
(a)	Intrawest will promptly (and in any event within 24 hours after receipt of such inquiry, proposal, offer or request) notify Parent, at first orally and then in writing, of any inquiry, proposal or offer received by Intrawest after the date of this Agreement relating to or constituting an Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal (whether or not relating to any Acquisition Proposal or inquiry that may have been received prior to the date hereof), including the renewal of any Acquisition Proposal made prior to the date hereof, or any amendments to the foregoing, or any written request for material non-public information relating to Intrawest or any of its subsidiaries or for access to the properties, books or records of Intrawest or any of the subsidiaries by any person. Such written notice will include a copy of any written Acquisition Proposal (and any amendment thereof) which has been received by Intrawest or any of its subsidiaries or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of any inquiry, proposal, offer or request and the identity of the person making such inquiry, proposal, offer or request. Intrawest will also provide such further details of the inquiry, proposal, offer or request (and any amendment thereof) as Parent may reasonably request. Intrawest will keep Parent informed of any change to the material terms of any such inquiry, proposal, offer or request and provide to Parent at the option of Intrawest, either copies of all correspondence and other written material sent or provided to Intrawest by any person in connection with such inquiry, proposal or request or sent or provided by Intrawest to any person in connection with such inquiry, proposal or request or a description of the material terms of such correspondence or material promptly after receipt or delivery thereof.

(b)	If, prior to the approval of the Arrangement Resolutions by the Intrawest Securityholders at the Intrawest Meeting, Intrawest receives an inquiry, proposal or offer relating to or constituting an Acquisition Proposal or a request for material non-public information from a person who has made or is proposing to make an unsolicited bona fide Acquisition Proposal where Intrawest is not in breach of section 5.2 and the Board of Directors determines in good faith after, among other things, consultation, to the extent considered appropriate by the Board of Directors, with Intrawest’s financial advisors (including the Financial Advisor) and outside legal counsel that such proposal would be reasonably likely to result in a Superior Proposal, then, and only in such case, Intrawest may, subject to the execution by such person of a confidentiality agreement having substantially the same terms as the Confidentiality Agreement and, taken as a whole, being no less favourable to Intrawest than the Confidentiality Agreement, provide such person with, or access to, non-public information regarding Intrawest, provided that:
(i)	notwithstanding the foregoing, the confidentiality agreement with such person will not restrict such person from making the Acquisition Proposal, or announcing the intention to make the Acquisition Proposal without the approval of Intrawest, and will not restrict Intrawest from disclosing such agreement and providing a copy thereof to Parent as set out below (and for this purpose Intrawest may agree with the other party to amend any confidentiality agreement that was entered into prior to the date of this Agreement to provide for the foregoing); and

(ii)	Intrawest will send a copy of any such confidentiality agreement to Parent promptly following its execution and will promptly advise Parent regarding all non-public information provided to such other person or to which such other person has been provided access and will promptly provide Parent with, or access to, all such information provided to such other person and not previously provided to Parent and provide Parent with access to all further non-public information regarding Intrawest provided to such other person not previously provided to Parent.
(c)	If Intrawest receives a written Acquisition Proposal that the Board of Directors in good faith determines constitutes a Superior Proposal, or any amendment or modification to any such Superior Proposal, in each case Intrawest will provide a copy of the Superior Proposal or such amendment or modification promptly to Parent and in any event within 24 hours after such receipt.
5.4 Right to Match
(a)	Subject to section 5.4(b), Intrawest covenants that it will not accept, approve or recommend or enter into any agreement, understanding, arrangement or Contract in respect of, or proceed with or recommend, a Superior Proposal (other than a confidentiality agreement permitted by section 5.3(b), the execution of which will not be subject to the conditions of this section 5.4) unless:
(i)	Intrawest has complied with its obligations under sections 5.2 and 5.3 and this section 5.4;

(ii)	Intrawest has provided Parent with a copy of the Superior Proposal; and

(iii)	a period (the “Response Period”) of five business days will have elapsed from the later of (A) the date on which Parent received written notice from Intrawest advising that the Board of Directors has determined, subject only to compliance with this section 5.4, that Intrawest enter into an agreement, understanding, arrangement or Contract in respect of, or to proceed with, or recommend, such Superior Proposal and (B) the date Parent receives a copy of the Superior Proposal.
(b)	In the event that Intrawest provides Parent with a notice as contemplated in section 5.4(a), on a date that is less than seven business days prior to the date the Intrawest Meeting is scheduled to be held, Intrawest will be entitled to postpone or adjourn, and will, at the request of Parent, postpone or adjourn, the Intrawest Meeting to a date (specified by Parent in the case of a postponement or adjournment requested by Parent) that is not less than seven business days and not more than 15 business days after the date of such notice.

(c)	During the Response Period (or such longer period as Intrawest may agree), Parent and Acquisitionco will have the right, but not the obligation, to propose in writing to amend the terms of the Agreement and the Plan of Arrangement. Intrawest will cause the Board of Directors to review in good faith any such proposal received by Intrawest from Parent and Acquisitionco during the Response Period to determine (after receipt of advice, to the extent considered appropriate by the Board of Directors, from its financial advisors and outside legal counsel) whether the Acquisition Proposal in respect of which the Parent and Acquisitionco are proposing to amend this Agreement and Plan of Arrangement would be a Superior Proposal when assessed against this Agreement and Plan of Arrangement as it is proposed to be amended.

(d)	Intrawest may enter into any agreement, understanding, arrangement or Contract in respect of, or to proceed with, or recommend, a Superior Proposal if, and only if, and may not enter into any agreement, undertaking, arrangement or Contract in respect of, or to proceed with, or recommend, a Superior Proposal (with the exception of a confidentiality agreement referred to in section 5.3(b)) unless:
(i)	Parent and Acquisitionco do not, prior to the expiry of the Response Period, propose to amend the terms of this Agreement and the Plan of Arrangement; or

(ii)	Parent and Acquisitionco deliver to Intrawest, prior to the expiry of the Response Period, a proposal to amend the terms of this Agreement and the

Plan of Arrangement as contemplated in section 5.4(c), and the Board of Directors determines in good faith, after, among other things, consultation, to the extent considered appropriate by the Board of Directors, with Intrawest’s financial advisors (including the Financial Advisor) and outside legal counsel, taking into account the proposal by Parent and Acquisitionco to amend this Agreement and the Plan of Arrangement, that the Acquisition Proposal remains a Superior Proposal; and

(iii)	Intrawest concurrently terminates this Agreement pursuant to section 6.1(c) and Intrawest has previously or concurrently paid to Parent the fee payable under section 5.6, Intrawest acknowledging and agreeing that payment of the fee payable under section 5.6 is a condition to valid termination of this Agreement under section 6.1(c) and this section 5.4.
(e)	If, in the circumstances described in section 5.4(d)(ii), the Board of Directors does not determine that the Acquisition Proposal remains a Superior Proposal when compared to the proposed amendment to this Agreement and the Plan of Arrangement, Intrawest and Parent and Acquisitionco will promptly execute and deliver an amending agreement amending this Agreement and the Plan of Arrangement, or an amended Agreement, incorporating or reflecting the terms of the amendment to the terms of this Agreement and Plan of Arrangement as proposed by Parent and Acquisitionco and Intrawest will publicly announce that the Board of Directors has reaffirmed its recommendation of the Arrangement by news release, the form of which shall be provided to Parent for its review and comment prior to publication.

(f)	Each successive modification or amendment to any Acquisition Proposal that results in any change in, or modification of, the consideration to be received under, or any other material change in the terms and conditions of, such Acquisition Proposal will constitute a new Acquisition Proposal for the purposes of this section 5.4 and Parent will be afforded a new Response Period in respect of each such Acquisition Proposal.
5.5 Value
For purposes of this Agreement, the value of any non-cash consideration forming part of the consideration proposed to be paid, delivered or issued under any Acquisition Proposal or by Acquisitionco or Parent will be determined by the Board of Directors (having, among other things, consulted with Intrawest’s financial advisors (including the Financial Advisor) or obtained other financial advice).
5.6 Payments to Parent
If at any time after the execution of this Agreement:
(a)	Intrawest terminates this Agreement pursuant to section 6.1(c);

(b)	Parent terminates this Agreement pursuant to section 6.1(b)(i) or (ii) if the Intrawest Meeting is not held and the Arrangement Resolutions are not submitted to the

Intrawest Securityholders at the Intrawest Meeting, at least seven days prior to the Termination Deadline; or

(c)	in the event:
(i)	a bona fide written Acquisition Proposal has been made by any person (the “Acquisition Proposal Offeror”) other than Parent or Acquisitionco after the date hereof and prior to the termination of this Agreement;

(ii)	either Intrawest or Parent terminates this Agreement pursuant to section 6.1(b)(i) or 6.1(b)(ii); and

(iii)	within 365 days after the date of such termination:
A.	an Acquisition Proposal is consummated with the Acquisition Proposal Offeror, or any other person; or

B.	the Board of Directors approves or recommends such Acquisition Proposal or any other Acquisition Proposal, or Intrawest or any of its subsidiaries enters into a definitive agreement with respect to such Acquisition Proposal or any other Acquisition Proposal and thereafter (whether or not within 365 days after the termination of this Agreement) such Acquisition Proposal is consummated;
(d)	Parent terminates this Agreement pursuant to section 6.1(e) or 6.1(f); or

(e)	Parent terminates this Agreement pursuant to section 6.1(g) as a result of a breach of covenant or agreement on the part of Intrawest contained in this Agreement;
then in any such case Intrawest will pay to Parent (or as it may direct) $60 million (less the amount of any withholding required by applicable Laws relating to Taxes which is concurrently remitted by Intrawest to the relevant Government Authority and receipted) by wire transfer in immediately available funds to an account designated by Parent. Such payment will be due (A) in the case of a termination specified in section 5.6(a), before or concurrently with such termination of this Agreement, (B) in the case of a termination specified in section 5.6(b) or 5.6(d), within two business days following receipt by Intrawest of written notice of termination by Parent, and (C) in the case of the occurrence of the events specified in section 5.6(c), on the day of the consummation of the transaction referred to therein. Intrawest will not be obligated to make more than one payment pursuant to this section 5.6.
5.7 Reimbursement of Expenses to Parent and Acquisitionco
If (a) this Agreement is terminated by Parent pursuant to section 6.1(b)(ii) and no amount is payable by Intrawest to Parent pursuant to section 5.6, or (b) this Agreement is terminated pursuant to section 6.1(b)(i) or 6.1(g) and no amount is payable by Intrawest to Parent pursuant to section 5.6 and (i) the Intrawest Meeting is not held for any reason prior to such termination, or (ii) such termination was caused as a result of the condition precedent in section 7.3(a), (b) or (c) not being satisfied as a result of any breach by Intrawest of this Agreement, including from any inaccuracy in its representations and warranties and any non-performance by it of its covenants and agreements made herein, then, in any such case, within five business days following receipt by Intrawest of the certificate of a senior officer of Parent hereafter referred to, Intrawest will pay to Parent by wire transfer in immediately available funds to an account designated by Parent an amount equal to Parent and Acquisitionco’s (without duplication) actual out of pocket costs and expenses, including reasonable fees and expenses of their counsel, accountants, financial advisors and other experts and advisors, incidental to the preparation, negotiation and execution of this Agreement and related documentation, up to a maximum of $10,000,000 (less the amount of any withholding required by applicable Laws relating to Taxes which is concurrently remitted by Intrawest to the relevant Governmental Authority and receipted) as payment in respect of such costs and expenses (the amount of such costs and expenses to be certified by a senior officer of Parent in writing in reasonable detail). Intrawest will not be obligated to make payment pursuant to this section 5.7 if Intrawest has paid or is required to pay the fee referred to in section 5.6, and any fees paid by Intrawest under this section 5.7 will be credited against any fee payable in section 5.6 to the extent that it subsequently becomes payable by Intrawest.
5.8 Effect of Payments
Each of the parties acknowledges that the agreements contained in sections 5.6, 5.7 and 5.9 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the parties would not enter into this Agreement. Each party acknowledges that all of the payment amounts set out in sections 5.6, 5.7 and 5.9 are payments of liquidated damages which are a genuine pre-estimate of the damages which the party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each party irrevocably waives any right that it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the parties agree that the payment of an amount pursuant to sections 5.6, 5.7 and 5.9, subject to section 4.2, is the sole monetary remedy of the party receiving such payment. Nothing contained herein will preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement or the Confidentiality Agreement or otherwise to obtain specific performance of any such acts, covenants or agreements.
5.9 Payment to Intrawest
In the event that this Agreement is:
(a)	terminated by Intrawest pursuant to sections 6.1(d), 6.1(h) or:

(b)	terminated by either Intrawest or Parent pursuant to section 6.1(b)(i) following any failure by Acquisitionco and Parent to obtain the financing referred to in section 4.8 or a failure by Parent or Acquisitionco to perform or comply with their obligations in sections 2.1(h) or 4.7(e), then, in any such case, Parent and Acquisitionco will pay to Intrawest by wire transfer in immediately available funds to an account designated by Intrawest an amount equal to $60 million. Such payment will be due within two business days of such termination.

ARTICLE 6
TERMINATION OF AGREEMENT
6.1 Termination
This Agreement may be terminated at any time before the Effective Time:
(a)	by agreement in writing executed by Parent and Intrawest;

(b)	by either Intrawest or Parent, upon written notice by either one to the other:
(i)	if the Effective Date does not occur on or before the Termination Deadline, except that the right to terminate this Agreement under this section 6.1(b)(i) shall not be available to any party to this Agreement whose failure to fulfil any of its obligations has been a significant cause of, or resulted in, the failure of the Effective Time to occur by such date;

(ii)	if the Intrawest Meeting is held and the Arrangement Resolutions are not passed by the Intrawest Securityholders in accordance with applicable Legislation and the Interim Order; or

(iii)	if any Law makes the consummation of the Arrangement or the transactions contemplated by this Agreement illegal or otherwise prohibited and such Law has become final and non-appealable;
(c)	by Intrawest upon written notice to Parent, in order to enter into a definitive agreement providing for the implementation of a Superior Proposal, subject to compliance with sections 5.2, 5.3 and 5.4;

(d)	by Intrawest upon written notice to Parent if Acquisitionco does not provide the Transfer Agent with sufficient funds to complete the transactions contemplated by sections 3.1(b), (f), (h)and (i) of the Plan of Arrangement as required pursuant to section 2.1(h);

(e)	by Parent upon written notice to Intrawest if (i) the Board of Directors shall have failed to recommend this Agreement or the Arrangement, or (ii) if the Board of Directors or any committee thereof shall have (A) withdrawn, qualified or otherwise modified in a manner adverse to Parent and Acquisitionco, or proposed publicly to withdraw or so qualify or otherwise modify, the approval or recommendation of the Board of Directors or any committee thereof of this Agreement or the Arrangement or (B) approved or recommended, or proposed publicly to approve or recommend, any Acquisition Proposal;

(f)	by Parent upon written notice to Intrawest if, following any Acquisitionco Proposal that is made or publicly announced, the Board of Directors or the Special Committee fails to publicly affirm its approval or recommendation of the Arrangement within five business days of any written request to do so from Parent;

(g)	subject to compliance with section 6.3 neither Parent or Acquisitionco is in material breach of its obligations under this Agreement, by Parent upon written notice to Intrawest if Intrawest has breached any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in section 7.3(a) or 7.3(b); and

(h)	subject to compliance with section 6.3 Intrawest is not in material breach of its obligations under this Agreement, by Intrawest on written notice to Parent, if Acquisitionco or Parent has breached any of its representations, warranties, covenants or agreements contained in this Agreement, which breach would give rise to the failure of a condition set forth in section 7.2(a)or 7.2(b).
6.2 Void upon Termination
If this Agreement is terminated, it will, except as provided in sections 4.2, 5.6, 5.7, 5.8, 5.9 and this section 6.2 and except for obligations of confidentiality in sections 4.3, 4.5 and 5.4, (ecome void and of no force and effect and no party will have any liability or further obligation to the other party hereunder, provided that neither the termination of this Agreement nor anything contained in sections 5.6, 5.7 or 5.8 or this section 6.2 will relieve any party from any liability for any wilful breach by it of this Agreement, including its representations and warranties and its covenants and agreements made herein.
6.3 Notice of Unfulfilled Conditions
If either Intrawest, on the one hand, or Parent and Acquisitionco, on the other hand, determines at any time prior to the Effective Date that it intends to refuse to complete the transactions contemplated hereby because of any unfulfilled or unperformed condition contained in this Agreement, such party will so notify the other party forthwith upon making such determination in order that the other party will have the right and opportunity to take such steps, at its own expense, as may be necessary for the purpose of fulfilling or performing such condition within a reasonable period of time, but in no event later than the Termination Deadline. Neither Intrawest nor Parent and Acquisitionco may exercise any termination right arising therefrom and no payments will be payable as a result of such election pursuant to section 5.6, 5.7 or 5.9 unless forthwith and in any event prior to the filing on the Effective Date of Articles of Arrangement for the purpose of giving effect to the Arrangement, the party intending to rely thereon has given a written notice to the other party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party giving such notice is asserting as the basis for the nonfulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is given, provided that the other party is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the party giving such notice may not terminate this Agreement as a result thereof until the later of the Termination Deadline and the expiration of a period of 30 days from such notice. If such notice has been given prior to the date of the Intrawest Meeting, such meeting, unless the parties otherwise agree, will be postponed or adjourned and will not be held until such time as is reasonably practicable after the earlier of (i) the matter to which the notice relates being cured and (ii) the expiry of such period. If such notice has been given prior to the making of application for the Final Order, such application will be postponed and will not be made until such time as is reasonably practicable after the earlier of (i) the matter to which the notice relates being cured and (ii) the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein, the Agreement may not be terminated as a result thereof.
ARTICLE 7
CONDITIONS PRECEDENT
7.1 Mutual Conditions Precedent
The respective obligations of the parties hereto to complete the Arrangement are subject to the satisfaction of, or mutual waiver by Parent and Intrawest on or before the Effective Date of, each of the following conditions, which are for the mutual benefit of Parent and Acquisitionco, on the one hand, and Intrawest, on the other hand, and which may be waived, in whole or in part, by Parent (on its own behalf, and on behalf of Acquisitionco) and Intrawest at any time:
(a)	the Interim Order will have been obtained in form and substance satisfactory to each of Parent and Intrawest, acting reasonably, and such Interim Order will not have been set aside or modified in any manner unacceptable to either Parent or Intrawest, acting reasonably, on appeal or otherwise;

(b)	the Arrangement Resolutions, in form and substance acceptable to Parent and Intrawest, acting reasonably, will have been passed by the Intrawest Securityholders and Common Shareholders at the Intrawest Meeting in accordance with the Interim Order and the applicable Legislation;

(c)	the Final Order will have been obtained in form and substance satisfactory to each of Parent and Intrawest, acting reasonably, and will not have been set aside or modified in any manner unacceptable to either Parent or Intrawest, acting reasonably, on appeal or otherwise;

(d)	all Appropriate Regulatory Approvals will have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated;

(e)	no Governmental Authority will have enacted, issued, promulgated, enforced, made, entered, issued or applied any Law (whether temporary, preliminary or permanent) that makes the Arrangement illegal or otherwise directly or indirectly enjoins, restrains or otherwise prohibits consummation of the Arrangement or the other transactions contemplated herein;

(f)	no person will have filed any notice of appeal of the Final Order, and no person will have communicated in writing to Intrawest or Parent any intention to appeal the Final Order which, in the reasonable opinion of Parent or Intrawest (on the advice of legal counsel), would make it inadvisable to proceed with the implementation of the Arrangement; and

(g)	this Agreement will not have been terminated pursuant to Article 6.

7.2 Additional Conditions Precedent to the Obligations of Intrawest
The obligation of Intrawest to complete the Arrangement will be subject to the satisfaction of, or waiver by Intrawest, on or before the Effective Date of the following conditions, each of which is for the exclusive benefit of Intrawest and which may be waived by Intrawest at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Intrawest may have:
(a)	each of Parent and Acquisitionco will have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b)	the representations and warranties of Parent and Acquisitionco in section 3.3 (which for the purposes of this section 7.2 will be read as though none of them contained any Material Adverse Effect qualification or other materiality qualification) will be true and correct in all material respects as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct in all respects as of that date) except for breaches of representations and warranties which individually or in the aggregate do not prevent or materially delay the consummation of the transactions contemplated herein or significantly impair the ability of Parent or Acquisitionco to perform its obligations hereunder or under the Plan of Arrangement;

(c)	Intrawest will have received a certificate of Parent and Acquisitionco, signed by a senior officer of Parent and Acquisitionco and dated the Effective Date, certifying that the conditions set out in section 7.2(a) and (b) have been satisfied (provided that Parent and Acquisitionco will not have any actual knowledge to the contrary), which certificate will cease to have any force and effect after the Effective Time; and

(d)	Acquisitionco will have deposited with the Transfer Agent sufficient funds to complete the transactions contemplated by sections 3.1(b), (f), (h)and (i) of the Plan of Arrangement and the Transfer Agent will have confirmed to Intrawest the receipt of such funds, which will be held by the Transfer Agent in an escrow or restricted account agreement among Acquisitionco, Acquisitionco’s lenders, if applicable, Intrawest and the Transfer Agent, reasonably satisfactory to all parties thereto, pursuant to which, among other things, the Transfer Agent will be irrevocably authorized and instructed to release the funds to the Transfer Agent, in its capacity as depositary in respect of the Arrangement upon the Arrangement becoming effective.
7.3 Additional Conditions Precedent to the Obligations of Parent and Acquisitionco
The obligation of Parent and Acquisitionco to complete the Arrangement will be subject to the satisfaction of, or waiver by Parent, on or before the Effective Date of the following conditions, each of which is for the exclusive benefit of Parent and Acquisitionco and which may be waived by Parent (on its own behalf and on behalf of Acquisitionco) at any time, in whole or in part, in its sole discretion and without prejudice to any other rights that Parent and Acquisitionco may have:

(a)	Intrawest will have complied in all material respects with its obligations, covenants and agreements in this Agreement to be performed and complied with on or before the Effective Date;

(b)	the representations and warranties of Intrawest in section 3.1 (which for the purposes of this section 7.3 will be read as though none of them contained any Material Adverse Effect qualification or other materiality qualification) will be true and correct in all respects as of the Effective Date as if made on and as of such date (except for such representations and warranties which refer to or are made as of another specified date, in which case such representations and warranties will have been true and correct in all respects as of that date) except for breaches of representations and warranties which individually or in the aggregate reflect conditions or events which do not have, and would not reasonably be expected to have, a Material Adverse Effect on Intrawest;

(c)	Parent will have received a certificate of Intrawest signed by a Senior Officer of Intrawest and dated the Effective Date certifying that the conditions set out in sections 7.3(a) and (b) have been satisfied (provided that Intrawest will not have any actual knowledge to the contrary) which certificate will cease to have any force and effect after the Effective Time;

(d)	there will not exist or have occurred (or been threatened) any change (or any condition, event or development involving a prospective change) which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect on Intrawest; and

(e)	the Board of Directors shall not have (i) amended its affirmative recommendation to the holders of Common Shares in a manner adverse to Parent or Acquisitionco, or (ii) withdrawn its affirmative recommendation to the holders of Common Shares to vote in favour of the Arrangement Resolutions.
ARTICLE 8
GENERAL
8.1 Notices
All notices and other communications hereunder will be in writing and will be delivered by courier to the particular party hereto at the following address or sent by telecopy or facsimile transmission (provided that receipt of such telecopy or transmission is confirmed or such telecopy or transmission is recorded as having been transmitted successfully) at the following number or delivered by electronic mail transmission at the following e-mail address or at such other address, telecopier number or e-mail address which any party may, from time to time, notify the other by notice given in accordance with this section:

(a)	if to Parent or Acquisitionco, to them at:
1345 Avenue of the Americas, 46th Floor
New York, New York, 10105
Attention: Randal A. Nardone
Facsimile No.: (212)798-6120
E-mail: rnardone@fortressinv.com
with a copy (which will not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
Attention: Joseph A. Coco, Esq.
Facsimile No.: (917)777-3050
E-mail: jcoco@skadden.com
- and -
Goodmans LLP
250 Yonge Street, Suite 2400
Toronto, Ontario M5B 2M6
Attention: Stephen Halperin/Robert Vaux
Facsimile No.: (416)979-1234
E-mail: shalperin@goodmans.ca/rvaux@goodmans.ca

(b)	and if to Intrawest, to it at:
Intrawest Corporation
Suite 800 – 200 Burrard Street
Vancouver, BC
V6C 3L6
Attention: Corporate Secretary
Facsimile No.: (604) 689-0605
E-mail: rmeacher@intrawest.com
with a copy (which will not constitute notice) to:
Intrawest Corporation
Suite 800 – 200 Burrard Street
Vancouver, BC
V6C 3L6
Attention: General Counsel
Facsimile No.: (604) 683-1862
E-mail: sdennis@intrawest.com
Notice or other communication will be deemed to have been given when it is delivered by courier or, in the case of notice or communication sent by telecopy during regular business hours on a business day in the recipient’s city, upon the successful transmission thereof, with transmission confirmed or in the case of notice or communication by e-mail transmission during regular business hours on a business day in the recipient’s city, upon successful transmission thereof or at 9:00 a.m. on the next business day in the place of receipt if transmission is received during regular business hours in the recipient’s city and on the next business day in the place of receipt, if successful transmission is received outside regular business hours in the recipient’s city).
8.2 Fees and Expenses
Subject to sections 4.2 and 5.7, each party will be responsible for and bear all of its own costs and expenses incurred at any time in connection with entering into this Agreement and completing the Arrangement and the other transactions contemplated herein, including legal fees, accounting fees, financial advisory fees and all disbursements by advisors. Parent on the one hand, and Intrawest, on the other hand, will each pay 50% of all requisite filing fees and applicable Taxes in relation to any filing or application made in respect of the Competition Act and in respect of the HSR Act.
8.3 No Assignment
Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any party hereto, in whole or in part (whether by operation of law or otherwise). Notwithstanding the foregoing, Intrawest acknowledges that Parent intends to transfer all of the outstanding common shares of Acquisitionco to a Luxembourg company (“Luxco”) to be established by Fortress and, upon such assignment, Parent will, and will be permitted to, assign the Agreement to Luxco and, upon such assignment, Luxco will assume all of Parent’s rights and obligations under this

Agreement and all references in this Agreement to Parent shall be deemed to refer to Luxco unless the context otherwise requires.
8.4 Binding Effect
This Agreement will be binding upon the parties hereto and will enure to the benefit of and be binding upon their respective successors (including any successor by reason of amalgamation or statutory arrangement).
8.5 Parent and Acquisitionco
Parent, as the sole shareholder of Acquisitionco, covenants and agrees to cause Acquisitionco to take all steps, to do and perform all such acts and things, to execute and deliver all such agreements, documents and other instruments, and to pay such amounts, as are necessary or desirable to comply with all covenants and agreements of Acquisitionco contained herein and, upon the Arrangement becoming effective, under the Plan of Arrangement, in accordance with the terms and conditions hereof and thereof. The agreements, covenants, representations and warranties and other obligations herein (including the representations and warranties in section 3.3) which are expressed to be made by Acquisitionco and Parent are joint and several agreements, covenants, representations and warranties and obligations.
8.6 Time of Essence
Except as otherwise expressly provided in this Agreement, time will be of the essence of this Agreement, both in respect of the dates and periods mentioned and in respect of any dates or periods which may be substituted for them in accordance with the provisions of this Agreement or by agreement in writing between the parties.
8.7 Public Announcements
Parent and Intrawest will consult with each other as to the general nature of any news release, public announcement or public statement with respect to this Agreement or the Arrangement and, subject to applicable Laws, will not issue any news release, public announcement or public statement inconsistent with the results of such consultation. Subject to applicable Laws, neither Parent nor Intrawest will make any news release, public announcement or public statement about this Agreement, the Arrangement and the transactions contemplated herein which has not been previously approved by the other, except (a) a material change report in respect of this Agreement and the transactions contemplated herein to be filed by Intrawest as required pursuant to the Legislation (it being understood that Intrawest will provide a draft of such report to Parent and its legal counsel prior to filing and consider in good faith any comments and revisions requested by Parent) and filing of a copy of this Agreement as required pursuant to the Legislation and other applicable Laws and (b) as may be required under the Legislation or other applicable Laws, or the rules, regulations, policies or other requirements of, or listing agreement with, either of the Exchanges, including any requirement to issue any news release, as determined in the good faith judgment of the party and file such release with a regulatory authority (in which case such party will first make a reasonable effort to consult with the other party and obtain such approval and to enable the other party to review and comment on such news release it proposes to issue or file prior to the release thereof, other than with respect to any confidential information contained in such disclosure), and, if such prior consultation or review and approval is not possible, to provide a copy of such release immediately following the making of such disclosure or filing, and provided that Intrawest will have no obligation to consult with Parent prior to any disclosure by Intrawest with respect to any Acquisition Proposal. Intrawest and Parent will consult with one another regarding the initial news release with respect to this Agreement and the transactions contemplated herein, which will be in a form acceptable to both parties and will be issued and filed as soon as practicable following execution of this Agreement.
8.8 Governing Law
This Agreement will be governed by and construed in accordance with the laws of British Columbia and the federal laws of Canada applicable therein. Each party hereto irrevocably submits and attorns to the non-exclusive jurisdiction of the courts of British Columbia with respect to any matter arising under or in relation to this Agreement and the Arrangement.
8.9 Entire Agreement
This Agreement (qualified by and subject to, to the extent applicable as provided herein, the disclosures made in the Intrawest Disclosure Letter, together with the Confidentiality Agreement, constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and cancels and supersedes all other prior agreements, arrangements, understandings, undertakings, negotiations and discussions of any nature, whether oral or written, between the parties hereto with respect to the subject matter hereof. There are no representations, warranties, covenants, terms, conditions, undertakings or collateral agreements, expressed, implied or statutory, between the parties hereto with respect to the subject matter hereof except as expressly set forth in this Agreement and the Confidentiality Agreement. Without limiting the generality of the foregoing, Acquisitionco and Parent acknowledge and agree that no representation, warranty or other assurance has been given by Intrawest in respect of any projection, forecast or other forward-looking information.
8.10 No Third-Party Beneficiaries
Except for the rights of the Common Shareholders and holders of Intrawest Options to receive the consideration for their Common Shares or Intrawest Options following the Effective Time pursuant to the Plan of Arrangement, this Agreement is not intended to confer any rights or remedies upon any other person, provided however that section 4.10 is intended for the benefit of the officers and employees of Intrawest that are or will be party to or participants in the employment, retention or change of control agreements and arrangements referred to in section 4.10 and section 4.11 is intended for the benefit of the directors and officers of Intrawest or its subsidiaries and such sections will be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively, the “Intrawest Beneficiaries”) and Intrawest and any successors to Intrawest (including any Surviving Corporation) will hold the rights and benefits of sections 4.10 and 4.11 and this section 8.10 in trust for and on behalf of the Intrawest Beneficiaries and Intrawest hereby accepts such trust and agrees to hold the benefit of and enforce performances of such covenants on behalf of the Intrawest Beneficiaries and such rights are in addition to, and not in substitution for, any other rights that any Intrawest Beneficiary may have by contract or otherwise, provided however that no approval of any beneficiary of such trust will be required in connection with an amendment or variation of sections 4.10 and 4.11 or this section 8.10 prior to the Effective Date.
8.11 Amendment
Subject to any requirements imposed by applicable Laws or by the Court, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Intrawest Meeting but not later than the Effective Time, be amended by written agreement of the parties hereto, and any such amendment may, without limitation:
(a)	change the time for performance of any of the obligations or acts of the parties;

(b)	waive any inaccuracies or modify any representation, term or provision contained herein or in any document delivered pursuant hereto; or

(c)	waive compliance with or modify any of the conditions precedent referred to in Article 7 or any of the covenants herein contained or waive or modify performance of any of the obligations of the parties hereto;
provided, however, that no such amendment may reduce or materially affect the consideration to be received by the Intrawest Securityholders under the Arrangement without their approval at the Intrawest Meeting or, following the Intrawest Meeting, without their approval given in the same manner as required by applicable Legislation for the approval of the Arrangement as may be required by the Court and provided further that Intrawest shall agree to any amendments proposed by Parent to section 3.1 of the Plan of Arrangement (and shall take such steps as are necessary to effect such amendments of the Plan of Arrangement in accordance with the terms thereof), including the ordering of the steps set out therein, but only to the extent that such amendments have consequences to each of Intrawest, the Intrawest Securityholders, the DSU Holders and the RSU holders which are equivalent to or better than those contemplated in the Plan of Agreement.
8.12 Waiver and Modifications
Intrawest, on the one hand, and Parent and Acquisitionco, on the other hand, may (i) waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto, (ii) extend the time for the performance of any of the obligations or acts of the other party, (iii) waive or consent to the modification of any of the covenants herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other hereto or (iv) waive the fulfillment of any condition to its own obligations contained herein. Any waiver or consent to the modifications of any of the provisions of this Agreement, to be effective, must be in writing executed by the party or parties granting such waiver or consent and, unless otherwise provided in such written waiver, will be limited to the specific breach or condition waived. No delay or omission by any party to this Agreement in exercising any right, power or remedy provided by Law or under this Agreement, or failure of any party to assent to any of the rights provided by Law or under this Agreement will affect that right, power or remedy or constitute or operate as a waiver thereof. The single or partial exercise of any right, power or remedy provided by Law or under this Agreement will not preclude any further exercise of such right, power or remedy or the exercise of any further exercise of such right, power or remedy or the exercise of any other right, power or remedy. No waiver or partial waiver of any nature, in any one or more instances, will be deemed or construed a continued waiver of any condition or breach of any other term, representation or warranty in this Agreement.
8.13 Severability
If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect and will in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated herein is not affected in any manner which has a Material Adverse Effect on either Intrawest or Parent. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Arrangement is consummated as originally contemplated to the greatest extent possible.
8.14 Mutual Interest
Notwithstanding the fact that any part of this Agreement has been drafted or prepared by or on behalf of one of the parties hereto, all parties confirm that they and their respective counsel have reviewed and negotiated this Agreement and that the parties hereto have adopted this Agreement as the joint agreement and understanding of the parties, and the language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and the parties hereto waive the application of any Laws or rule or construction providing that ambiguities in any agreement or other document will be construed against the party drafting such agreement or other document and agree that no rule of construction providing that a provision is to be interpreted in favour of the person who contracted the obligation and against the person who stipulated it will be applied against any party hereto.
8.15 Further Assurances
Subject to the conditions of this Agreement, the parties hereto will, from time to time and at all times hereafter, at the request of the other party, do all such further acts and things, including executing and delivering all such further deeds, agreements, transfers, documents, assurances and instruments, as will be reasonably necessary in order to fully perform and carry out the terms and intent of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement and, where appropriate, the parties hereto will cooperate with each other in doing those acts and things.
8.16 Injunctive Relief
The Parties agree that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached for which money damages would not be an adequate remedy at law. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions and other equitable relief to prevent breaches of this Agreement, any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief hereby being waived.

8.17 No Personal Liability
(a)	No director, officer or employee of Parent or Acquisitionco will have any personal liability to Intrawest under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of Parent or Acquisitionco.

(b)	No director, officer or employee of Intrawest will have any personal liability to Parent or Acquisitionco under this Agreement or any other document delivered in connection with this Agreement or the Arrangement on behalf of Intrawest.
8.18 Counterparts
This Agreement may be executed and delivered (including by facsimile transmission) by the different parties hereto in separate counterparts, each of which will when executed be deemed an original and all of which taken together will constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or electronic transmission will constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the authorized signatories of the parties transmitted by facsimile or electronic transmission will be deemed to be their original signatures for all purposes.
[THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF this Agreement has been executed by the parties hereto as of the date first set out above.

WINTERGAMES ACQUISITION LLC

Per:	“Randal A. Nardone”

Name: Randal A. Nardone
Title: Chief Operating Officer

3167113 NOVA SCOTIA COMPANY

Per:	“Randal A. Nardone”

Name: Randal A. Nardone
Title: Chief Operating Officer

INTRAWEST CORPORATION

Per:	“Joe S. Houssain”

Name: Joe S. Houssain
Title: Chief Executive Officer

Per:	“ Gordon H. MacDougall”

Name: Gordon H. MacDougall
Title: Lead Director

SCHEDULE A
PLAN OF ARRANGEMENT
UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT
ARTICLE 1
INTERPRETATION
1.1 Definitions
In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the respective meanings set out below and grammatical variations of such terms will have corresponding meanings:
“6.875% Notes” means the 6.875% Senior Notes due October 15, 2009 issued by Intrawest pursuant to an indenture dated as of October 6, 2004 between Intrawest and JPMorgan Chase Bank and CIBC Mellon Trust Company;
“7.50% Notes” means the 7.50% Senior Notes due October 15, 2013 issued by Intrawest on each of October 9, 2003 and October 6, 2004 pursuant to an indenture dated as of October 9, 2003 between Intrawest and JPMorgan Chase Bank and CIBC Mellon Trust Company;
“Acquisitionco” means 3167113 Nova Scotia Company, an unlimited liability company incorporated under the laws of the Province of Nova Scotia;
“affiliate” has the meaning of such term as used in the Securities Act (British Columbia);
“Arrangement” means an arrangement under the provisions of section 192 of the CBCA on the terms and conditions set forth in this Plan of Arrangement, as amended, varied or supplemented from time to time in accordance with Section 8.11 of the Arrangement Agreement or Article 6 hereof or made at the direction of the Court in the Final Order;
“Arrangement Agreement” means the arrangement agreement dated August 10, 2006, between Parent, Acquisitionco and Intrawest as the same may be amended from time to time;
“Arrangement Resolutions” means the resolutions to be considered and, if thought fit, passed, by the Intrawest Securityholders at the Intrawest Meeting;
“Business Day” means any day on which commercial banks are generally open for business in Vancouver, British Columbia and New York, NY other than a Saturday, a Sunday or a day observed as a holiday in Vancouver, British Columbia under the laws of the Province of British Columbia or the federal laws of Canada or in New York, NY under the laws of the State of New York;
“CBCA” means the Canada Business Corporations Act (Canada);
“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued pursuant to subsection 192(7) of the CBCA;

“Common Share Letter of Transmittal” means the letter of transmittal to be sent by Intrawest to Common Shareholders for use in connection with the Arrangement;
“Common Shareholders” at any time means the holders at the time of Common Shares;
“Common Shares” means common shares without par value in the capital of Intrawest;
“Court” means the Supreme Court of British Columbia;
“CRA” means the Canada Revenue Agency;
“Depositary” means CIBC Mellon Trust Company or such other person as is appointed by Acquisitionco, with the consent of Intrawest, not to be unreasonably refused, to act as depositary for the purposes of the Arrangement;
“Depositary Agreement” means an agreement entered into between Intrawest, Acquisitionco and the Depositary in respect of the Arrangement and the deposit and disbursement of the amounts required to be paid by Acquisitionco pursuant to section 3.1(f) and by Intrawest pursuant to sections 3.1(b), 3.1(h) and 3.1(i);
“Director” means the Director appointed pursuant to section 260 of the CBCA;
“Dissent Rights” has the meaning ascribed thereto in section 4.1;
“Dissenting Common Shareholder” means a Common Shareholder who properly exercises Dissent Rights in respect of the Arrangement in strict compliance with the Dissent Rights and who has not withdrawn their notice of dissent;
“DSUs” means:
(a)	in the case of the Intrawest Director DSU Plan, all of the deferred share units credited to the participants thereunder immediately prior to the Effective Time;

(b)	in the case of the Intrawest Key Executive DSU Plan, all of the deferred share units credited to the participants thereunder immediately prior to the Effective Time;

(c)	in the case of the Intrawest Return on Capital Plan, the “Target Allocation” in respect of each of the participants thereunder (being a total of 337,950 notional Common Shares); and

(d)	in the case of the Intrawest LTIP, all of the notional Common Shares that would be allotted to each participant thereunder in the event of the termination of the employment of each of them with Intrawest after July 1, 2006 and before September 30, 2006 in circumstances which do not entitle any of them to a “Reasonable Notice Period Allotment” thereunder;
“DSU Transmittal Letter” means the letter of transmittal to be provided by Intrawest to holders of DSUs for use in connection with the Arrangement;

2

“Effective Date” means the date on which all conditions to the completion of the Arrangement as set out in the Arrangement Agreement have been satisfied or waived in accordance with the provisions of the Arrangement Agreement and all documents agreed to be delivered under the Arrangement Agreement have been delivered to the satisfaction of the parties thereto, acting reasonably, which will be the date shown on the Certificate of Arrangement, giving effect to the Arrangement;
“Effective Time” means the time on the Effective Date as specified in writing by Intrawest in a notice delivered to the parties to the Arrangement Agreement;
“Final Order” means the order of the Court approving the Arrangement under section 192 of the CBCA, as such order may be affirmed, amended or modified by the Court at any time prior to the Effective Date or, if appealed, unless such appeal is withdrawn, abandoned or denied, as affirmed or amended on appeal;
“Governmental Authority” means any multinational, federal, provincial, state, regional, municipal, local or other government or governmental body and any division, agent, agency, commission, board or authority of any government, governmental body, quasi-governmental or private body exercising any statutory, regulatory, expropriation or taxing authority under the authority of any of the foregoing and any domestic, foreign or international judicial, quasi-judicial or administrative court, tribunal, commission, board, panel or arbitrator acting under the authority of any of the foregoing;
“holder”, when used with reference to (a) any Common Shares, means the holder of such shares shown from time to time in the securities register maintained by or on behalf of Intrawest in respect of the Common Shares; (b) any Intrawest Option, means the holder of such Intrawest Option shown from time to time in the register maintained by or on behalf of Intrawest in respect of the Intrawest Options; (c) any DSUs, means the holders of such DSUs shown from time to time in the books and records maintained by or on behalf of Intrawest in respect of the applicable Intrawest DSU Plan; and (d) any RSUs, means the holders of such RSUs shown from time to time in the books and records maintained by or on behalf of Intrawest in respect of the Performance RSU Agreement and/or the Restricted Share Unit Agreement;
“Interim Order” means the interim order of the Court to be issued following the application therefor contemplated by the Arrangement Agreement and containing declarations and directions with respect to the Arrangement and the holding of the Intrawest Meeting, as such order may be amended, modified, supplemented or varied by the Court;
“Intrawest Director DSU Plan” means the “Director Deferred Share Unit Plan” of Intrawest, as amended from time to time;
“Intrawest DSU Plans” means the Intrawest LTIP, the Intrawest Return on Capital Plan, the Intrawest Key Executive DSU Plan and the Intrawest Director DSU Plan;
“Intrawest Employee Share Purchase Plan” means the “Intrawest Employee Share Purchase Plan”, as amended from time to time;
“Intrawest Key Executive DSU Plan” means the “Key Executive Deferred Share Unit Plan – 2001” of Intrawest, as amended from time to time;

3

“Intrawest LTIP” means the “Executive Long Term Incentive Plan” of Intrawest, as amended from time to time;
“Intrawest” means Intrawest Corporation, a corporation continued under the CBCA;
“Intrawest Meeting” means the special meeting of the Intrawest Securityholders, including any adjournment or postponement thereof, to be called pursuant to the Interim Order for the purpose of considering and, if thought fit, approving the Arrangement Resolutions;
“Intrawest Options” at any time means options to acquire Common Shares granted pursuant to the Intrawest Stock Option Plan which are, at such time, outstanding and unexercised, whether or not vested;
“Intrawest Option Letter of Transmittal” means the letter of transmittal to be sent by Intrawest to holders of Intrawest Options for use in connection with the Arrangement;
“Intrawest Return on Capital Plan” means the “Key Executive Long Term Incentive Plan” of Intrawest, as amended from time to time;
“Intrawest Securityholders” at any time means the Common Shareholders and holders of Intrawest Options at that time;
“Intrawest Share Purchase Plans” means, collectively, the Whistler/Blackcomb Employee Savings and Share Purchase Plan, the 2002 Funded Senior Employee Share Purchase Plan and the Intrawest Employee Share Purchase Plan;
“Intrawest Stock Option Plan” means the “Stock Option Plan” of Intrawest, as amended from time to time;
“Lien” means any mortgage, lien, hypothec, security interest, pledge or other encumbrance, charge or adverse right or claim, defect of title, restriction or other rights of third parties;
“Notes” means, collectively, the 6.875% Notes and the 7.50% Notes;
“Parent” means Wintergames Acquisition LLC, a limited liability company incorporated under the laws of the State of Delaware or any party to which such party assigns the Arrangement Agreement in accordance with the terms thereof;
“Person” includes an individual, sole proprietorship, corporation, body corporate, incorporated or unincorporated association, syndicate, partnership, limited partnership, limited liability company, unlimited liability company, joint venture, joint stock company, trust, natural person in his or her capacity as trustee, executor, administrator or other legal representative, Governmental Authority or other entity, whether or not having legal status;
“Performance RSU Agreement” means the Performance Based Restricted Share Unit agreement made as of the 24th day of April, 2006 between Intrawest and Alex Wasilov;

4

“Restricted Share Unit Agreement” means the Restricted Share Unit Agreement made as of the 24th day of April, 2006 between Intrawest and Alex Wasilov;
“RSUs” means:
(a) in the case of the Performance RSU Agreement, the “Target Allocation” thereunder (being 48,270 notional Common Shares); and
(b) in the case of the Restricted Share Unit Agreement, all the 29,439 notional Common Shares granted thereunder;
“RSU Transmittal Letter” means the letter of transmittal to be provided by Intrawest to holders of RSUs for use in connection with this Arrangement; and
“Tax Act” means the Income Tax Act (Canada).
1.2 Currency
Except where otherwise specified, all references to sums of money in this Plan of Arrangement are expressed in lawful money of the United States and “$” refers to United States dollars.
1.3 Interpretation Not Affected by Headings
The division of this Plan of Arrangement into Articles, sections, paragraphs and subparagraphs and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Plan of Arrangement. The terms “hereof”, “herein”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, section, subsection or other subdivision hereof. Unless the contrary intention appears, references in this Plan of Arrangement to an Article, section, subsection or other subdivision hereof by number or letter or both refer to that Article, section, subsection or other subdivision, respectively, bearing that designation in this Plan of Arrangement.
1.4 Number and Gender
Unless the context otherwise requires, words importing the singular number only will include the plural and vice versa; words importing the use of any gender will include all genders; and words importing persons will include firms and corporations and vice versa. Whenever used in this Plan of Arrangement, the words “including” or “includes” and similar terms of inclusion will not, unless expressly modified by the words “only” or “solely”, be construed as terms of limitation, but rather will mean “including but not limited to” and “includes but is not limited to”, so that references to included matters will be regarded as illustrative without being either characterizing or exhaustive.
1.5 Date of Any Action
In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action will be required to be taken on the next succeeding day which is a Business Day.

5

1.6 Time
Time will be of the essence in every matter or action contemplated hereunder.
1.7 Statutory References
References to any statute, enactment or legislation or to any section or provision thereof include a reference to any order, ordinance, regulation, rule or by-law or proclamation made under or pursuant to that statute, enactment or legislation and all amendments, modifications, consolidations, re-enactments or replacements thereof or substitutions therefor from time to time.
ARTICLE 2
BINDING EFFECT
2.1 Arrangement Agreement
This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms a part of the Arrangement Agreement.
2.2 Binding Effect
This Plan of Arrangement will become effective on, and be binding at and after, the Effective Time on (i) Intrawest, (ii) Parent and Acquisitionco, (iii) all Common Shareholders and all beneficial owners of Common Shares, (iv) all holders of Intrawest Options, (v) all holders of DSUs and (vi) all holders of RSUs.
2.3 Conclusive Evidence
The issuance of the Certificate of Arrangement will be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.
ARTICLE 3
ARRANGEMENT
3.1 Arrangement
Commencing at the Effective Time, the following will occur and will be deemed to occur in the following order and be effective at the times stated, in each case without any further authorization, act or formality:
(a)	at the Effective Time, Acquisitionco will be deemed to have entered into an agreement with Intrawest pursuant to which Acquisitionco will at such time transfer or cause to be transferred to Intrawest those Notes, if any, then owned by it or any of its subsidiaries and acquired pursuant to an offer made to all holders of each of the 6.875% Notes and the 7.50% Notes at substantially the same price as Acquisitionco or any of its subsidiaries paid for such Notes (the “Purchase Amount”), and the Notes that are thereby transferred to Intrawest by Acquisitionco will be treated as having

6

been repaid and will be immediately cancelled at such time, in each case without further act or formality. Intrawest may, in full and absolute satisfaction of the Purchase Amount, pay the Purchase Amount through the issuance of a demand promissory note;

(b)	five minutes following the step contemplated in section 3.1(a), all of the Intrawest Options granted and outstanding immediately prior to the Effective Time will, without any further action on behalf of any holder of Intrawest Options, be transferred by the holders thereof to Intrawest without any act or formality on its or their part in exchange for a cash amount payable to each holder thereof equal to the excess, if any, of (i) the product of the number of Common Shares underlying Intrawest Options held by such holder and $35.00 over (ii) the aggregate exercise price payable under such Intrawest Options by the holder to acquire the Common Shares underlying such Intrawest Options (or if the exercise price of such Intrawest Option under the terms of such Intrawest Option is expressed in Canadian currency, the U.S. dollar equivalent of such exercise price determined by using the U.S. Dollar/Canadian Dollar Daily Noon Rate as published by the Bank of Canada on the Business Day prior to the Effective Date);

(c)	at the time of the step contemplated in section 3.1(b), with respect to each Intrawest Option, the holder thereof will cease to be the holder of such Intrawest Option, will cease to have any rights as a holder in respect of such Intrawest Option or under the Intrawest Stock Option Plan, and such holder’s name will be removed from the registers of Intrawest Options with respect to such Intrawest Options;

(d)	at the time of the step contemplated in section 3.1(b), the Intrawest Stock Option Plan will be cancelled;

(e)	five minutes following the step contemplated in section 3.1(b), the Common Shares held by the Dissenting Common Shareholders in respect of which such Dissenting Common Shareholders have exercised Dissent Rights and have not withdrawn their notice of dissent will be deemed to have been transferred to Acquisitionco and such holders will cease to have any rights as shareholders other than the right to be paid the fair value of their Common Shares as set out in section 4.1;

(f)	at the time of the step contemplated in section 3.1(e), all Common Shares outstanding immediately prior to the Effective Time (including (i) Common Shares issued pursuant to the exercise of any Intrawest Option duly exercised prior to the Effective Time in accordance with the provisions of the Intrawest Stock Option Plan and the option agreement evidencing any such Intrawest Option and (ii) Common Shares outstanding pursuant to the Intrawest Share Purchase Plans) other than Common Shares held by a Dissenting Common Shareholder who is entitled to be paid the fair value of its Common Shares (as determined in accordance with section 4.1), will be and be deemed to be transferred by the Common Shareholders to Acquisitionco (free and clear of any Liens) in exchange for $35.00 in cash per Common Share; and

7

(g)	at the time of the step contemplated in section 3.1(e) with respect to each Common Share transferred pursuant to sections 3.1(e) or 3.1(f):
(i)	the holder of such Common Share will cease to be the holder of such Common Share;

(ii)	the holder’s name will be removed from the register of Common Shares with respect to such Common Shares; and

(iii)	legal and beneficial title to such Common Share will vest in Acquisitionco, and Acquisitionco will be and be deemed to be the transferee and legal and beneficial owner of all Common Shares (free and clear of any Liens) and will be entered in the register for the Common Shares as the sole holder thereof, and the former holder and beneficial owner of such Common Share will cease to have any rights as a shareholder in respect of such Common Share;
(h)	five minutes following the step contemplated in section 3.1(e), notwithstanding the terms of the Intrawest DSU Plans, all vested and unvested DSUs under each Intrawest DSU Plan will be deemed to be vested, and will without any further action by the holders of DSUs be cancelled and terminated by Intrawest and each holder thereof will be entitled to receive from Intrawest, in exchange therefor, $35.00 in cash per DSU;

(i)	at the time of the step contemplated in section 3.1(h), notwithstanding the terms of the Performance RSU Agreement and the Restricted Share Unit Agreement, all vested and unvested RSUs thereunder will be deemed to be vested and will without any further action by the holder of the RSUs be cancelled and terminated by Intrawest and the holder thereof will be entitled to receive from Intrawest, in exchange therefor, $35.00 in cash per RSU;

(j)	at the time of the step contemplated in section 3.1(h), each of the Intrawest DSU Plans will be cancelled;

(k)	at the time of the step contemplated in section 3.1(i), each of the Performance RSU Agreement and the Restricted Share Unit Agreement will be cancelled;

(l)	at the time of the step contemplated in 3.1(f), each of the Intrawest Share Purchase Plans will be cancelled; and

(m)	after completion of the foregoing, Intrawest will file the prescribed form of election under the Tax Act with the CRA to cease to be a public corporation for purposes of the Tax Act;
provided that none of the foregoing will occur or will be deemed to occur unless all of the foregoing occurs.
3.2 Adjustments to Consideration

8

The consideration payable by Acquisitionco with respect to each Common Share transferred pursuant to section 3.1(f), each Intrawest Option terminated and cancelled pursuant to section 3.1(b), each DSU terminated and cancelled pursuant to section 3.1(h) and each RSU terminated and cancelled pursuant to section 3.1(i), will be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Common Shares other than stock dividends paid in lieu of ordinary course dividends), consolidation, reorganization, recapitalization or other like change with respect to Common Shares effected in accordance with the terms of the Arrangement Agreement occurring after the date of the Arrangement Agreement and prior to the Effective Time.
ARTICLE 4
RIGHTS OF DISSENT
4.1 Rights of Dissent
Common Shareholders may exercise rights of dissent with respect to Common Shares held by them pursuant to and in the manner set forth in section 190 of the CBCA as modified by this section 4.1, as the same may be modified by the Interim Order or the Final Order (“Dissent Rights”) in connection with the Arrangement; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolutions referred to in subsection 190(5) of the CBCA must be received by Intrawest not later than 5:00 p.m. (Vancouver time) on the Business Day preceding the Intrawest Meeting. Common Shareholders who duly exercise such rights of dissent and who:
(a)	are ultimately determined to be entitled to be paid fair value for the Common Shares in respect of which they have exercised Dissent Rights will be deemed to have irrevocably transferred such Common Shares to Acquisitionco pursuant to section 3.1(e); or

(b)	are ultimately not entitled, for any reason, to be paid fair value for the Common Shares in respect of which they have exercised Dissent Rights will be deemed to have participated in the Arrangement on the same basis as a Common Shareholder that has not exercised Dissent Rights, as at and from the time specified in section 3.1(f), and will receive, and be entitled to receive, only the consideration for each Common Share on the basis set forth in section 3.1(f);
but in no case will Parent, Acquisitionco, Intrawest or any other Person be required to recognize such holders as holders of Common Shares after the completion of the step set forth in section 3.1(e), and each Dissenting Common Shareholder will cease to be entitled to the rights of a Common Shareholder in respect of the Common Shares in relation to which such Dissenting Common Shareholder has exercised Dissent Rights and the register for the Common Shares will be amended to reflect that such former holder is no longer the holder of such Common Shares as and from the completion of the step set forth in section 3.1(e).
ARTICLE 5
CERTIFICATES AND PAYMENTS
5.1 Payments of Consideration

9

(a)	At or before the filing of the Articles of Arrangement, Acquisitionco will deposit, and Parent will cause Acquisitionco to deposit, with the Depositary in escrow for the benefit of the Common Shareholders, cash in the aggregate amount equal to the payments contemplated by section 3.1(f) (calculated without reference to whether any Common Shareholders have exercised or may exercise Dissent Rights). As soon as practicable following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Common Shares that were exchanged for cash, together with a duly completed and executed Common Share Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Common Shareholder of such surrendered certificate will be entitled to receive in exchange therefor, and the Parent will cause the Depositary to deliver to such Common Shareholder, the cash which such Common Shareholder has the right to receive under the Arrangement for such Common Shares, less any amounts withheld pursuant to section 5.4 and any certificate so surrendered will forthwith be cancelled. The cash deposited with the Depositary will be held in an interest-bearing account, and any interest earned on such funds will be for the account of Acquisitionco.

(b)	Until surrendered as contemplated by this section 5.1, each certificate which immediately prior to the Effective Time represented Common Shares will be deemed after the time described in section 3.1(f) to represent only the right to receive upon such surrender a cash payment in lieu of such certificate as contemplated in this section 5.1, less any amounts withheld pursuant to section 5.4. Any such certificate formerly representing Common Shares not duly surrendered on or before the sixth anniversary of the Effective Date will cease to represent a claim by or interest of any former Common Shareholder of any kind or nature against or in Intrawest, Parent or Acquisitionco. On such date, all cash to which such former holder was entitled will be deemed to have been surrendered to Acquisitionco.

(c)	Subject to section 5.3, Acquisitionco will cause the Depositary, as soon as practicable following the later of the Effective Date and the date of deposit by any former holder of Common Shares with the Depositary of the documentation required pursuant to section 5.1(a), to:
(i)	forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address specified in the Common Share Letter of Transmittal; or

(ii)	if requested by such former holder in the Common Share Letter of Transmittal, make available at the offices of the Depositary specified in the Common Share Letter of Transmittal for pick-up by such former holder; or

(iii)	if the Common Share Letter of Transmittal neither specifies an address nor contains a request as described in section 5.1(c)(ii), forward or cause to be forwarded by first class mail (postage paid) to such former holder at the address of such former holder as shown on the securities register maintained

10

by or on behalf of Intrawest in respect of Common Shares immediately prior to the Effective Time;
a cheque representing the net cash payment, if any, payable to such former holder in accordance with the provisions hereof.

(d)	No former holder of Common Shares that were acquired by Acquisitionco pursuant to section 3.1(f) will be entitled to receive any consideration with respect to such Common Shares, other than the net cash payment, if any, which they are entitled to receive in accordance with section 3.1(f) and, for greater certainty, no such former holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

(e)	Until such time as a former holder of Common Shares that were acquired by Acquisitionco pursuant to section 3.1(f) complies with the provisions of section 5.1(a), the cash payment, to which such former holder is entitled will, subject to section 5.3, be paid to and held by the Depositary to be held in trust for such former holder for delivery to such former holder, without interest, upon deposit with the Depositary of the documentation required pursuant to section 5.1(a).

(f)	Subject to section 5.3, until surrendered as contemplated by this section 5.1, each certificate which immediately prior to the Effective Date represented Common Shares that were acquired by Acquisitionco under the Arrangement will be deemed at all times after the time described in section 3.1(f) to represent only the right to receive upon such surrender the net cash payment from the Depositary which such former holder is entitled to receive pursuant to section 3.1(f) in accordance with the provisions of this Plan of Arrangement.

(g)	At or before the Effective Time, Acquisitionco will deposit, on behalf of Intrawest and Parent will cause Acquisitionco to deposit, on behalf of Intrawest with the Depositary in escrow the amount of cash required to satisfy the payment obligations of Intrawest pursuant to sections 3.1(b), 3.1(h) and 3.1(i) such amount to be held for purposes of such obligations. The cash shall be held in a separate interest-bearing account and any interest earned on such funds will be for the account of Intrawest.

(h)	As soon as practicable following the later of the Effective Date and the delivery to the Depositary by or on behalf of a former holder of any Intrawest Option, DSUs or RSUs, of a duly completed Intrawest Option Letter of Transmittal, DSU Transmittal Letter or RSU Transmittal Letter, as the case may be, and such additional documents and instruments as the Depositary may reasonably require, the former holder of such Intrawest Option, DSUs or RSUs, as reflected on the registers maintained by or on behalf of Intrawest in respect of Intrawest Options, or in the books and records of Intrawest maintained in connection with the Intrawest DSU Plans or the Performance RSU Agreement or the Restricted Share Unit Agreement, as the case may be, will be entitled to receive the cash payment which such former holder is entitled to receive pursuant to sections 3.1(b), 3.1(h) and 3.1(i), as the case may be, less any amounts withheld pursuant to section 5.4.

11

(i)	Subject to section 5.3, Acquisitionco will, on behalf of Intrawest, cause the Depositary, as soon as practicable following the later of the Effective Date and the date of deposit by any former holder of any Intrawest Option, DSUs or RSUs, with the Depositary of the documentation required pursuant to section 5.1(h), to:
(i)	forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Intrawest Option Letter of Transmittal, DSU Transmittal Letter or RSU Transmittal Letter, as the case may be; or

(ii)	if requested by such former holder in the Intrawest Option Letter of Transmittal, DSU Transmittal Letter or RSU Transmittal Letter, as the case may be, make available at the offices of the Depositary specified therein for pick-up by such former holder; or

(iii)	if the Intrawest Option Letter of Transmittal, DSU Transmittal Letter or RSU Transmittal Letter, as the case may be, neither specifies an address nor contains a request as described in section 5.1(i)(ii), forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address of such former holder as shown on the registers of Intrawest Options, or in the books and records of Intrawest, in respect of the DSUs and RSUs, as the case may be, immediately prior to the Effective Time;
a cheque representing the net cash payment, if any, payable to such former holder in accordance with the provisions hereof.
5.2 Lost Certificates
In the event any certificate which immediately prior to the Effective Time represented any outstanding Common Shares that were acquired by Acquisitionco pursuant to section 3.1(e) or 3.1(f) has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will pay in relation to for such lost, stolen or destroyed certificate, the net cash payment which the former holder of such Common Shares is entitled to receive pursuant to section 3.1(e) or 3.1(f). When authorizing such payment in relation to any lost, stolen or destroyed certificate, the Person to whom the payment is made will, as a condition precedent to the delivery thereof, give a bond satisfactory to Acquisitionco, Intrawest and the Depositary in such sum as Acquisitionco may direct or otherwise indemnify Acquisitionco and Intrawest in a manner satisfactory to Acquisitionco and Intrawest against any claim that may be made against Acquisitionco and Intrawest with respect to the certificate alleged to have been lost, stolen or destroyed.
5.3 Extinction of Rights
If (i) any former holder of Common Shares that are acquired by Acquisitionco pursuant to section 3.1(f) fails for any reason to deliver to the Depositary for cancellation the certificates formerly representing Common Shares (or an affidavit of loss and bond or other indemnity pursuant to section 5.2), together with such other documents or instruments required for such former holder to receive the cash payment which such former holder is entitled to receive pursuant to section 3.1(f), or (ii)

12

any former holder of any Intrawest Option, DSU or RSU fails for any reason to deliver to the Depositary the documents or instruments required for such former holder to receive the cash payment which such former holder is entitled to receive pursuant to section 3.1(b), 3.1(h) or 3.1(i), as the case may be, in each case on or before the sixth anniversary of the Effective Date, on such sixth anniversary such former holder will be deemed to have donated and forfeited to Acquisitionco, in the case of the Common Shares, and to Intrawest, in the case of the Intrawest Options, DSUs and RSUs, any cash, net of any applicable withholding or other taxes, held by the Depositary in trust for such former holder to which such former holder is entitled. At and after the Effective Time, any certificate formerly representing Common Shares will represent only the right to receive from the Depositary the consideration provided in the Plan of Arrangement; provided that such certificates will, on the sixth anniversary of the Effective Date, cease to represent a claim of any nature whatsoever and will be deemed to have been surrendered to Acquisitionco and will be cancelled. Neither Intrawest nor Acquisitionco (or any of their respective successors) will be liable to any Person in respect of any cash (including any cash previously held by the Depositary in trust for any such former holder) which is delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.
5.4 Withholding Rights
Intrawest, Parent, Acquisitionco and the Depositary will be entitled to deduct and withhold from any consideration otherwise payable to any Intrawest Securityholder or holder of DSUs or RSUs under this Plan of Arrangement (including any payment to Dissenting Common Shareholders), such amounts as Intrawest, Acquisitionco or the Depositary is required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law as counsel may advise is required to be so deducted and withheld by Intrawest, Acquisitionco or the Depositary, as the case may be. To the extent that any amounts are so deducted and withheld such withheld amounts will be treated for all purposes hereof as having been paid to the Intrawest Securityholder or holder of DSUs or RSUs, as the case may be, in respect of which such deduction and withholding was made on account of the obligation to make payment to such Intrawest Securityholder or holder of DSUs or RSUs hereunder, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Authority by or on behalf of Intrawest, Acquisitionco or the Depositary, as the case may be.
ARTICLE 6
AMENDMENTS
6.1 Amendments to Plan of Arrangement
(a)	Intrawest reserves the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) approved by Parent and Acquisitionco, (iii) filed with the Court and, if made following the Intrawest Meeting, approved by the Court and (iv) communicated to Intrawest Securityholders in the manner required by the Court (if so required).

13

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Intrawest at any time prior to the Intrawest Meeting (provided that Parent and Acquisitionco have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Intrawest Meeting (other than as may be required under the Interim Order), will become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Intrawest Meeting will be effective only if (i) it is consented to by each of Intrawest, Parent and Acquisitionco and (ii) if required by the Court or applicable law, it is consented to by Intrawest Securityholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Acquisitionco provided that it concerns a matter which, in the reasonable opinion of Acquisitionco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former Intrawest Securityholder.
ARTICLE 7
FURTHER ASSURANCES
Notwithstanding that the transactions and events set out herein will occur and be deemed to occur at the times and in the order set out in this Plan of Arrangement, within the meaning of Section 192 of the CBCA and, in particular, that the share exchanges, within the meaning of Subsection 192(1)(f) of the CBCA, will become effective in accordance with Section 192(8) of the CBCA, without any further act or formality, each of the parties to the Arrangement Agreement will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

14

SCHEDULE B
APPROPRIATE REGULATORY APPROVALS
Part A – Canada
•	Either (1) the applicable waiting periods and any extensions thereof under section 123 of the Competition Act will have expired or been earlier terminated without the Commissioner of Competition (the “Commissioner”) appointed under the Competition Act having given notice that she intends to make an application to the Competition Tribunal for an order under section 92 of the Competition Act in respect of the Arrangement, (2) the obligation to provide a pre-merger notification in accordance with Part IX of the Competition Act has been waived by the Commissioner in accordance with paragraph 113(c) of the Competition Act, or (3) the Commissioner will have issued an advance ruling certificate under section 102 of the Competition Act setting out that the Commissioner is satisfied that she would not have sufficient grounds on which to apply for an order in respect of the Arrangement or any transaction contemplated thereunder.

•	Parent has been advised in writing that the Minister designated under the Investment Canada Act is satisfied, or the Minister is deemed to be satisfied, that the acquisition of Intrawest contemplated by the Arrangement is likely to be of net benefit to Canada.

•	Approvals of the Canadian Securities Administrators as required.
Part B – United States
•	The waiting period (and any extension thereof) applicable to the Arrangement under the HSR Act shall have been terminated or shall have expired.

•	Compliance with any applicable requirements of United States federal securities laws.

15